    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2002.


                                                      REGISTRATION NO. 333-83500
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         POLO RALPH LAUREN CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    13-2622036
               STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
              (INCORPORATION OR ORGANIZATION)                                    IDENTIFICATION NO.)

                               650 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 318-7000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                          EDWARD W. SCHEUERMANN, ESQ.
                      VICE PRESIDENT -- CORPORATE COUNSEL
                         POLO RALPH LAUREN CORPORATION
                               650 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 318-7000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                MARK S. BERGMAN, ESQ.                               VALERIE FORD JACOB, ESQ.
                DOUGLAS A. CIFU, ESQ.                       FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
      PAUL, WEISS, RIFKIND, WHARTON & GARRISON                         ONE NEW YORK PLAZA
             1285 AVENUE OF THE AMERICAS                               NEW YORK, NY 10004
                 NEW YORK, NY 10019                                      (212) 859-8000
                   (212) 373-3000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED               PROPOSED
                                              AMOUNT TO BE         MAXIMUM OFFERING       MAXIMUM AGGREGATE         AMOUNT OF
 TITLE OF SECURITIES TO BE REGISTERED          REGISTERED          PRICE PER SHARE         OFFERING PRICE       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A common stock, par value $.01
  per share............................   12,650,000 shares(1)        $27.41(2)          $346,736,500(1)(2)        $31,900(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,650,000 shares of Class A common stock subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the New York Stock Exchange on February 22, 2002.

(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED APRIL 12, 2002.


                               11,000,000 Shares

                            [POLO RALPH LAUREN LOGO]
                              Class A Common Stock
                            ------------------------
     All of the shares of Class A common stock in the offering are being sold by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of the shares.


     The Class A common stock is listed on the New York Stock Exchange under the symbol "RL". The last reported sale price of the Class A common stock on April 11, 2002 was $28.65 per share.


     See "Risk Factors" on page 8 to read about factors you should consider before buying shares of the Class A common stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                              Per Share    Total
                                                              ---------    -----
Initial price to public.....................................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to the selling stockholders......  $            $

     To the extent that the underwriters sell more than 11,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,650,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

                            ------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2002.

GOLDMAN, SACHS & CO.
                                CREDIT SUISSE FIRST BOSTON

                                                        UBS WARBURG

                            ------------------------

                      Prospectus dated             , 2002.

                        [PHOTOS OF MODELS AND PRODUCTS.]

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    8
Special Note Regarding Forward-Looking Statements...........   16
Price Range of Class A Common Stock and Dividends...........   17
Use of Proceeds.............................................   18
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   34
Management..................................................   53
Principal and Selling Stockholders..........................   56
Description of Capital Stock................................   60
Shares Eligible for Future Sale.............................   68
United States Tax Consequences to Non-United States
  Holders...................................................   70
Underwriting................................................   74
Legal Matters...............................................   77
Experts.....................................................   77
Where You Can Find More Information.........................   77
Incorporation by Reference..................................   77
Index to Financial Statements...............................  F-1

                      (This page intentionally left blank)

                               PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before investing in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in the Class A common stock discussed under "Risk Factors" on pages 8 - 15. Fiscal 2001, fiscal 2000, fiscal 1998 and fiscal 1997 reflect a 52-week period and fiscal 1999 reflects a 53-week period.
     In this prospectus, references to "Polo", "ourselves", "we", "our", and "us" refer to Polo Ralph Lauren Corporation and its subsidiaries, unless the context requires otherwise. Due to the collaborative and ongoing nature of our relationships with our licensees, these licensees are referred to in this prospectus as "licensing partners", and the relationships between ourselves and these licensees are referred to as "licensing alliances". Notwithstanding these references, however, the legal relationship between ourselves and our licensees is not one of partnership, but of licensor and licensee.

                         POLO RALPH LAUREN CORPORATION
     We are a leader in the design, marketing and distribution of premium apparel and lifestyle products. Our brand names, which include "Polo", "Polo by Ralph Lauren", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren" and "Polo Jeans Co." constitute one of the world's most widely recognized families of consumer lifestyle brands. We believe that, under the direction of Ralph Lauren, the internationally renowned designer, we have influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with Polo and Ralph Lauren.

     Since our initial public offering in June 1997, we have significantly grown both our revenues and our net income. Our net revenues for the fiscal year ended March 31, 2001 were $2.2 billion, up substantially from net revenues of $1.2 billion for the fiscal year ended March 29, 1997. Although net income for fiscal 2001 was $59.3 million, compared to $117 million in fiscal 1997, fiscal 2001 net income reflected restructuring and special charges and foreign currency gains of $183.1 million. For the twelve months ended December 29, 2001, net income was $172 million from net revenues of $2.3 billion, and for the nine months ended December 29, 2001, net income was $124.5 million from net revenues of $1.7 billion, compared to net income of $11.8 million from net revenues of $1.7 billion for the nine months ended December 30, 2000.

     We believe that total global wholesale net sales of Ralph Lauren products generated by our wholesale operations and by our licensees are an important indication of the strength of our brands.

    FISCAL 2001 GLOBAL WHOLESALE NET SALES OF POLO RALPH LAUREN PRODUCTS(1)
[PIE CHART]                      (IN MILLIONS)

Menswear                                                                         2061
Womenswear                                                                       1198
Accessories                                                                       436
Home                                                                              402
Fragrance                                                                         386

                                                                     [PIE CHART]

U.S.                                                                             3626
Japan                                                                             456
Europe                                                                            346
Other (3)                                                                         337

                                 TOTAL:  $4,765
---------------
(1) Represents the total wholesale net sales of Polo Ralph Lauren products generated by our wholesale operations and our licensing partners. Wholesale net sales for Polo Ralph Lauren products sold by our licensing partners have been derived from information obtained from our licensing partners. Includes our wholesale sales of $1.1 billion and additional amounts representing transfers of products to our wholly-owned full price retail stores at wholesale prices and to our wholly-owned outlet stores at cost.
(2) Includes Australia, South America, the Pacific Rim, Korea and Canada.

     We began 35 years ago with a single tie and a vision of style and elegance. While our operations today span 65 countries, 20 labels and approximately 9,900 employees, the vision has remained unchanged. Our now famous polo player astride a horse logo and Ralph Lauren womenswear products were introduced in 1971. In that same year, the first in-store area dedicated exclusively to Polo Ralph Lauren products, or "shop-within-shop boutique", opened in Bloomingdale's flagship store in New York City and the first Polo Ralph Lauren store was opened by an independent third party. From these beginnings, the Polo Ralph Lauren brands grew to be among the most recognized luxury brands in the world and have served as the foundation upon which we have based our growth.

     We combine our design, marketing and imaging skills and consumer insight to offer, along with our licensing partners, broad lifestyle collections in our four product categories. We believe our products reflect a timeless and innovative American style desired by our customers. Our product categories are:

     - apparel, which represents the largest segment of our business and includes extensive collections of menswear, womenswear and children's clothing,

     - home collection, which offers coordinated products for bed and bath, interior decor and tabletop, and gift items,

     - accessories, which encompass a broad range of products such as footwear, eyewear, jewelry and leather goods, including handbags and luggage, and

     - fragrance and skin care products, which are sold under our Glamourous, Romance, Polo, Lauren, Safari and Polo Sport brands, among others.

     Our distinctive advertising builds our brand names and image season after season. We and our licensing partners collectively spent over $192 million in the nine months ended December 29, 2001 and over $222 million in fiscal 2001 to advertise and promote our brands worldwide through a variety of channels.

     We operate in three integrated segments: wholesale, retail and licensing.

     - Wholesale operations primarily consist of the design, sourcing, marketing and distribution of menswear and womenswear under the following brands:

            Menswear

            - Ralph Lauren Purple Label
            - Polo Ralph Lauren
            - Polo Sport
            - Polo Golf
            - RLX Polo Sport
            - Lauren
            Womenswear

            - Ralph Lauren Collection
            - Ralph Lauren Black Label
            - Ralph Lauren Blue Label (beginning fall 2002)
            - Polo Golf
            - RLX Polo Sport


     - Our retail sales are generated by our 39 Polo Ralph Lauren stores and 54 Club Monaco stores as well as our 95 Polo Ralph Lauren outlet stores, 24 Polo Jeans Co. outlet stores, ten Club Monaco outlet stores and 12 European outlet stores. These stores give us a broad, yet targeted, exposure to customers. The Polo Ralph Lauren stores provide us with a platform for experimenting with local trends and consumer tastes in key fashion markets such as New York City and Los Angeles.


     - Our licensing operations reflect our efforts to conceptualize, design and market a broad range of products. Licensing provides us with further penetration of the brand and image consistent with the Polo lifestyle as well as brand presence in select international geographic areas. We license over 30 products to 34 licensing partners, including Jones Apparel Group, Inc. and L'Oreal S.A.

     Details of our net revenues are shown in the table below.

                                        FISCAL YEAR ENDED                    NINE MONTHS ENDED
                             ----------------------------------------   ---------------------------
                             MARCH 31,     APRIL 1,       APRIL 3,      DECEMBER 29,   DECEMBER 30,
                                2001         2000           1999            2001           2000
                             ---------     --------       --------      ------------   ------------
                                                       (IN THOUSANDS)           (UNAUDITED)
Wholesale sales............  $1,053,842   $  885,246     $  859,498      $  805,565     $  758,190
Retail sales...............     928,577      833,980        659,352         743,988        750,681
                             ----------   ----------     ----------      ----------     ----------
Net sales..................   1,982,419    1,719,226      1,518,850       1,549,553      1,508,871
Licensing revenue..........     243,355      236,302        208,009         181,066        178,383
                             ----------   ----------     ----------      ----------     ----------
Net revenues...............  $2,225,774   $1,955,528     $1,726,859      $1,730,619     $1,687,254
                             ==========   ==========     ==========      ==========     ==========

OUR CORE STRENGTHS


     Our steady growth has resulted from several core strengths, which we believe distinguish us from our peers.


     - World-recognized Polo Ralph Lauren brand affording our business a solid foundation for growth.

     - Successful track record of product development through 35 years of operations.

     - Well-developed multi-channel presence with global operations in wholesale, retail and licensing.

     - Strong cash flow and balance sheet to fund our geographic expansion and product development.

     - The leadership of Mr. Ralph Lauren in creating and developing a unifying lifestyle vision in our business.

     - Experienced management team to oversee Polo's growth and a skilled design team to promote our brands.

OUR STRATEGY

     We have maintained a consistent operating strategy that has translated new products into growth in both sales and profitability. The key elements of this strategy are to:

     - Extend Polo Ralph Lauren Brands. While maintaining a consistent global image for our brands that portrays core lifestyle themes, we will seek both to extend existing brands and to create new brands to address new and emerging markets and customer groups.

     - Expand Our Geographic Coverage. In addition to our growth prospects in the U.S., we believe that international markets, specifically Europe and Japan, are under-penetrated and offer growth opportunities for our quintessential American designs and lifestyle image.

     - Increase Direct Management of Polo Ralph Lauren Brands. We continue to enhance our ability to control our brands by opening more of our own specialty stores, improving the merchandising in our existing specialty stores and strategically acquiring select licensees. By increasing the direct management of our brands and our products, we expect to enhance our brand image, as well as expand sales and profits more significantly.

     - Enhance Our Operations. We have spent the last 18 months focusing on the operations of our retail and wholesale businesses, as well as on improving efficiency at the corporate level. Although we have seen progress reflected in our financial results, we believe potential still exists for further significant margin expansion.

                                  THE OFFERING

Class A common stock offered
by selling stockholders.......   11,000,000 shares

                                 The selling stockholders hold all 22,720,979 of the outstanding shares of Class C common stock, each of which is convertible, at the option of the holder, into one share of Class A common stock. The selling stockholders intend to convert 11,000,000 shares of Class C common stock into an equal number of Class A common stock for sale in this offering.

Common stock to be outstanding
  after the offering:

     Class A Common Stock.....   43,226,933 shares (including the 11,000,000
                                 shares being sold by the selling stockholders)

     Class B Common Stock.....   43,280,021 shares

     Class C Common Stock.....   11,720,979 shares
                                 ----------

          Total...............   98,227,933 shares
                                 ==========

Use of proceeds...............   We will not receive any of the proceeds of this
                                 offering.

Risk factors..................   For a discussion of factors you should consider
                                 before buying shares of Class A common stock, see "Risk Factors."

Voting rights.................   The holders of Class A common stock generally
                                 have rights identical to holders of Class B common stock and Class C common stock, except that holders of Class A common stock and Class
                                 C common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of all classes of common stock generally will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable Delaware law.

NYSE symbol...................   RL


     Unless we specifically state otherwise, the information in this prospectus does not take into account the purchase of up to 1,650,000 shares of Class A common stock from the selling stockholders, following the conversion of an equal number of shares of Class C common stock, that the underwriters have the option to purchase solely to cover over-allotments. If the over-allotment option is exercised in full, we will have 44,876,933 shares of Class A common stock, and 10,070,979 shares of Class C common stock, outstanding.


     The number of shares of Class A common stock to be outstanding immediately after this offering is based upon our shares outstanding as of March 28, 2002 and does not take into account an aggregate of 9,454,239 shares of Class A common stock issuable upon exercise of options outstanding pursuant to our 1997 Long-Term Stock Incentive Plan and our 1997 Non-Employee Director Option Plan and an aggregate of 9,437,922 additional shares of Class A common stock available for future grants under these plans.
                            ------------------------

     Our principal offices are located at 650 Madison Avenue, New York, New York 10022, and our telephone number is (212) 318-7000. We maintain a web site at "www.polo.com." Information presented on our web site does not constitute part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The table below provides a summary of our consolidated financial data for the five fiscal years in the period ended March 31, 2001 and for the nine month periods ended December 29, 2001 and December 30, 2000. We derived the summary historical operating data and the balance sheet data as of and for the years ended March 31, 2001 and April 1, 2000 and the summary historical operating data for the year ended April 3, 1999 from the consolidated financial statements and notes thereto included elsewhere in this prospectus audited by Deloitte & Touche LLP, our independent auditors, whose report is contained elsewhere in this prospectus and should be read with those financial statements and the related notes. We derived the balance sheet data for the year ended April 3, 1999 and the summary historical operating data and the balance sheet data as of and for the years ended March 28, 1998 and March 29, 1997 from our audited consolidated financial statements contained in our annual reports on Form 10-K for the years ended March 28, 1998 and April 3, 1999, which are not included in this prospectus. We derived the summary historical operating data and the balance sheet data as of and for the nine month periods ended December 29, 2001 and December 30, 2000 from our unaudited consolidated financial statements which are contained in our quarterly report on Form 10-Q for the nine month periods ended December 29, 2001 and December 30, 2000 and included in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial position, results of operations and cash flows. You should read this summary consolidated financial data together with our consolidated financial statements and the notes to those financial statements as well as the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



     Income from operations, as adjusted, and earnings before interest, taxes, depreciation, amortization, equity in net loss of joint venture and restructuring and special charges, referred to as "adjusted EBITDA", are presented in order to allow for greater comparability between periods as well as an indication of our results on an ongoing basis. We calculate adjusted EBITDA as income from operations plus depreciation, amortization and restructuring and special charges. Because all companies do not calculate income from operations, as adjusted, and adjusted EBITDA or other similarly titled financial measures in the same manner, those disclosures may not be comparable with income from operations, adjusted EBITDA or similarly titled financial measures as calculated by us. You should not think of income from operations, as adjusted and adjusted EBITDA as an alternative to net income or net income per share (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations). Income from operations, as adjusted and adjusted EBITDA are not measures of performance or financial condition under generally accepted accounting principles.

                                                   FISCAL YEAR ENDED                               NINE MONTHS ENDED
                            ---------------------------------------------------------------   ---------------------------
                            MARCH 31,     APRIL 1,     APRIL 3,     MARCH 28,    MARCH 29,    DECEMBER 29,   DECEMBER 30,
                               2001         2000         1999          1998         1997          2001           2000
                            ---------     --------     --------     ---------    ---------    ------------   ------------
                                                                                                      (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Global wholesale net sales
  of Ralph Lauren
  products(1).............  $4,764,994   $4,527,531   $4,190,337    $3,565,101   $2,915,000    $3,440,000     $3,457,000

Net revenues..............   2,225,774    1,955,528    1,726,859     1,480,544    1,188,217     1,730,619      1,687,254
Income from operations....     117,221      263,911      155,585       199,755      157,363       214,167         38,440
Restructuring and special
  charges.................     183,127(2)         --      58,560(3)         --           --            --        184,527(4)
Income from operations, as
  adjusted(5).............     300,348      263,911      214,145       199,755      157,363       214,167        222,967
Net income................      59,262      143,497       90,550       147,571      117,300       124,477         11,765
Net income per share --
  diluted.................        0.61         1.45         0.91           N/A          N/A          1.26           0.12

OTHER OPERATING DATA:
Adjusted EBITDA(6)........     378,947      330,191      260,559       227,157      167,519       277,401        283,051
Number of stores in
  operation at end of
  period..................         229          226          132           101           71           234            252

CASH FLOW DATA:
Cash flows provided by
  operating activities....     100,286      242,689       38,523        96,206      203,620       277,753        105,296
Cash flows (used in)
  investing activities....    (181,972)    (318,322)    (196,229)      (74,873)     (38,560)      (87,069)       (92,271)
Cash flows provided by
  (used in) financing
  activities..............     (25,886)     201,590      143,409         7,823     (149,029)        1,962       (16,932)

                                          APRIL 1,     APRIL 3,     MARCHC28,1,  MARCH 29,    DECEMBER 29,   DECEMBER 30,
                                            2000         1999          19981        1997          2001           2000
                                          --------  -- --------  -------------------------  -------------- --------------
                                                                                                      (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

BALANCE SHEET DATA:
Cash and cash equivalents
  and marketable
  securities..............  $  102,219   $  164,571   $   44,458    $   58,755   $   29,599    $  294,569     $  157,328
Working capital...........     462,144      446,663      331,482       354,206      209,038       569,687        497,495
Inventories...............     425,594      390,953      376,860       298,485      222,147       355,152        401,863
Total assets..............   1,626,093    1,620,562    1,104,584       825,130      588,758     1,741,745      1,570,344
Total debt................     383,100      428,838      159,717           337      140,900       371,953        413,637
Stockholders' equity and
  partners' capital.......     809,309      772,437      658,905       584,326      260,685       947,390        764,437


---------------

(1) Represents the wholesale net sales of Polo Ralph Lauren products generated by our wholesale operations and our licensing partners. Wholesale net sales for Polo Ralph Lauren products sold by our licensing partners have been derived from information obtained from our licensing partners. Includes transfers of products to our wholly-owned full price retail stores at wholesale prices and to our outlet stores at cost.

(2) Restructuring and special charges for fiscal 2001 consisted of $123.6 million in restructuring charges, $41.5 million in inventory write-downs and $18.1 million in other expenses related to our operational review.

(3) Restructuring and special charges for fiscal 1999 consisted of lease and contract termination costs of $24.7 million, asset write downs of $17.8 million, severance and termination benefits of $15.3 million and other restructuring costs of $0.8 million.

(4) Restructuring and special charges for the nine months ended December 30, 2000 consisted of $128.6 million in restructuring charges, $37.9 million in inventory write-downs and $18.1 million in other expenses related to our operational review.

(5) Income from operations, as adjusted, represents income from operations excluding restructuring and special charges and foreign currency gains.

(6)  The following table presents a reconciliation of our net income to Adjusted
     EBITDA:

                                                          FISCAL YEAR ENDED                            NINE MONTHS ENDED
                                       --------------------------------------------------------   ---------------------------
                                       MARCH 31,   APRIL 1,   APRIL 3,    MARCH 28,   MARCH 29,   DECEMBER 29,   DECEMBER 30,
                                         2001        2000       1999        1998        1997          2001           2000
                                       ---------   --------   --------    ---------   ---------   ------------   ------------
                                                                                                          (UNAUDITED)
                                                                           (IN THOUSANDS)
     Net income......................  $ 59,262    $143,497   $ 90,550    $147,571    $117,300      $124,477       $ 11,765
     Adjustments:
       Interest expense..............    25,113      15,025      2,759         159      13,660        15,204         18,992
       Provision for income taxes....    38,692     101,422     62,276      52,025      22,804        74,685          7,683
       Depreciation and
         amortization................    78,599      66,280     46,414      27,402      13,755        62,234         60,084
       Foreign currency (gains)......    (5,846)         --         --          --          --          (199)            --
       Cumulative effect of change in
         accounting principle, net of
         taxes.......................        --       3,967         --          --          --            --             --
       Restructuring and special
         charges.....................   183,127          --     58,560          --          --            --        184,527
                                       --------    --------   --------    --------    --------      --------       --------
     Adjusted EBITDA.................  $378,947    $330,191   $260,559    $227,157    $167,519      $277,401       $283,051
                                       ========    ========   ========    ========    ========      ========       ========

                                  RISK FACTORS

     You should carefully consider the following risk factors and all of the other information contained in, or incorporated by reference into, this prospectus before purchasing our Class A common stock. Investing in our Class A common stock involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

THE LOSS OF THE SERVICES OF MR. RALPH LAUREN OR OTHER KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Mr. Ralph Lauren's leadership in the design, marketing and operational areas has been a critical element of our success. The loss of his services, or any negative market or industry perception arising from his loss, could have a material adverse effect on our business. Our other executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a material amount of key-man or similar life insurance covering Mr. Lauren or any of our other executive officers. We have entered into employment agreements with Mr. Lauren and several other of our executive officers.

A SUBSTANTIAL PORTION OF OUR NET SALES AND GROSS PROFIT IS DERIVED FROM A SMALL NUMBER OF LARGE CUSTOMERS.

     Several of our department store customers, including some under common ownership, account for significant portions of our wholesale net sales. We believe that a substantial portion of sales of our licensed products by our domestic licensing partners, including sales made by our sales force of Ralph Lauren Home products, are also made to our largest department store customers. Our 10 largest customers accounted for:

     - approximately 76.8% of our wholesale net sales during the nine months ended December 29, 2001, of which Federated Department Stores, Inc. accounted for 19.2%, Dillard Department Stores, Inc., accounted for 19.1% and The May Department Stores Company accounted for 17.6%, and

     - approximately 82.7% of our wholesale net sales during fiscal 2001, of which Federated Department Stores, Inc. accounted for 20.4%, Dillard Department Stores, Inc. accounted for 19.4% and The May Department Stores Company accounted for 18.5%.


     We do not enter into long-term agreements with any of our customers. Instead we enter into a number of purchase order commitments with our customers for each of our lines every season. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us or our licensing partners, or to change their manner of doing business with us or our licensing partners, could have a material adverse effect on our financial condition and results of operations. See "Business -- Operations -- Domestic Customers and Service".


OUR BUSINESS COULD BE NEGATIVELY IMPACTED BY THE FINANCIAL INSTABILITY OF OUR CUSTOMERS.


     We sell our merchandise primarily to major department stores across the United States and extend credit based on an evaluation of each customer's financial condition, usually without requiring collateral. However, the financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer's receivables. We had three customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, which in aggregate constituted 48.7% of trade accounts receivable outstanding at December 29, 2001, 52.0% at March 31, 2001 and 54.0% at April 1, 2000. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. See "Business -- Credit Control".

OUR BUSINESS COULD SUFFER AS A RESULT OF A MANUFACTURER'S INABILITY TO PRODUCE OUR GOODS ON TIME AND TO OUR SPECIFICATIONS.

     We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During the nine months ended December 29, 2001, approximately 5%, by dollar value, of our men's and women's products were manufactured in the United States and approximately 95%, by dollar value, of these products were manufactured in Hong Kong and other foreign countries. During fiscal 2001, approximately 24%, by dollar value, of our men's and women's products were manufactured in the United States and approximately 76%, by dollar volume, of our men's and women's products were manufactured in Hong Kong and other foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations.

OUR BUSINESS COULD SUFFER IF WE NEED TO REPLACE MANUFACTURERS.

     We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us. See "Business -- Sourcing, Production and Quality". We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

IF A MANUFACTURER OF OURS FAILS TO USE ACCEPTABLE LABOR PRACTICES, OUR BUSINESS COULD SUFFER.

     Two of the manufacturers engaged by us accounted for approximately 11% and 10.6% of our total production during the nine months ended December 29, 2001 and 12% and 11% during fiscal 2001. The primary production facilities of these two manufacturers are located in Hong Kong. Two other manufacturers each accounted for 7.4% and 4.9% for the nine months ended December 29, 2001 and each accounted for 6% of our total production in fiscal 2001. We require our licensing partners and independent manufacturers to operate in compliance with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of ours, or by one of our licensing partners, or the divergence of an independent manufacturer's or licensing partner's labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations.

WE ARE DEPENDENT UPON THE REVENUE GENERATED BY OUR LICENSING ALLIANCES.

     Approximately 47.5% of our income from operations for the nine months ended December 29, 2001 and approximately 48.5% of our income from operations for fiscal 2001 was derived from licensing revenue received from our licensing partners. Approximately 51.2% of our licensing revenue for the nine months ended December 29, 2001 and 47.3% of our licensing revenue in fiscal 2001 was derived from three licensing partners:

     - Jones Apparel Group, Inc., which accounted for 26.6% for the nine months ended December 29, 2001 and 26.9% of licensing revenue in fiscal 2001,

     - Westpoint Steven's, Inc., which accounted for 13.1% for the nine months ended December 29, 2001 and 10.3% of licensing revenue in fiscal 2001, and

     - Seibu Department Stores, Ltd., which accounted for 11.5% for the nine months ended December 29, 2001 and 10.1% of licensing revenue in fiscal 2001.

We had no other licensing partner which accounted for more than 10.0% of our licensing revenue for the nine months ended December 29, 2001 or fiscal 2001. The interruption of the business of any one of our material licensing partners due to any of the factors discussed immediately below could also adversely affect our licensing revenues and net income.

WE RELY ON OUR LICENSING PARTNERS TO PRESERVE THE VALUE OF OUR LICENSES.

     The risks associated with our own products also apply to our licensed products in addition to any number of possible risks specific to a licensing partner's business, including, for example, risks associated with a particular licensing partner's ability to:

     - obtain capital,

     - manage its labor relations,

     - maintain relationships with its suppliers,

     - manage its credit risk effectively, and

     - maintain relationships with its customers.

Although some of our license agreements prohibit licensing partners from entering into licensing arrangements with our competitors, generally our licensing partners are not precluded from offering, under other brands, the types of products covered by their license agreements with us. A substantial portion of sales of our products by our domestic licensing partners are also made to our largest customers. While we have significant control over our licensing partners' products and advertising, we rely on our licensing partners for, among other things, operational and financial control over their businesses.

FAILURE TO MAINTAIN LICENSING PARTNERS COULD HARM OUR BUSINESS.

     Although we believe in most circumstances we could replace existing licensing partners if necessary, our inability to do so for any period of time could adversely affect our revenues, both directly from reduced licensing revenue received and indirectly from reduced sales of our other products. See "Business -- Operations -- Our Licensing Alliances".

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH IMPORTING PRODUCTS.


     We currently source a significant portion of our products outside the United States through arrangements with 215 foreign manufacturers in 26 different countries. Approximately 95.0%, by dollar volume, of our products were produced in Hong Kong, Canada and other foreign countries in the nine month period ended December 29, 2001 and 76%, by dollar volume, in fiscal 2001. Risks inherent in importing our products include:

     - quotas imposed by bilateral textile agreements,

     - changes in social, political and economic conditions which could result in the disruption of trade from the countries in which our manufacturers or suppliers are located,

     - the imposition of additional regulations relating to imports,

     - the imposition of additional duties, taxes and other charges on imports,

     - significant fluctuations of the value of the dollar against foreign currencies, and

     - restrictions on the transfer of funds.

Any one of these factors could have a material adverse effect on our financial condition and results of operations. See "Business -- Sourcing, Production and Quality".

OUR TRADEMARKS AND OTHER INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATELY PROTECTED OUTSIDE THE UNITED STATES.

     We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. In the course of our international expansion, we have, however, experienced conflict with various third parties that have acquired or claimed ownership rights in certain trademarks that include Polo and/or a representation of a polo player astride a horse, or otherwise have contested our rights to our trademarks. We have in the past successfully resolved these conflicts through both legal action and negotiated settlements, none of which, we believe, has had a material impact on our financial condition and results of operations. Nevertheless, we cannot assure you that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks".

WE CANNOT ASSURE THE SUCCESSFUL IMPLEMENTATION OF OUR GROWTH STRATEGY.


     As part of our growth strategy, we seek to extend our brands, expand our geographic coverage, increase direct management of Polo Ralph Lauren brands by opening more of our own stores, strategically acquiring select licensees and enhancing our operations. Implementation of our strategy involves the continued expansion of our business in Europe and other international areas. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required expansion of our infrastructure in Europe. In addition, Europe, as a whole, lacks the large wholesale distribution channels found in the United States, and we may have difficulty developing successful distribution strategies and alliances in each of the major European countries.


     Implementation of our strategy also involves the continued expansion of our network of retail stores, both in the United States and abroad. There can be no assurance that we will be able to purchase or lease desirable store locations or renew existing store leases on acceptable terms. Furthermore, we cannot assure you that we will be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

OUR BUSINESS IS EXPOSED TO DOMESTIC AND FOREIGN CURRENCY FLUCTUATIONS.


     We generally purchase our products in U.S. dollars. However, we source most of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Furthermore, our international licensing revenue generally is derived from sales in foreign currencies, including the Japanese yen and the Euro, and this revenue could be materially affected by currency fluctuations. Approximately 27.2% of our licensing revenue was received from international licensing partners in the nine months ended December 29, 2001 and 24.2% in fiscal 2001. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. Although we hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, we cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


OUR ABILITY TO CONDUCT BUSINESS IN INTERNATIONAL MARKETS MAY BE AFFECTED BY LEGAL, REGULATORY, POLITICAL AND ECONOMIC RISKS.

     Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. These include:

     - the burdens of complying with a variety of foreign laws and regulations,

     - unexpected changes in regulatory requirements, and

     - new tariffs or other barriers to some international markets.

     We are also subject to general political and economic risks in connection with our international operations, including:

     - political instability,

     - changes in diplomatic and trade relationships, and

     - general economic fluctuations in specific countries or markets.

     We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, the European Union, Japan, or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

               RISKS RELATING TO THE INDUSTRY IN WHICH WE COMPETE

WE FACE INTENSE COMPETITION IN THE WORLDWIDE APPAREL INDUSTRY.

     We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel and casual apparel producers, some of which may be significantly larger and more diversified and have greater financial and marketing resources than we have. We compete with these companies primarily on the basis of:

     - anticipating and responding to changing consumer demands in a timely manner,

     - maintaining favorable brand recognition,

     - developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

     - appropriately pricing products,

     - providing strong and effective marketing support,

     - creating an acceptable value proposition for retail customers,

     - ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

     - obtaining sufficient retail floor space and effective presentation of our products at retail.

     We also face competition from companies selling apparel and home products through the Internet. Increased competition in the worldwide apparel, accessories and home product industries, including Internet-based competitors, could reduce our sales, prices, and margins and adversely affect our results of operations.

THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO RESPOND TO CONSTANTLY CHANGING FASHION TRENDS AND CONSUMER DEMANDS.

     Our success depends in large part on our ability to originate and define fashion product and home product trends, as well as to anticipate, gauge and react to changing consumer demands in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure you that we will be able to continue to develop appealing styles or successfully meet constantly changing consumer demands in the future. In addition, we cannot assure you that any new products or brands that we introduce will be successfully received by consumers. Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect retail and consumer acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may harm our business. At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and cause us to lose sales. See "Business -- Sourcing, Production and Quality".

A DOWNTURN IN THE ECONOMY MAY AFFECT CONSUMER PURCHASES OF DISCRETIONARY ITEMS AND LUXURY RETAIL PRODUCTS, WHICH COULD ADVERSELY AFFECT OUR SALES.

     The industries in which we operate are cyclical. Many factors affect the level of consumer spending in the apparel, cosmetic, fragrance and home products industries, including, among others:

     - general business conditions,

     - interest rates,

     - the availability of consumer credit,

     - taxation, and

     - consumer confidence in future economic conditions.

Consumer purchases of discretionary items and luxury retail products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we, or our licensing partners, sell our products, whether in the United States or abroad, may adversely affect our sales. The terrorist attacks of September 11, 2001, together with already weakening economic conditions, have and may continue to adversely affect consumer spending and sales of our products.

OUR BUSINESS COULD SUFFER AS A RESULT OF CONSOLIDATIONS, RESTRUCTURINGS AND OTHER OWNERSHIP CHANGES IN THE RETAIL INDUSTRY.

     In recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers have operated under the protection of the federal bankruptcy laws. In June 2001, one of our licensing partners, The Warnaco Group, Inc., filed for bankruptcy protection under the federal bankruptcy laws. We cannot determine what impact, if any, this filing will have on our financial condition, results of operations or cash flows. In the future, retailers in the United States and in foreign markets may undergo changes that could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry, including:

     - consolidating their operations,

     - undergoing restructurings,

     - undergoing reorganizations, or

     - realigning their affiliations.

While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

           RISKS RELATED TO OUR CLASS A COMMON STOCK AND THE OFFERING

SHARES ELIGIBLE FOR FUTURE SALE MAY HAVE A POTENTIAL ADVERSE EFFECT ON OUR STOCK PRICE.


     Upon completion of this offering, we expect that 43,280,021 shares of Class B common stock will be beneficially owned by Ralph Lauren and his family. Assuming the underwriters exercise their over-allotment option in full, 10,070,979 shares of Class C common stock will be beneficially owned by GS Capital Partners, L.P. and related funds. Immediately after giving effect to this offering, we expect that the shares of Class B common stock and Class C common stock outstanding and convertible at any time into shares of Class A common stock will be 55,001,000, or 53,351,000 if the underwriters exercise their over-allotment option in full. To the extent a stockholder is and remains one of our affiliates, any shares of Class A common stock, including any shares issued upon conversion of the Class B common stock or Class C common stock, will be available for public sale only if the shares are registered under the Securities Act or sold in compliance with the limitations of Rule 144 under the Securities Act. In addition, the holders of our Class B common stock and Class C common stock are entitled to registration rights with respect to the shares of Class A common stock issuable upon conversion of their shares of Class B common stock or Class C common stock.


     We, our executive officers, directors, members of the Lauren family and the selling stockholders have agreed with the underwriters not to offer, sell, contract to sell, distribute, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (other than, in the case of the selling stockholders, as a part of this offering, and, in our case, for limited acquisitions provided that the recipients of the shares agree to the selling restrictions described in this paragraph and for existing stock plans) for a period ending 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See Underwriting."

     We are not able to predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Class A common stock in the public market, or the perception that these sales may occur, may adversely affect prevailing market prices. See "Shares Eligible for Future Sale".

CONTROL BY MEMBERS OF THE LAUREN FAMILY AND THE ANTI-TAKEOVER EFFECT OF MULTIPLE CLASSES OF STOCK COULD DISCOURAGE ATTEMPTS TO ACQUIRE US.

     Holders of our Class A common stock and Class C common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Members of the Lauren family beneficially own all 43,280,021 shares of our outstanding Class B common stock, representing 88.9% of the voting power of our common stock and the right to elect seven of our ten directors. Accordingly, members of the Lauren family will, until they in the aggregate sell substantially all of their Class B common stock, be able to elect a majority of our directors and, if they vote in the same manner, determine the disposition of practically all matters submitted to a vote of our stockholders, including mergers, going private transactions and other extraordinary corporate transactions and their terms. See "Management," "Principal and Selling Stockholders" and "Description of Capital Stock".

     Members of the Lauren family will, until they sell substantially all of their Class B common stock, have the ability, by virtue of their stock ownership, to prevent or cause a change in control of us. In addition, various provisions of our amended and restated certificate of incorporation and material agreements may be deemed to have the effect of discouraging a third party from pursuing a non-negotiated takeover of us and preventing changes in control of us. Furthermore, our 1997 Long-Term Stock Incentive Plan provides for accelerated vesting of stock options upon a "change in control" of us. See "Description of Capital Stock".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Various statements in this prospectus or incorporated by reference into this prospectus, in future filings by us with the SEC, in our press releases and in oral statements made by or with the approval of authorized personnel constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as "anticipate", "estimate", "expect", "project", "we believe", "is or remains optimistic", "currently envisions" and similar words or phrases and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, such forward-looking statements are set forth under the heading of "Risk Factors". Forward-looking statements include statements regarding, among other items:


     - our anticipated growth strategies,

     - our intention to introduce new products and enter into new licensing alliances,

     - our plans to open new retail stores,

     - anticipated effective tax rates in future years,

     - future expenditures for capital projects,

     - our ability to continue to maintain our brand image and reputation,

     - our ability to continue to initiate cost cutting efforts and improve profitability,

     - our plans to expand internationally, and

     - our efforts to improve the efficiency of our distribution system.

     These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the facts described in "Risk Factors" including, among others, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors, changes in the economy, and other events leading to a reduction in discretionary consumer spending. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this prospectus will in fact transpire.

               PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDENDS

     Our Class A common stock commenced trading on the NYSE under the symbol "RL" on June 11, 1997. Prior to that date, there was no public market for our Class A common stock. The following table sets forth, for the periods indicated, the high and low closing prices per share for our Class A common stock for each quarterly period from April 4, 1999 through March 30, 2002, as reported on the NYSE Composite Tape. Since our initial public offering, we have not declared any cash dividends on our common stock other than dividends declared in fiscal 1998 of $27.4 million that were paid to holders of Class B common stock and Class C common stock in connection with our reorganization and the initial public offering.

                                                                  MARKET PRICE
                                                                   OF CLASS A
                                                                  COMMON STOCK
                                                              --------------------
                                                                HIGH        LOW
                                                                ----        ---
FISCAL 2002:
First Quarter...............................................  $31.34      $21.50
Second Quarter..............................................  26.95        17.80
Third Quarter...............................................  27.94        18.08
Fourth Quarter..............................................  29.66        25.59
FISCAL 2001:
First Quarter...............................................  $20.31      $13.25
Second Quarter..............................................  19.94        15.56
Third Quarter...............................................  23.19        16.13
Fourth Quarter..............................................  30.45        22.44
FISCAL 2000:
First Quarter...............................................  $24.63      $18.50
Second Quarter..............................................  20.56        17.50
Third Quarter...............................................  20.25        16.38
Fourth Quarter..............................................  20.25        14.06

     We anticipate that all of our earnings in the foreseeable future will be retained to finance the continued growth and expansion of our business and we have no current intention to pay cash dividends on our common stock.


     On April 11, 2002, the last reported sales price for our Class A common stock on the NYSE was $28.65 per share. As of February 8, 2002, there were 1,248 holders of record of our Class A common stock, four holders of record of our Class B common stock and five holders of record of our Class C common stock.

                                USE OF PROCEEDS

     We will not receive any of the proceeds of shares of Class A common stock sold by the selling stockholders in this offering.

                                 CAPITALIZATION

     The table below describes our capitalization at December 29, 2001. We will not receive any of the proceeds of the shares of Class A common stock sold by the selling stockholders.

                                                               DECEMBER 29,
                                                                   2001
                                                              --------------
                                                              (IN THOUSANDS)
Short-term debt:
  Short-term bank borrowings................................    $   73,920
                                                                ----------
     Total short-term debt..................................        73,920
                                                                ----------
Long-term debt:
  Bank......................................................        80,000
  Euro debt.................................................       218,033
                                                                ----------
     Total long-term debt...................................       298,033
                                                                ----------
Stockholders' equity:
  Class A common stock, par value $.01 per share;
     500,000,000 shares authorized; 35,668,098 shares
     issued(1)..............................................           356
  Class B common stock, par value $.01 per share;
     100,000,000 shares authorized; 43,280,021 shares issued
     and outstanding........................................           433
  Class C common stock, par value $.01 per share; 70,000,000 shares authorized; 22,720,979 shares issued and
     outstanding(2).........................................           227
Additional paid-in capital..................................       479,823
Retained earnings...........................................       554,489
Treasury stock, Class A, at cost (3,876,506 shares).........       (73,246)
Accumulated other comprehensive income......................       (12,250)
Unearned compensation.......................................        (2,442)
                                                                ----------
     Total stockholders' equity.............................       947,390
                                                                ----------
     Total capitalization...................................    $1,319,343
                                                                ==========

---------------
(1) After giving effect to the offering described in this prospectus, the number of shares of Class A common stock outstanding is expected to be 43,226,933 (44,876,933 shares if the underwriters' over-allotment option is exercised in full).

(2) After giving effect to the offering described in this prospectus, the number of shares of Class C common stock issued and outstanding is expected to be 11,720,979 (10,070,979 shares if the underwriters' over-allotment option is exercised in full).

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The table below provides selected consolidated financial data for the five fiscal years in the period ended March 31, 2001 and the nine months ended December 29, 2001 and December 30, 2000. We derived the historical operating data and the balance sheet data as of and for the years ended March 31, 2001 and April 2000, and the historical operating data for the year ended April 3, 1999, from our consolidated financial statements and accompanying notes included elsewhere in this prospectus, which were audited by Deloitte & Touche LLP, independent auditors, whose report is contained elsewhere in this prospectus and should be read with these financial statements and related notes. We derived the balance sheet data for the year ended April 3, 1999 and the historical operating data and the balance sheet data as of and for the years ended March 28, 1998 and March 29, 1997, from our audited consolidated financial statements and accompanying notes of Polo Ralph Lauren Corporation and subsidiaries contained in our annual report on Form 10-K for the years ended March 28, 1998 and April 3, 1999, which are not included in this prospectus. We derived the historical operating data and the balance sheet data as of and for the nine month periods ended December 29, 2001 and December 30, 2000 from our unaudited consolidated financial statements which are contained in our quarterly report on Form 10-Q for the nine month periods ended December 29, 2001 and December 30, 2000 and included in this prospectus. In the opinion of management, these unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of our financial position, results of operations and cash flows. You should read this selected consolidated financial data together with our consolidated financial statements and the notes to those financial statements as well as the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                           FISCAL YEAR ENDED                               NINE MONTHS ENDED
                                     --------------------------------------------------------------   ---------------------------
                                     MARCH 31,     APRIL 1,     APRIL 3,    MARCH 28,    MARCH 29,    DECEMBER 29,   DECEMBER 30,
                                        2001         2000         1999         1998         1997          2001           2000
                                     ---------     --------     --------    ---------    ---------    ------------   ------------
                                                                                                              (UNAUDITED)
                                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF INCOME:
Net sales..........................  $1,982,419   $1,719,226   $1,518,850   $1,313,425   $1,051,104    $1,549,553     $1,508,871
Licensing revenue..................     243,355      236,302      208,009      167,119      137,113       181,066        178,383
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Net revenues.......................   2,225,774    1,955,528    1,726,859    1,480,544    1,188,217     1,730,619      1,687,254
Cost of goods sold.................   1,162,727    1,002,390      904,586      759,988      652,000       895,608        887,054
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Gross profit.......................   1,063,047      953,138      822,273      720,556      536,217       835,011        800,200
Selling, general and administrative
  expenses.........................     822,272      689,227      608,128      520,801      378,854       620,844        633,189
Restructuring charge...............     123,554           --       58,560           --           --            --        128,571
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Income from operations.............     117,221      263,911      155,585      199,755      157,363       214,167         38,440
Foreign currency gains.............       5,846           --           --           --           --           199             --
Interest expense...................     (25,113)     (15,025)      (2,759)        (159)     (13,660)      (15,204)       (18,992)
Equity in net loss of joint
  venture..........................          --           --           --           --       (3,599)           --             --
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Income before income taxes and
  change in accounting principle...      97,954      248,886      152,826      199,596      140,104       199,162         19,448
Provision for income taxes.........      38,692      101,422       62,276       52,025       22,804        74,685          7,683
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Income before change in accounting
  principle........................      59,262      147,464       90,550      147,571      117,300       124,477         11,765
Cumulative effect of change in
  accounting principle, net of
  taxes............................          --        3,967           --           --           --            --             --
                                     ----------   ----------   ----------   ----------   ----------    ----------     ----------
Net income.........................  $   59,262   $  143,497   $   90,550   $  147,571   $  117,300    $  124,477     $   11,765
                                     ==========   ==========   ==========   ==========   ==========    ==========     ==========
Income per share before change in
  accounting principle -- Basic....  $     0.61   $     1.49   $     0.91                              $     1.28     $     0.12
Cumulative effect of change in
  accounting principle, net per
  share............................          --         0.04           --                                      --             --
Net income per share -- Basic......  $     0.61   $     1.45   $     0.91                              $     1.28     $     0.12
                                     ----------   ----------   ----------                              ----------     ----------
Income per share before change in
  accounting principle --Diluted...  $     0.61   $     1.49   $     0.91                              $     1.26     $     0.12
Cumulative effect of change in
  accounting principle, net per
  share............................          --         0.04           --                                      --             --
                                     ----------   ----------   ----------                              ----------     ----------
Net income per share -- Diluted....  $     0.61   $     1.45   $     0.91                              $     1.26     $     0.12
                                     ==========   ==========   ==========                              ==========     ==========
Weighted average common shares
  outstanding -- Basic.............  96,773,282   98,926,993   99,813,328                              97,350,775     96,778,511
                                     ==========   ==========   ==========                              ==========     ==========
Weighted average common shares
  outstanding -- Diluted...........  97,446,482   99,035,781   99,972,152                              98,433,333     97,245,629
                                     ==========   ==========   ==========                              ==========     ==========


                                                                      (continued
on following page)

                                     MARCH 31,     APRIL 1,     APRIL 3,    MARCH 28,    MARCH 29,    DECEMBER 29,   DECEMBER 30,
                                        2001         2000         1999         1998         1997          2001           2000
                                     ---------     --------     --------    ---------    ---------    ------------   ------------
                                                                                                              (UNAUDITED)
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents and
  marketable securities............  $  102,219   $  164,571   $   44,458   $   58,755   $   29,599    $  294,569     $  157,328
Working capital....................     462,144      446,663      331,482      354,206      209,038       569,687        497,495
Inventories........................     425,594      390,953      376,860      298,485      222,147       355,152        401,863
Total assets.......................   1,626,093    1,620,562    1,104,584      825,130      588,758     1,741,745      1,570,344
Total debt.........................     383,100      428,838      159,717          337      140,900       371,953        413,637
Stockholders' equity and partners'
  capital..........................     809,309      772,437      658,905      584,326      260,685       947,390        764,437

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is a summary and should be read together with our consolidated financial statements and related notes which are included in this prospectus and the information under the caption "Risk Factors". We use a 52-53 week fiscal year ending on the Saturday nearest March
31. Fiscal 2001, fiscal 2000, fiscal 1998 and fiscal 1997 reflect a 52-week period and fiscal 1999 reflects a 53-week period.

OVERVIEW

     We began operations in 1968 as a designer and marketer of premium quality men's clothing and sportswear. Since our inception, we have grown through increased sales of existing product lines, the introduction of new brands and products, expansion into international markets, development of our retail operations, and acquisitions. Over the last five full fiscal years, our net revenues have grown to approximately $2.2 billion in fiscal 2001, from approximately $1.2 billion in fiscal 1997, while income from operations, excluding restructuring and special charges, has grown to approximately $300.3 million in fiscal 2001, from approximately $157.4 million in fiscal 1997. For the nine months ended December 29, 2001, our net revenues were approximately $1.7 billion and our income from operations was $214.2 million. Our net revenues are generated from our three integrated operations: wholesale, retail and licensing. The following table sets forth net revenues for the last five fiscal years and for the nine months ended December 31, 2001 and 2000:


                                              FISCAL YEAR ENDED                               NINE MONTHS ENDED
                        --------------------------------------------------------------   ---------------------------
                        MARCH 31,     APRIL 1,     APRIL 3,    MARCH 28,    MARCH 29,    DECEMBER 29,   DECEMBER 30,
                           2001         2000         1999         1998         1997          2001           2000
                        ---------     --------     --------    ---------    ---------    ------------   ------------
                                                               (IN THOUSANDS)                    (UNAUDITED)
Wholesale sales.......  $1,053,842   $  885,246   $  859,498   $  742,674   $  671,132    $  805,565     $  758,190
Retail sales..........     928,577      833,980      659,352      570,751      379,972       743,988        750,681
                        ----------   ----------   ----------   ----------   ----------    ----------     ----------
  Net sales...........   1,982,419    1,719,226    1,518,850    1,313,425    1,051,104     1,549,553      1,508,871
Licensing revenue.....     243,355      236,302      208,009      167,119      137,113       181,066        178,383
                        ----------   ----------   ----------   ----------   ----------    ----------     ----------
  Net revenues........  $2,225,774   $1,955,528   $1,726,859   $1,480,544   $1,188,217    $1,730,619     $1,687,254
                        ==========   ==========   ==========   ==========   ==========    ==========     ==========


     Wholesale net sales result from the sale of our men's and women's apparel to wholesale customers, principally to major department stores, specialty stores and non-company operated Polo Ralph Lauren stores located throughout the United States and Europe. Net sales for the wholesale division increased to $1.1 billion in fiscal 2001 from $671.1 million in fiscal 1997. This increase was primarily a result of growth in sales of our existing Polo Brands' and Collection Brands' products and the introduction of new brands, and also reflects the acquisition of the wholesale operations of Poloco S.A.S. and some of its affiliates in January 2000. Wholesale net sales increased to $805.6 million for the nine months ended December 29, 2001, from $758.2 million in the same period in fiscal 2001.


     We generate retail sales from our full price Polo Ralph Lauren stores, outlet stores and Club Monaco stores. Net sales for the retail division grew to $928.6 million in fiscal 2001 from $380.0 million in fiscal 1997. This increase was primarily a result of our expansion of our existing retail operations and growth through acquisitions, including the Poloco transaction and our acquisition of Club Monaco in fiscal 2000. However, retail sales decreased to $744.0 million in the nine months ended December 29, 2001, from $750.7 million in the same period in fiscal 2001. This decrease is primarily attributable to the closing of all 12 of our Polo Jeans Co. full-price retail stores, which were underperforming due to disproportionate overhead and related costs, and 11 underperforming Club Monaco retail stores in connection with refining our retail strategy, and the decrease in our full price retail store sales due to the difficult economic environment. At December 29, 2001, we operated 234 stores: 14 Ralph Lauren stores, 25 Polo Ralph Lauren stores, 54 Club Monaco full-price stores, 95 Polo outlet stores, 24 Polo Jeans Co. outlet stores, 12 European outlet stores and 10 Club Monaco outlet stores.

     Licensing revenue consists of royalties paid to us under our agreements with our licensing partners. Product, international and Ralph Lauren Home licensing alliances accounted for 51.3%, 27.2% and 21.5% of total licensing revenue in the nine months ended December 29, 2001 and 56.0%, 24.2% and 19.8% of total licensing revenue in fiscal 2001. Through these alliances, we combine our core skills with the product or geographic competencies of our licensing partners to create and develop specific businesses. The growth of existing and development of new businesses under licensing alliances has resulted in an increase in licensing revenue to $243.4 million in fiscal 2001 from $137.1 million in fiscal 1997. Licensing revenue for the nine months ended December 29, 2001 was $181.1 million, as compared to $178.4 million in the same period of fiscal 2001.

     Beginning in fiscal 2000, we have undertaken the following:

     - In October 2001 we acquired PRL Fashions of Europe S.R.L., which holds licenses to sell our women's Ralph Lauren apparel in Europe, as well as our men's and boys' Polo Ralph Lauren and our Polo Jeans Co. apparel in Italy.


     - In October 2001, we acquired the Ralph Lauren store in Brussels from one of our licensees.


     - In February 2000, we announced the formation of Ralph Lauren Media, LLC, a joint venture between ourselves and National Broadcasting Company, Inc. and certain of its affiliated companies. RL Media, in which we have a 50% interest, operates the Polo.com website, which sells Polo Ralph Lauren products. NBC has provided television commercial spots promoting Polo.com, and we provide inventory to RL Media at cost.

     - In January 2000, we completed the acquisition of stock and selected assets of Poloco S.A.S. and some of its affiliates, which hold licenses to sell our men's and boys' Polo apparel, our men's and women's Polo Jeans apparel, and some of our accessories in Europe. In addition to acquiring Poloco's wholesale business, we acquired one Polo Ralph Lauren store in Paris and six outlet stores located in France, the United Kingdom and Austria.

     - In 1999, we acquired Club Monaco, Inc. Founded in 1985, Club Monaco is an international specialty retailer of casual apparel and other accessories which are sold under the "Club Monaco" brand name and associated trademarks.

     In connection with our growth strategies, we plan to introduce new products and brands and expand our retail operations. Implementation of these strategies may require significant investments for advertising, furniture and fixtures, infrastructure, design and additional inventory. Notwithstanding our investment, we cannot assure you that our growth strategies will be successful.

RESTRUCTURINGS AND SPECIAL CHARGES

  FISCAL 2001 RESTRUCTURING AND SPECIAL CHARGES

     During fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and increase our overall profitability. The major initiatives of the operational review included:

     - refining our retail strategy;

     - developing efficiencies in our supply chain; and

     - consolidating corporate business functions and internal processes.

     We will continue to refine our retail strategy by, among other things, expanding the presence of our full-line luxury stores, both in North America and abroad. In connection with this initiative, we closed all 12 Polo Jeans Co. full price retail stores, which were underperforming, and 11 underperforming Club Monaco retail stores.

     Additionally, as a result of changes in market conditions combined with our change in retail strategy in selected locations in which we operate full price retail stores, we performed an evaluation of the recoverability of the assets of certain of these stores. We concluded from the results of this evaluation that a significant permanent impairment of long-lived assets had occurred. Accordingly, we recorded a write down of these assets (primarily leasehold improvements) to their estimated fair value based on discounted future cash flows.


     In connection with the implementation of the operational review discussed above, we recorded a pretax restructuring charge of $123.6 million. The major components of the charge were asset write downs of $98.8 million, lease and contract termination costs of $15.7 million, severance and termination benefits of $8.0 million and other restructuring costs of $1.1 million. We expect to take an additional reserve of $10.0 million for the store lease terminations in the quarter ended March 30, 2002 due to weaker real estate market conditions following the terrorist attacks on September 11, 2001.


     Our operational review also targeted our supply chain management as one of the most important areas for improvement. The development of operating efficiencies in our worldwide logistics and supply chain management will better support our growing and increasingly global operations. In connection with initiating this aspect of the operational plan, we recorded $41.5 million of inventory write downs in fiscal 2001 associated with our planned acceleration in the reduction of aged inventory.

     The implementation of our operational review also included the consolidation of some corporate strategic business functions and internal processes. Costs associated with this aspect of the plan included the termination of operating contracts, streamlining of some corporate and operating functions, and employee related matters. These costs aggregated $18.1 million and were recorded in selling, general and administrative expenses in fiscal 2001.


     Total severance and termination benefits resulting from the operational review related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the operational review are expected to be approximately $34.7 million, $22.7 million of which had been paid as of December 29, 2001. We completed the implementation of our operational review in fiscal 2002 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.


  FISCAL 1999 RESTRUCTURING

     During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure. The major initiatives of our restructuring plan included:

     - an evaluation of our retail operations and site locations;

     - the realignment and operational integration of our wholesale operating units; and

     - the realignment and consolidation of corporate strategic business functions and internal processes.

     In fiscal 2000, we closed three Polo Ralph Lauren stores and three outlet stores that were not performing at an acceptable level and converted two Polo Ralph Lauren stores and five outlet stores to new concepts expected to be more productive. Costs associated with this aspect of our restructuring plan included lease and contract termination costs, store fixed asset (primarily leasehold improvements) and intangible asset write downs and severance and termination benefits.

     Our wholesale operations were realigned into two new operating units: Polo Brands and Collection Brands. Aspects of this realignment included:

     - the reorganization of the sales force and retail development areas;

     - the streamlining of the design and development process; and

     - the consolidation of the customer service departments.

We also integrated the sourcing and production of our Polo Brands, outlet store and licensees' products into one consolidated unit. Costs associated with the wholesale realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

     Our review of our corporate business functions and internal processes resulted in a new management structure designed to better align businesses with similar functions and to identify and eliminate duplicative processes. Costs associated with the corporate realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

     We recorded a restructuring charge of $58.6 million on a pretax basis in our fourth quarter of fiscal 1999. The major components of the restructuring charge included lease and contract termination costs of $24.7 million, asset write downs of $17.8 million, severance and termination benefits of $15.3 million and other restructuring costs of $0.8 million. Total severance and termination benefits as a result of our restructuring plan related to approximately 280 employees, all of whom have been terminated. We completed the implementation of our restructuring plan in fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.

RESULTS OF OPERATIONS

     The table below sets forth the percentage relationship to net revenues of certain items in our statements of income for our last three fiscal years and for the nine months ended December 29, 2001 and December 30, 2000:

                               FISCAL YEAR ENDED               NINE MONTHS ENDED
                        -------------------------------   ---------------------------
                        MARCH 31,   APRIL 1,   APRIL 3,   DECEMBER 29,   DECEMBER 30,
                          2001        2000       1999         2001           2000
                        ---------   --------   --------   ------------   ------------
Net sales.............     89.1%      87.9%      88.0%        89.5%          89.4%
Licensing revenue.....     10.9       12.1       12.0         10.5           10.6
                          -----      -----      -----        -----          -----
Net revenues..........    100.0      100.0      100.0        100.0          100.0
                          -----      -----      -----        -----          -----
Gross profit..........     47.8       48.7       47.6         48.2           47.4
Selling, general and
  administrative
  expenses............     36.9       35.2       35.2         35.8           37.5
Restructuring and
  special charges.....      5.6         --        3.4           --            7.6
                          -----      -----      -----        -----          -----
Income from
  operations..........      5.3       13.5        9.0         12.4            2.3
Foreign currency
  gains...............      0.2         --         --           --             --
Interest expense......     (1.1)      (0.8)      (0.2)        (0.9)          (1.1)
                          -----      -----      -----        -----          -----
Income before income
  taxes and change in
  accounting
  principle...........      4.4%      12.7%       8.8%        11.5%           1.2%
                          =====      =====      =====        =====          =====

  NINE MONTHS ENDED DECEMBER 29, 2001 COMPARED TO THE NINE MONTHS ENDED DECEMBER 30, 2000

     NET SALES. Net sales increased 2.7% to $1,549.6 million in the nine months ended December 29, 2001, from $1,508.9 million in the nine months ended December 30, 2000. Wholesale net sales increased 6.3% to $805.6 million in the nine months ended December 29, 2001, from $758.2 million in the same period of fiscal 2001. Wholesale growth primarily reflects increased unit sales of existing products, principally from our international wholesale business in Europe of $47.1 million and our domestic women's business of $5.5 million, offset by reductions in men's business of $11.4 million. Additionally, net sales from the new home collection wholesale business added $6.1 million.


     Retail sales decreased by 0.9% to $744.0 million in the nine months ended December 29, 2001, from $750.7 million in the same period in fiscal 2001. This decrease is primarily attributable to the closing of our Polo Jeans Co. full price retail stores during the second quarter of fiscal 2001 in connection with the implementation of our operational review. Polo Jeans Co. sales accounted for $17.9 million of revenues in the nine months ended December 30, 2000. Full price Ralph Lauren retail store sales decreased $6.1 million and Club Monaco store sales decreased $5.7 million due to the current difficult economic environment. Offsetting these reductions was an increase in the outlet business of $16.9 million and an increase in the European retail business of $6.1 million.


     Comparable store sales, which represent net sales of stores open in both reporting periods for the full portion of such periods, decreased 3.5%. The comparable store declines were due to the effects of a promotionally driven and highly competitive retail environment. We believe, based in part on improvement in comparable store sales since December 29, 2001, that this trend is temporary and will improve when the general economy improves.


     LICENSING REVENUE. Licensing revenue increased 1.5% to $181.1 million in the nine months ended December 29, 2001, from $178.4 million in the corresponding period of fiscal 2001. This increase was primarily due to strong results from our international businesses, increasing $6.4 million, and our home collection licensing business, increasing $3.1 million compared to the same period of the prior year, offset by decreased royalty revenue from product licensing contributing $6.8 million less than the same period in the prior year.



     GROSS PROFIT. Gross profit as a percentage of net revenues increased to 48.2% in the nine months ended December 29, 2001, from 47.4% in the corresponding period of fiscal 2001. Gross margins increased primarily due to $37.9 million of inventory write-downs recorded in the second quarter of fiscal 2001 in connection with the implementation of our operational review. Both wholesale and retail gross margins decreased in comparison to the prior year's corresponding nine month period as a result of higher levels of markdowns due to the economic environment and decreased customer spending. These fluctuations in gross margins were also affected by the increase in licensing revenue of $2.7 million, which has no associated cost of goods sold.



     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of net revenues decreased to 35.8% in the nine months ended December 29, 2001, from 37.5% of net revenues in the same period of fiscal 2001. This decrease was primarily due to a charge of $18.1 million relating to non-recurring charges associated with targeted opportunities for improvement and other employee-related costs and operational expenses of $10.1 million relating to our Polo Jeans Co. full price retail stores recorded in the nine months ended December 30, 2000.


     INTEREST AND OTHER EXPENSE. Interest expense decreased to $15.2 million in the nine months ended December 29, 2001, from $19.0 million in the same period in fiscal 2001. This decrease was due to lower levels of borrowings, primarily as a result of repurchases of a portion of our outstanding Euro debt in fiscal 2001 and the repayment of short-term borrowings during the period.

     INCOME TAXES. The effective tax rate decreased to 37.5% in the nine months ended December 29, 2001, from 39.5% in the same period in fiscal 2001. This decline was primarily a result of the benefit of tax strategies implemented. Additionally, the nine months ended December 30, 2000 included a tax benefit of $72.9 million resulting from charges recorded in connection with the implementation and completion of our operational review.

  FISCAL 2001 COMPARED TO FISCAL 2000

     NET SALES. Net sales increased 15.3% to $2.0 billion in fiscal 2001 from $1.7 billion in fiscal 2000. Wholesale net sales increased 19.0% to $1.1 billion in fiscal 2001 from $885.2 million in fiscal 2000. Wholesale growth primarily reflected the benefit of one year of operations for Poloco's wholesale division included in operating results for the first time in fiscal 2001, resulting in an additional $153.0 million in sales and an approximately 100% increase in unit sales of our luxury products.

     Retail sales increased by 11.3% to $928.6 million in fiscal 2001 from $834.0 million in fiscal 2000. This increase was primarily attributable to a $131.7 million benefit from the following:

     - new stores opened in fiscal 2001 (37 stores, prior to 34 store closures in late fiscal 2001) with additional sales of $52.4 million;

     - a full year of revenues from new stores opened in fiscal 2000 of $40.7 million; and

     - the inclusion of the results of one Ralph Lauren and six outlet stores purchased in connection with the acquisition of Poloco with sales of $38.6 million.

Although our stores remained highly productive, comparable store sales decreased by 5.3%. The decline was due to a mature and promotionally driven outlet environment and lower sales in Club Monaco's Canadian stores.

     LICENSING REVENUE. Licensing revenue increased 3.0% to $243.4 million in fiscal 2001 from $236.3 million in fiscal 2000. This increase is primarily attributable to increases in sales of existing men's, women's, and children's apparel, accessories and fragrance products. These gains, which resulted in $12.0 million in additional revenue, were partially offset by decreases in sales of Ralph Lauren Home collection products, which resulted in $5.0 million less revenue.


     GROSS PROFIT. Gross profit as a percentage of net revenues decreased to 47.8% in fiscal 2001 from 48.7% in fiscal 2000. This decrease was mainly attributable to $41.5 million of inventory write downs recorded in fiscal 2001 in connection with the implementation of our operational review and our decision to accelerate the disposition of aged inventory. Excluding these special charges, gross profit as a percentage of net revenues was 49.6%. This improvement reflects increased wholesale gross margins as a result of the acquisition of Poloco, which generates more than 30% higher margins than our domestic wholesale operations. Additionally, gross profit was favorably impacted by the increase in licensing revenue in fiscal 2001 of $7.1 million, which has no associated cost of goods sold. These improvements were offset by declines in our retail gross margins of 1.5 percentage points as we incurred higher markdowns in fiscal 2001.


     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of net revenues increased to 36.9% in fiscal 2001 from 35.2% in fiscal 2000. This increase in selling, general and administrative expenses as a percentage of net revenues was partially due to a charge of $18.1 million recorded in the second quarter of fiscal 2001 relating to nonrecurring charges associated with targeted opportunities for improvement, including the termination of operating contracts, streamlining of certain corporate and operating functions, and employee-related matters. Additionally, selling, general and administrative expenses as a percentage of net revenues increased due to an increase in depreciation and amortization expense of $12.0 million, start-up costs associated with the expansion of the Club Monaco retail operations of $8.6 million and the acquisition of Poloco of $2.3 million.

     INTEREST EXPENSE. Interest expense increased to $25.1 million in fiscal 2001 from $15.0 million in fiscal 2000. This increase was due to a higher level of borrowings during the period attributable to the additional financing used for the acquisition of Poloco.

     INCOME TAXES. The effective tax rate decreased to 39.5% in fiscal 2001 from 40.8% in fiscal 2000. This decline is primarily a result of the benefit of tax strategies implemented by us. We expect to lower our effective tax rate to 38.5% in fiscal 2002 as a result of tax strategies implemented.

  FISCAL 2000 COMPARED TO FISCAL 1999

     NET SALES. Net sales increased 13.2% to $1.7 billion in fiscal 2000 from $1.5 billion in fiscal 1999. Wholesale net sales increased 3.0% to $885.2 million in fiscal 2000 from $859.5 million in fiscal 1999. Wholesale growth primarily reflected increased unit sales of our existing brands and luxury products. These unit increases of 2.7 million were partially offset by a decline in average selling prices of approximately one dollar per unit resulting from changes in product mix.

     Retail sales increased by 26.5% to $834.0 million in fiscal 2000 from $659.4 million in fiscal 1999. This increase was primarily attributable to a $209.9 million benefit from the following:

     - new store openings in fiscal 2000 (23 stores, net of closures) of $52.7 million;

     - a full year impact of new stores opened in fiscal 1999 of $52.9 million; and

     - the acquisition of 70 Club Monaco stores in the quarter ended July 3, 1999 for an increase of $104.3 million.

Although our stores remained highly productive, comparable store sales decreased by 4.6%, excluding the unfavorable impact of a 53rd week in fiscal 1999, which accounted for additional sales of $13.8 million. The decline was due to a promotionally driven retail environment, an inadequate inventory of leading products and the effects of a mature and challenging outlet store environment.

     LICENSING REVENUE. Licensing revenue increased 13.6% to $236.3 million in fiscal 2000 from $208.0 million in fiscal 1999. This increase is primarily attributable to increases in sales of existing licensed products, particularly Lauren, Polo Jeans and Ralph Lauren Home collection, which accounted for licensing revenue of $9.3 million, $11.2 million and $2.0 million, respectively.

     GROSS PROFIT. Gross profit as a percentage of net revenues increased to 48.7% in fiscal 2000 from 47.6% in fiscal 1999. This increase was attributable to a more than 15% increase in retail gross margins as retail sales accounted for a higher portion of net revenues in fiscal 2000 as a result of the acquisition of Club Monaco in fiscal 2000. Additionally, gross profit was favorably impacted by the increase in licensing revenue of $28.3 million, which has no associated cost of goods sold, in fiscal 2000. Wholesale gross margins were consistent with prior years.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses as a percentage of net revenues was 35.2% in fiscal 2000 and fiscal 1999. Despite increases in depreciation expense from the shop-within-shops development program and start-up costs incurred with the expansion of our retail operations, these expenses, as a percentage of net revenues, were consistent with the prior year period as we were able to achieve expense leveraging from revenue growth in fiscal 2000.


     INTEREST EXPENSE. Interest expense increased to $15.0 million in fiscal 2000 from $2.8 million in fiscal 1999. This increase was due to a higher level of borrowings incurred in fiscal 2001 to fund the acquisitions of Club Monaco and Poloco.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements primarily derive from working capital needs, construction and renovation of shop-within-shops, retail expansion and other corporate activities. Our main sources of liquidity are cash flows from operations, credit facilities and other borrowings.

     Net cash provided by operating activities increased to $277.8 million in the nine months ended December 29, 2001, from $105.3 million in the same period in fiscal 2001. This increase was primarily due to a significant decrease in inventory levels and decreased accounts receivable due to seasonality. Net cash provided by operating activities decreased to $100.3 million in fiscal 2001 from $242.7 million in fiscal 2000. Net cash provided by operations was negatively impacted in fiscal 2001 by the cash portion of charges recorded in our second quarter of fiscal 2001 in connection with the implementation of our operational review and increases in inventories and accounts receivable due to timing of shipments.

     Net cash used in investing activities decreased to $87.1 million in the nine months ended December 29, 2001, from $92.3 million in the same period in fiscal 2001. This decrease was primarily due to a decrease in capital expenditures of approximately $6.7 million compared to the same period in the prior year, partially offset by an increase in net cash used in acquisitions in connection with our acquisition of PRL Fashions and Polo Brussels S.A. Net cash used in investing activities decreased to $182.0 million in fiscal 2001 from $318.3 million in fiscal 2000. The decrease principally reflects the use of funds to acquire Poloco in fiscal 2000.


     Net cash provided by financing activities was $2.0 million in the nine months ended December 29, 2001, as compared to net cash used in financing activities of $16.9 million in the same period in fiscal 2001. This change is primarily due to the proceeds from the issuance of common stock upon the exercise of stock options of $15.6 million and a decrease in the repurchase of common stock, offset by the repayment of approximately $10.4 of short-term bank borrowings during the nine months ended December 29, 2001. Net cash used by financing activities was $25.9 million in fiscal 2001 as compared to cash provided of $201.6 million in fiscal 2000. This change is primarily due to proceeds received from our offering of Euro 275.0 million of 6.125% notes due November 2006 in fiscal 2000.


     In June 1997, we entered into a credit facility with a syndicate of banks which provides for a $225.0 million revolving line of credit available for the issuance of letters of credit, acceptances and direct borrowings and matures on December 31, 2002. Borrowings under the syndicated bank credit facility bear interest, at our option, at a base rate equal to the higher of the Federal Funds rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar rate plus an interest margin based on the Federal Reserve Board's "Eurocurrency Liabilities" reserve requirements. The margin was 0.875% as of December 29, 2001.

     In March 1999, in connection with our acquisition of Club Monaco, we entered into a $100.0 million senior credit facility with a syndicate of banks consisting of a $20.0 million revolving line of credit and an $80.0 million term loan. The revolving line of credit is available for working capital needs and general corporate purposes and matures on June 30, 2003. The term loan was used to finance the acquisition of all of the outstanding common stock of Club Monaco and to repay indebtedness of Club Monaco. The term loan is also repayable on June 30, 2003. Borrowings under the 1999 syndicated bank credit facility bear interest, at our option, at a base rate equal to the higher of the Federal Funds rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar rate plus an interest margin based on the Federal Reserve Board's "Eurocurrency Liabilities" reserve requirements. The margin was 0.875% as of December 29, 2001. In April 1999, we entered into interest rate swap agreements with a notional amount of $100.0 million to convert the variable interest rate on our 1999 senior credit facility to a fixed rate of 5.5%.

     The syndicated bank credit facility and our 1999 senior bank credit facility require that we maintain:

     - a minimum consolidated net worth, and

     - a maximum consolidated indebtedness ratio.

Each of these credit facilities also contain covenants that, subject to specified exceptions, restrict our ability to:

     - make capital expenditures,

     - sell or dispose of our assets,

     - incur additional debt,

     - incur contingent liabilities and liens,

     - merge with or acquire other companies or be subject to a change of control,

     - make loans or advances or stock repurchases,

     - engage in transactions with affiliates, and

     - make investments.


     Upon the occurrence of an event of default under each of these credit facilities, the lenders may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and payable. The credit facilities specify a number of events of default, many of which are subject to applicable grace or cure periods, including, among others, the failure to make timely principal and interest payments, to satisfy the covenants, or to maintain the required financial performance requirements described above.


     Additionally, the agreements provide that an event of default will occur if Mr. Ralph Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock.

     In November 1999, we issued Euro 275.0 million of 6.125% notes due November 2006. Our Euro debt is listed on the London Stock Exchange. The net proceeds from the Euro offering were $281.5 million based on the Euro exchange rate on the issuance date. Interest on the Euro debt is payable annually. A portion of the net proceeds from the issuance was used to acquire Poloco while the remaining net proceeds were retained for general corporate purposes. We acquired Poloco for an aggregate cash consideration of $209.7 million, plus the assumption of $10.0 million in short-term debt.

     During fiscal 2001, we repurchased Euro 27.5 million, or approximately $25.3 million based on Euro exchange rates, of our outstanding Euro debt.

     As of December 29, 2001, we had $73.9 million outstanding in direct borrowings, $80.0 million outstanding under the term loan and $218.0 million outstanding in Euro debt based on the year-end Euro exchange rate. We were also contingently liable for $18.2 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. The weighted average interest rate on our borrowings at December 29, 2001 was 5.9%.


     We recognize foreign currency gains or losses in connection with our Euro debt based on fluctuations in foreign exchange rates. We recorded $5.8 million in foreign currency gains in fiscal 2001, $3.0 million for the nine months ended December 29, 2001, and in the quarter ended March 30, 2002, we expect to recognize foreign currency gains of approximately $1.5 million.


     During the second quarter of fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our international luxury retail business, to better manage inventory and to increase our overall profitability. Total cash outlays resulting from the operational review are expected to be approximately $34.7 million, $22.7 million of which has been paid through December 29, 2001. The remaining obligations of approximately $2.0 million at December 29, 2001 relate to severance and lease contract and termination agreements with contract terms which extend until fiscal 2003. On October 18, 2000, we received consent from our lenders under the credit facilities permitting us to incur the charges we recorded in connection with the operational review up to specified thresholds. See note 3 to our consolidated financial statements.



     From time to time, we make contributions to various charitable organizations. In the quarter ended March 30, 2002, we made a pre-tax contribution of approximately $8 million to the Polo Ralph Lauren Foundation, which provides philanthropic and volunteer support organizations focused on health, educational and cultural initiatives.


     Total cash outlays resulting from the 1999 restructuring plan are approximately $39.5 million, $36.5 million of which has been paid through December 29, 2001. The remaining obligations of approximately $3.0 million at December 29, 2001 primarily relate to severance and lease termination agreements, which extend until fiscal 2003.

     Capital expenditures were $61.1 million for the nine months ended December 29, 2001, compared to $67.9 million in the same period in fiscal 2001, and were $105.2 million in fiscal 2001, $122.0 million in fiscal 2000 and $141.7 million in fiscal 1999. Capital expenditures are expected to be approximately $31 million for the three months ended March 30, 2002. Capital expenditures primarily reflect costs associated with the following:

     - the expansion of our distribution facilities;

     - the shop-within-shops development program which includes new shops, renovations and expansions;

     - the expansion of our retail operations;

     - our information systems; and

     - other capital projects.


     On October 31, 2001, we completed the acquisition of substantially all of the assets of PRL Fashions of Europe S.R.L., which holds licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy, and our men's and women's Polo Jeans Co. collections in Italy. PRL Fashions had revenues of approximately $75.0 million for its fiscal year 2000. The purchase price was approximately $22.0 million in cash, plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years, with a guaranteed minimum annual payment of $3.5 million each year.


     In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Class A common stock. Share repurchases under this plan were scheduled to be made in the open market over the two-year period which commenced April 1, 1998. The Board of Directors authorized the extension of the stock repurchase program through March 31, 2004 through two-year extensions on March 2, 2000 and February 6, 2002. Shares acquired under the repurchase program are used for stock option programs and for other corporate purposes. As of December 29, 2001, we repurchased 3,876,506 shares of our Class A common stock at an aggregate cost of $73.2 million.

     We extend credit to our customers, including those who have accounted for significant portions of our net revenues. We had three customers, Dillard Department Stores, Inc., Federated Department Stores, Inc. and The May Department Stores Company, who in aggregate constituted approximately 48.7% of trade accounts receivable outstanding as at December 29, 2001, and 52.0% as at March 31, 2001 and 54.0% as at April 1, 2000. The concentration of our trade accounts receivable has declined in recent periods, and is expected to continue to decline, as we have diversified our distribution channels and the proportion of department stores in our customer mix has declined. Additionally, we had four licensing partners, Jones Apparel Group, Inc., WestPoint Stevens, Inc., Seibu Department Stores, Ltd. and Warnaco, Inc., who in aggregate constituted approximately 53.0%, 58.0% and 55.0% of licensing revenue in fiscal 2001, fiscal 2000 and fiscal 1999. Accordingly, we may have significant exposure in collecting accounts receivable from our wholesale customers and licensees. We have credit policies and procedures which we use to manage our credit risk.


     We believe that cash from ongoing operations and funds available under our credit facilities and from our Euro offering will be sufficient to satisfy our current level of operations, capital requirements, the stock repurchase program and other corporate activities for the next 12 months. We do not currently intend to pay dividends on our common stock in the next 12 months.


SEASONALITY AND QUARTERLY FLUCTUATIONS

     Our business is affected by seasonal trends, with higher levels of wholesale sales in our second and fourth quarters and higher retail sales in our second and third quarters. These trends result primarily from the timing of seasonal wholesale shipments to retail customers and key vacation travel and holiday shopping periods in the retail segment. As a result of growth in our retail operations and licensing revenue, historical quarterly operating trends and working capital requirements may not accurately reflect future performances. In addition, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of seasonal wholesale shipments and other events affecting retail sales.


     Through the quarter ended December 29, 2001, the results of our European operations were reported in our consolidated financial statements on a three-month lag basis. Beginning with our fiscal quarter ended March 30, 2002, our consolidated financial statements will reflect our European operating results on a consistent basis with that of our U.S. operations. As a result of this change in reporting periods for our European operations, we expect an increase of approximately $25 million in our pre-tax earnings for the fiscal quarter ended March 30, 2002 reflecting inclusion of the higher levels of European wholesale sales for the fourth quarter.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, our observations of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:


     Revenue Recognition -- We recognize sales, including sales made to our customers in connection with our shop-within-shops, upon shipment of products to customers, since title passes upon shipment and, in the case of sales by our retail and outlet stores, when goods are sold to consumers. Allowances for estimated uncollectible accounts, discounts, returns, and allowances are provided when sales are recorded based upon historical experience and current trends. While such allowances have been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same allowance rate we have in the past.


     Inventories -- Inventory is stated at the lower of cost or market, cost being determined on the first-in, first-out method. Reserves for slow moving and aged merchandise are provided based on historical experience and current product demand. We evaluate the adequacy of the reserves quarterly. While such markdowns have been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same level of markdowns we have in the past.

     Valuation of Long-Lived Assets -- We periodically review the carrying value of our long-lived assets for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

NEW ACCOUNTING STANDARDS

     In October 2001, the Financial Accounting Standards Board, or "FASB", issued Statement of Financial Accounting Standards, or "SFAS", No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, SFAS No. 144 retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for the first quarter in the fiscal year ending March 29, 2003. We are currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the first quarter in the fiscal year ending April 3, 2004. We are currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

     In July 2001, the FASB issued No. 141, Business Combinations and SFAS No. 142, Goodwill and other Intangible Assets. In addition to requiring the use of the purchase method for all business combinations, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. SFAS No. 142 addresses accounting and reporting standards for acquired goodwill and other intangible assets and generally requires that goodwill and indefinite life intangible assets no longer be amortized but be tested for impairment annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 141 and SFAS No. 142 are effective for our first quarter in the fiscal year ending March 29, 2003 or for any business combinations initiated after June 30, 2001. We are currently evaluating the impact of adopting these statements on our consolidated financial statements.

     In April 2001, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 00-25, Vendor Income Statement Characteristics of Consideration Paid to a Reseller of the Vendor's Products. EITF No. 00-25 concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration characterized as a cost incurred if a benefit is or will be received from the recipient of the consideration if certain conditions are met. This pronouncement is effective for our first quarter in the fiscal year ending March 29, 2003. We are currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives, whether designated in hedging relationships or not, as either assets or liabilities in the statement of financial position, and measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative is dependent upon the intended use of the derivative. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

     We adopted the provisions of SFAS No. 133 as of April 1, 2001. As of that date, we had outstanding interest rate swap agreements and forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, we recorded the fair value of these derivatives at April 1, 2001, and the resulting net unrealized gain, after taxes, of approximately $4.0 million was recorded in other comprehensive income as a cumulative transition adjustment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates. We manage these exposures through operating and financing activities and, when appropriate, through the use of derivative financial instruments. Our policy allows for the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. The following quantitative disclosures are based on quoted market prices and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms and maturities. These quantitative disclosures do not represent the maximum possible loss or any expected loss that may occur, since actual results may differ from those estimates.

  FOREIGN CURRENCY EXCHANGE RATES

     Foreign currency exposures arise from transactions, including firm commitments and anticipated contracts, denominated in a currency other than an entity's functional currency, and from foreign-denominated revenues translated into U.S. dollars. From time to time, we hedge exposures to foreign currency exchange rate fluctuations with forward foreign exchange contracts. With respect to foreign operations, substantially all of our foreign subsidiaries operate in their respective functional currencies. Our primary foreign currency exposures relate to our Euro debt and Euro investments. The potential loss in value on our Euro debt and Euro investments based on a hypothetical immediate 10.0% adverse change in the Euro rate would have been $20.7 million and $1.8 million at February 23, 2002, as compared to $21.7 million and $4.5 million at March 31, 2001. As of February 23, 2002, a hypothetical immediate 10.0% adverse change in the Euro rate on the Euro debt and Euro investments would have a $1.3 million and $.07 million unfavorable impact on our earnings and cash flows in fiscal 2002.

  INTEREST RATES

     Our primary interest rate exposure relates to our fixed and variable rate debt. The fair value of our fixed Euro debt was $203.7 million based on its quoted market price as listed on the London Stock Exchange and using Euro exchange rates in effect as of February 23, 2002. The potential loss in value at February 23, 2002 on our fixed Euro debt based on a hypothetical immediate 10.0% adverse change in the interest rate would have been $1.3 million. At February 23, 2002, the carrying value of amounts outstanding of $111.8 million under our variable debt borrowing arrangements under our bank credit facilities approximated their fair value. We employ an interest rate hedging strategy utilizing swaps to effectively fix a portion of our interest rate exposure on our floating rate financing arrangements. At December 29, 2001, we had interest rate swap agreements with a notional amount of $100.0 million which fixed the interest rate on our variable rate debt at 5.5%. As of December 29, 2001, a hypothetical immediate 10.0% adverse change in interest rates relating to our unhedged portion of our variable rate debt would have a $0.4 million unfavorable impact on our earnings and cash flows in fiscal 2002.

                                    BUSINESS


     We are a leader in the design, marketing and distribution of premium lifestyle products. For 35 years, our reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. Our brand names, which include "Polo", "Polo by Ralph Lauren", "Ralph Lauren Purple Label", "Polo Sport", "Ralph Lauren", "RALPH", "Lauren", "Polo Jeans Co.", "RL", "Chaps" and "Club Monaco", among others, constitute one of the world's most widely recognized families of consumer brands. We believe that, under the direction of Ralph Lauren, the internationally renowned designer, we have influenced the manner in which people dress and live in contemporary society, reflecting an American perspective and lifestyle uniquely associated with us and Ralph Lauren.


     We combine our consumer insight and design, marketing and imaging skills to offer, along with our licensing partners, broad lifestyle product collections in four categories:

     - Apparel -- Products include extensive collections of men's, women's and children's clothing;

     - Home -- Ralph Lauren Home offers coordinated products for the home, including bedding and bath products, interior decor, furniture and tabletop and gift items;

     - Accessories -- Accessories encompass a broad range of products such as footwear, eyewear, jewelry and leather goods, including handbags and luggage; and

     - Fragrance -- Fragrance and skin care products are sold under our Glamourous, Romance, Polo, Lauren, Safari and Polo Sport brands, among others.

OUR CORE STRENGTHS


     Our steady growth has resulted from several core strengths, which we believe distinguish us from our peers.



     - World-Recognized Polo Ralph Lauren Brands -- Our Polo Ralph Lauren brand names constitute one of the strongest families of consumer lifestyle brands, providing us with a solid base of existing customers as well as an attractive platform to launch new products.


     - Successful Track Record of Product Development -- For 35 years, we have demonstrated the ability to create new products and labels that meet the lifestyle needs of a growing customer base and to shape the image of American style.

     - Well-Developed Multi-Channel Presence -- Our strategy of maintaining our own retail stores complements our long-term relationships with major department stores. Together with long-term partnerships formed through licensing arrangements, we are well positioned to meet the needs of our customers in a variety of formats and venues.

     - Strong Cash Flows and Balance Sheet -- We have consistently generated strong cash flows and solid margins to fund geographic expansion and product development. Similarly, our balance sheet positions us well for continued expansion.

     - The Leadership of Mr. Ralph Lauren -- Ralph Lauren's personal vision created not only a company, but also, we believe, a lifestyle concept that many branded companies have sought to replicate. Ralph Lauren continues to provide a unifying vision throughout all aspects of our business.

     - Experienced Management Team -- Our world-class management team, led by Roger Farah, Lance Isham, Douglas Williams and Gerald Chaney, averages over 25 years of related experience. We also have one of the largest and most skilled design staffs in the fashion world with more than 150 full-time designers.

OUR STRATEGY

     We have maintained a consistent operating strategy that has translated new products into growth in both sales and profitability. The key elements of this core strategy are to:

     - Extend Polo Ralph Lauren Brands. While maintaining a consistent global image for our brands that portrays core lifestyle themes, we will seek both to extend existing brands and to create new brands to address new and emerging markets and customer groups.

        - Luxury goods offer what we believe is a significant opportunity to further elevate the Polo Ralph Lauren brands while capturing potentially higher gross margins. We intend to continue our successful expansion into luxury goods.


        - Womenswear, we believe, offers significant opportunities for increased market penetration. We will seek to solidify our position as a leading womenswear designer and to continue to develop this growing market. Since our initial public offering, we have continued to focus on expanding our womenswear lines both internally and through licensing partners.


        - We continue to tailor our product assortments for a range of customers, while retaining the quality and fashion image of Polo Ralph Lauren products. We are expanding our product offerings to existing customer groups.

        - Club Monaco, acquired in 1999, is an international specialty retailer of casual apparel and other accessories for men and women under the "Club Monaco" brand name and a number of associated trademarks. We believe that Club Monaco extends our customer base among young fashion-forward consumers.

        - Our licensing alliances have been a key factor not only in our efforts to offer an extensive array of products, but also in our efforts to maintain brand consistency. Through these alliances, we join our design, marketing, and imaging skills with the specific product or geographic competencies of our licensing partners to create and build new businesses. Our alliances include those with industry leaders such as Jones Apparel Group, Inc. and L'Oreal S.A.

     - Expand Our Geographic Coverage. In addition to our growth prospects in the U.S., we believe that international markets, specifically Europe and Japan, are under-penetrated and offer growth opportunities for our quintessentially American designs and lifestyle image.

        - Although the European apparel market is similar in size and demographics to the U.S. market, Europeans spend a higher portion of their annual income on apparel than U.S. consumers do. However, our market share in Europe is less than that in the United States. We view this as an important growth opportunity. In order to more aggressively expand our brands and more fully develop our image, we will continue to open new stores throughout Europe. In addition, we acquired Poloco and PRL Fashions of Europe, our former European licensees.

        - While we currently generate the majority of our sales in the United States, we believe there continues to be opportunities in key U.S. cities for growth. We will continue to develop our retail presence in cities such as Beverly Hills, California, Boston, Massachusetts, Dallas, Texas, and New York, New York.

     - Increase Direct Management of Polo Ralph Lauren Brands. We continue to enhance our ability to control our brands by opening more of our own specialty stores, improving the merchandising in our existing specialty stores and strategically acquiring select licensees. By increasing the direct management of our brands and our products, we expect to enhance our brand image, as well as expand sales and profits more significantly.

        - We believe that operating our own specialty stores offers significant opportunities to more effectively merchandise our products and improve our brand image among consumers. In order to achieve these objectives, we opened or acquired six new specialty stores during fiscal 2002 and improved the merchandising in many of our existing speciality stores.

        - We have made and will continue to make strategic acquisitions of select licensees in order to gain better control over our core product lines. By increasing control over the products and brands, we believe we will be able to increase our profit margins. For example, we acquired PRL Fashions of Europe S.R.L. in October 2001, and Poloco in January 2000. See "Business -- Recent Developments".

     - Enhance Our Operations. We have spent the last 18 months focusing on the operations of our retail and wholesale businesses and on improving efficiency at the corporate level. Although we have seen progress reflected in our financial results, we believe potential still exists for further margin expansion.

        - We believe we can significantly improve our retail stores profitability. Major initiatives for our 234 stores include adopting a corporate supply chain and inventory management program. We also intend to implement shared services across brands and stores, including an integrated information technology system linking store-level point-of-sale and inventory information with corporate inventory and financial management modules.

        - With our products being distributed in company-owned stores and in leading department and specialty stores around the world, we require an efficient global distribution network. We are implementing initiatives to streamline the time it takes for our products to move from design to stores. We are seeking to reduce order-lead times and improve in-stock levels, while ensuring a consistent and timely delivery of products. We also encourage accountability among our buyers to ensure accuracy of orders to the stores.

        - As we seek to grow the profitability of our operations, we will continue to focus on reducing costs and on more effectively using assets in all areas of our business. We will seek to improve working capital management, work with suppliers to reduce costs throughout the sourcing process and establish rigorous financial targets and long-term budgets. We will seek to build on our recent successes to increase our margins in the near-term.

RECENT DEVELOPMENTS

     In October 2001, we acquired PRL Fashions of Europe S.R.L. which holds licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boy's Polo Ralph Lauren apparel in Italy and men's and women's Polo Jeans Co. collections in Italy. The acquisition of PRL Fashions of Europe completed our plans to directly own all of our European operations. The purchase price for the acquisition was approximately $22.0 million in cash, plus the assumption of certain liabilities, and earn-out payments based on achieving profitability targets over the first three years, with a guaranteed minimum annual payment of $3.5 million each year. We allocated the cost of acquiring PRL Fashions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the net assets acquired resulted in goodwill of approximately $32.5 million. Consistent with SFAS No. 141, this goodwill amount is not being amortized.


     In addition, in October 2001, we acquired the Ralph Lauren store in Brussels from one of our licensees.

OPERATIONS

     We operate in three integrated segments: wholesale, retail and licensing. Each is driven by our guiding philosophy of style, innovation and quality.

     Details of our net revenues are shown in the table below. See also note 16 to our consolidated financial statements for fiscal 2001, fiscal 2000 and fiscal 1999 and note 10 to our consolidated financial statements for the nine months ended December 29, 2001 and December 30, 2000 for further segment information.

                                     FISCAL YEAR ENDED                  NINE MONTHS ENDED
                            ------------------------------------   ---------------------------
                            MARCH 31,     APRIL 1,     APRIL 3,    DECEMBER 29,   DECEMBER 30,
                               2001         2000         1999          2001           2000
                            ---------     --------     --------    ------------   ------------
                                                                           (UNAUDITED)
                                                      (IN THOUSANDS)
Wholesale sales...........  $1,053,842   $  885,246   $  859,498    $  805,565     $  758,190
Retail sales..............     928,577      833,980      659,352       743,988        750,681
                            ----------   ----------   ----------    ----------     ----------
Net sales.................   1,982,419    1,719,226    1,518,850     1,549,553      1,508,871
Licensing revenue.........     243,355      236,302      208,009       181,066        178,383
                            ----------   ----------   ----------    ----------     ----------
Net revenues..............  $2,225,774   $1,955,528   $1,726,859    $1,730,619     $1,687,254
                            ==========   ==========   ==========    ==========     ==========


WHOLESALE


     Our wholesale business is divided into two groups: Polo Brands and Collection Brands. In both these wholesale groups, we offer several discrete brand offerings. Each collection is directed by teams consisting of design, merchandising, sales and production staff who work together to conceive, develop and merchandise product groupings organized to convey a variety of design concepts.

     POLO BRANDS

     The Polo Brands group sources, markets and distributes products under the following brands:

     POLO BY RALPH LAUREN. The Polo by Ralph Lauren menswear collection is a complete men's wardrobe consisting of products related by theme, style, color and fabric. Polo by Ralph Lauren menswear is generally priced at a range of price points within the men's premium ready-to-wear apparel market. We currently sell this collection through approximately 2,100 department store, Ralph Lauren specialty stores and Polo Ralph Lauren store doors in the United States, including approximately 1,550 department store shop-within-shops.

     BLUE LABEL. In fall 2002, we will introduce our Blue Label collection of womenswear, which will be modern interpretations of classic Ralph Lauren styles with a strong weekend focus. We plan to offer the Blue Label collection domestically through Polo Ralph Lauren stores and internationally through Polo Ralph Lauren stores and selected wholesale accounts in Europe and Asia. In Japan, our Blue Label line will be sold under the Ralph Lauren brand name.

     POLO SPORT. The Polo Sport collection of men's activewear and sportswear is designed to meet the growing consumer demand for apparel for the active lifestyle. Polo Sport is offered at a range of price points generally consistent with prices for the Polo by Ralph Lauren line, and is distributed through the same channels as Polo by Ralph Lauren.


     POLO GOLF. The Polo Golf collection of men's and women's golf apparel is targeted at the golf and resort markets. Price points are similar to those charged for products in the Polo Sport line. We sell the Polo Golf collection in the United States through approximately 1,857 leading golf clubs, pro shops and resorts, in addition to department, specialty and Polo Ralph Lauren stores.

     RLX POLO SPORT. The RLX Polo Sport collection of menswear and womenswear consists of functional sport and outdoor apparel for running, cross-training, skiing, snowboarding and cycling. We sell RLX Polo Sport in the United States through approximately 480 athletic specialty stores, in addition to limited department and Polo Ralph Lauren stores, at price points competitive with those charged by other authentic sports apparel companies.


     COLLECTION BRANDS

     Our Collection Brands group sources, markets and distributes products under the Women's Ralph Lauren Collection and Ralph Lauren Black Label brands and the Men's Ralph Lauren/ Purple Label Collection brand.

     RALPH LAUREN COLLECTION AND RALPH LAUREN BLACK LABEL. The Ralph Lauren Collection expresses our up-to-the-moment fashion vision for women. Ralph Lauren Black Label includes timeless versions of our most successful Collection styles, as well as newly-designed classic signature styles. Collection and Black Label are offered for limited distribution to premier fashion retailers and through our stores. Price points are at the upper end or luxury ranges. The lines are currently sold through 130 doors in the United States and over 210 international doors by us and our licensing partners.

     RALPH LAUREN/PURPLE LABEL COLLECTION. In Fall 1995, we introduced our Purple Label collection of men's tailored clothing and, in Fall 1997, to complement the tailored clothing line, we launched our Purple Label sportswear line. We sell the Purple Label collection through a limited number of premier fashion retailers, currently through approximately 98 doors in the United States and 18 internationally.

  DOMESTIC CUSTOMERS AND SERVICE

     GENERAL. Consistent with the appeal and distinctive image of our products and brands, we sell our menswear, womenswear and home furnishings products primarily to leading upscale department stores, specialty stores and golf and pro shops located throughout the United States, which have the reputation and merchandising expertise required for the effective presentation of Polo Ralph Lauren products. See "-- Our Licensing Alliances-- Product Licensing Alliances".

     Our wholesale and home furnishings products are distributed through the primary distribution channels in the United States listed in the table below. In addition, we also sell excess and out-of-season products through secondary distribution channels.

                                                           APPROXIMATE NUMBER OF DOORS
                                                             AS OF DECEMBER 29, 2001
                                           -----------------------------------------------------------
                                                                                       RALPH LAUREN
                                              POLO BRANDS       COLLECTION BRANDS          HOME
                                              -----------       -----------------      ------------
Department Stores........................        1,736                  82                 1,494
Specialty Stores.........................          545                  21                    24
Polo Ralph Lauren Stores.................           31                  32                    19
Golf and Pro Shops.......................        1,857                  --                    --

     Department stores represent the largest customer group of our wholesale group. Major department store customers of ours (together with the percentage of wholesale net sales that they represented in the fiscal period indicated) are:

     - Federated Department Stores, Inc., which represented 19.2% for the nine month period ended December 29, 2001 and 20.4% in fiscal 2001,

     - Dillard Department Stores, Inc., which represented 19.1% for the nine month period ended December 29, 2001 and 19.4% in fiscal 2001, and

     - The May Department Stores Company, which represented 17.6% for the nine month period ended December 29, 2001 and 18.5% in fiscal 2001.

     Collection Brands, Polo Brands and our Ralph Lauren Home products are primarily sold through their respective sales forces, which employ approximately 150 salespersons. An independent sales representative promotes sales to U.S. military exchanges. Our Collection Brands group and Ralph Lauren Home division maintain their primary showrooms in New York City. Regional showrooms for the Polo Brands and regional sales representatives for Ralph Lauren Home are located in:

     - Atlanta                                              - Dallas
     - Chicago                                              - Los Angeles


     SHOP-WITHIN-SHOPS. As a critical element of our distribution to department stores, we and our licensing partners utilize shop-within-shops to enhance brand recognition, to permit more complete merchandising of our lines and to differentiate the presentation of products. Shop-within-shops fixed assets primarily include items such as customized freestanding fixtures, moveable wallcases and components, decorative items and flooring. We capitalize our share of the cost of these fixed assets and amortize them using the straight lime method over their estimated usefull lives of three to five years.


     We added approximately 70 shop-within-shops and refurbished approximately 155 shop-within-shops in fiscal 2001, and added another 64 shops-within-shops and refurbished another 54 shops-within-shops in the nine months ended December 29, 2001. At December 29, 2001, in the United States we had approximately 2,600 shop-within-shops dedicated to our products and over 3,000 shop-within-shops dedicated to our licensed products. Excluding significantly larger shop-within-shops in key department store locations, the size of our shop-within-shops typically ranges from approximately 600 to 1,500 square feet for Polo Brands, from approximately 800 to 1,200 square feet for our Collection Brands, and from approximately 300 to 900 square feet for home furnishings. In total, we estimate that approximately 2.2 million square feet of department store space in the United States is dedicated to our shop-within-shops. In addition to shop-within-shops, we use exclusively fixtured areas in department stores.

     BASIC STOCK REPLENISHMENT PROGRAM. Basic products such as knit shirts, chino pants and oxford cloth shirts can be ordered at any time through our basic stock replenishment programs. For customers who reorder basic products, we generally ship these products within one to five days of order receipt. These products accounted for approximately 8.5% of our wholesale net sales in the nine month period ended December 29, 2001, and approximately 9.1% in fiscal 2001. We have also implemented a seasonal quick response program to allow replenishment of products which can be ordered for only a portion of each year. Some Ralph Lauren Home licensing partners also offer a basic stock replenishment program which includes towels, bedding and tabletop products. Basic stock products accounted for approximately 70% of our net sales of our Ralph Lauren Home licensing partners for the nine month period ended December 29, 2001, and approximately 73% in fiscal 2001.


DIRECT RETAILING


     We operate retail stores dedicated to the sale of our products. Located in prime retail areas, our 93 full-price stores operate under the following names:

     - Ralph Lauren                                         - Polo Ralph Lauren Children
     - Polo Ralph Lauren                                    - Club Monaco/Caban
     - Polo Sport

     Our 141 outlet stores are generally located in outlet malls and operate under the Polo Ralph Lauren outlet store, Polo Jeans Co. outlet store, Ralph Lauren Home outlet store and Club Monaco outlet names.

     In addition to our own retail operations, as of December 29, 2001, we had granted licenses to independent parties to operate two stores in the United States and 93 stores internationally. We receive the proceeds from the sale of our products, which are included in wholesale net sales, to these stores and also receive royalties, which are included in licensing revenue, from our licensing partners who sell to these stores. We generally do not receive any other compensation from these licensed store operators. See "-- Our Licensing Alliances".

     FULL-PRICE STORES


     In addition to generating sales of our products, our full-price stores set, reinforce and capitalize on the image of our brands. We have 14 Ralph Lauren stores which showcase our upper end luxury styles and products and demonstrate our most refined merchandising techniques. We also operate 25 Polo Ralph Lauren stores and 54 Club Monaco stores. Ranging in size from approximately 2,000 to over 30,000 square feet, these full-price stores are situated in upscale regional malls and major upscale street locations generally in large urban markets. Our stores are generally leased for initial periods ranging from five to 15 years with renewal options.



     In fiscal 2001, we acquired a Polo Ralph Lauren store in Naples, Florida from a licensee. In addition, we opened a Polo Ralph Lauren store in Costa Mesa, California and converted our Polo Jeans Co. store in Burlingame, California to a Polo Ralph Lauren store. In addition, we closed all 12 Polo Jeans Co. stores.


     We opened one new Club Monaco store and closed two Club Monaco stores during the nine months ended December 29, 2001, and opened eight new Club Monaco stores and closed 17 Club Monaco stores during fiscal 2001. During the nine months ended December 29, 2001, we opened a Club Monaco store in Cabazon, California, and during fiscal 2001 we opened Club Monaco stores in South Beach, Miami, Florida; Las Vegas, Nevada; Sunset Boulevard in Los Angeles, California; on Fifth Avenue in New York City; and Calgary, Alberta. In addition, we opened Club Monaco Caban stores in Montreal, Quebec; Toronto, Ontario; and Vancouver, British Columbia.

     OUTLET STORES

     We extend our reach to additional consumer groups through our 95 Polo Ralph Lauren outlet stores, 24 Polo Jeans Co. outlet stores, 10 Club Monaco outlet stores and 12 European outlet stores.

     - Polo Ralph Lauren outlet stores offer selections of our menswear, womenswear, children's apparel, accessories, home furnishings and fragrances. Ranging in size from 3,000 to 20,000 square feet, with an average of approximately 8,900 square feet, the stores are principally located in major outlet centers in 33 states and Puerto Rico.

     - Polo Jeans Co. outlet stores carry all classifications within the Polo Jeans Co. line, including denim, knit and woven tops, sweaters, outerwear, casual bottoms and accessories. Polo Jeans Co. Factory stores range in size from 3,000 to 5,000 square feet, with an average of 3,750 square feet, and are principally located in major outlet centers in 19 states.

     - Club Monaco outlet stores range in size from 6,000 to 18,500 square feet, with an average of 9,500 square feet, and offer basic and fashion Club Monaco items.


     Outlet stores purchase products directly from us including our retail stores, from our product licensing partners and our suppliers. Outlet stores purchase products from us generally at cost, and from our product domestic product licensing partners and our retail stores at negotiated prices. Outlet stores also source basic products and styles directly from our suppliers. Our domestic outlet stores purchased approximately 26% of their products from us in the nine month period ended December 29, 2001 and 21% in fiscal 2001, 48% in the nine month period ended December 29, 2001 from our licensing partners and 44% in fiscal 2001, and 26% from other suppliers of products in the nine month period ended December 29, 2001 and 35% in fiscal 2001. We added 16 new outlet stores, net of store closings, during fiscal 2001 and closed one outlet store, net of store openings, in the nine month period ended December 29, 2001.

OUR LICENSING ALLIANCES

     Through licensing alliances, we combine our consumer insight and design, marketing and imaging skills with the specific product or geographic competencies of our licensing partners to create and build new businesses. We seek out licensing partners who typically:

     - are leaders in their respective markets,

     - contribute the majority of our product development costs,

     - provide the operational infrastructure required to support the business, and

     - own the inventory.

     We grant product and international licensing partners the right to manufacture and sell at wholesale specified products under one or more of our trademarks. Our international licensing partners produce and source products independently, as well as in conjunction with us and our product licensing partners. As compensation for our contributions under these agreements, each licensing partner pays us royalties based upon its sales of our products, subject, generally, to payment of a minimum royalty. Other than our Ralph Lauren Home collection licenses, these payments generally range from five to eight percent of the licensing partners' sales of the licensed products. In addition, licensing partners are required to allocate between approximately two and four percent of their sales to advertise our products. Larger allocations are required in connection with launches of new products or in new territories.

     We work closely with our licensing partners to ensure that products are developed, marketed and distributed to address the intended market opportunity and present consistently to consumers worldwide the distinctive perspective and lifestyle associated with our brands. Virtually all aspects of the design, production quality, packaging, merchandising, distribution, advertising and promotion of Polo Ralph Lauren products are subject to our prior approval and continuing oversight. The result is a consistent identity for Polo Ralph Lauren products across product categories and international markets.


     We had 16 product, 10 home collection and eight international licensing partners as of December 29, 2001 and 16 product, 10 home collection and 10 international licensing partners as of March 31, 2001. We derive a substantial portion of our net income from the licensing revenue we receive from our licensing partners. Our largest licensing partners in the nine month period ended December 29, 2001 and fiscal 2001 by licensing revenue were:


     - Jones Apparel Group, Inc. (accounting for 26.6% of licensing revenue for the nine months ended December 29, 2001 and 26.9% of licensing revenue for fiscal 2001),

     - WestPoint Stevens, Inc. (accounting for 13.1% of licensing revenue for the nine months ended December 29, 2001 and 10.3% of licensing revenue for fiscal 2001), and

     - Seibu Department Stores, Ltd. (accounting for 11.5% of licensing revenue for the nine months ended December 29, 2001 and 10.1% of licensing revenue for fiscal 2001).

     PRODUCT LICENSING ALLIANCES

     As of December 29, 2001 we had agreements with 16 product licensing partners relating to our men's and women's sportswear, men's tailored clothing, children's apparel, personalwear, accessories and fragrances. The products offered by our product licensing partners are listed below.

LICENSING PARTNER                                        LICENSED PRODUCT CATEGORY
-----------------                                        -------------------------
Jones Apparel Group, Inc. ...................  Women's Lauren and Ralph Sportswear
L'Oreal S.A./Cosmair, Inc. ..................  Men's and Women's Fragrances and Skin Care
                                                 Products
Sun Apparel, Inc. (a subsidiary of Jones
  Apparel Group, Inc.).......................  Men's and Women's Polo Jeans Co. Casual
                                                 Apparel and Sportswear
Corneliani S.p.A.............................  Men's Polo Tailored Clothing
Peerless Inc. ...............................  Men's Chaps and Lauren Tailored Clothing
S. Schwab Company, Inc. .....................  Children's Apparel
Sara Lee Corporation.........................  Men's and Children's Personal Wear Apparel
Ralph Lauren Footwear, Inc. (a subsidiary of
  Reebok International Ltd.).................  Men's and Women's Dress, Casual and
                                                 Performance Athletic Footwear
Wathne, Inc. ................................  Handbags and Luggage
Hot Sox, Inc. ...............................  Men's, Women's and Boys' Hosiery
New Campaign, Inc. ..........................  Belts and other Small Leather Goods
Echo Scarves, Inc. ..........................  Scarves and Gloves for Men and Women
Carolee, Inc. ...............................  Jewelry
Safilo USA, Inc. ............................  Eyewear
The Warnaco Group, Inc. .....................  Men's Chaps Sportswear
Authentic Fitness Products, Inc. (a
  subsidiary of Warnaco, Inc.)...............  Women's & Girls' Swimwear

     RALPH LAUREN HOME

     Together with our licensing partners, we offer an extensive collection of home products which draw upon, and add to, the design themes of our other product lines, contributing to our complete lifestyle concept. Products are sold under the Ralph Lauren Home brands in three primary categories:

     - bedding and bath,

     - home decor, and

     - home improvement.

     In addition to designing and developing the creative concepts and products for Ralph Lauren Home, we manage the marketing and distribution of our brands, and, in some cases, the sales of our products for our licensees. Together with our eight domestic and two international home product licensing partners, representatives of our design, merchandising, product development and sales staffs collaborate to conceive, develop and merchandise the various products as a complete home furnishing collection. Our personnel market and sell the products to domestic customers and certain international accounts. In general, our licensing partners manufacture, own the inventory and ship the products. One exception to the licensing structure of the Ralph Lauren Home lines is that during fiscal 2001 we took direct control of all aspects of the design, manufacturing and sale of Ralph Lauren Home crystal, glass and ceramic tableware, dinnerware and giftware, as well as new lines of lighting, window and bath hardware and decorative accessories.


     We perform a broader range of services for our Ralph Lauren Home licensing partners, as compared to our other licensing partners, including marketing and sales. As a result, we receive a higher royalty rate from our Ralph Lauren Home collection licensing partners, typically ranging from 15% to 20%. Our Ralph Lauren Home licensing alliances generally have three to five year terms and often grant the licensee conditional renewal options. The services we perform are:


     - sales

     - marketing

     - operating showrooms

     - incurring advertising expenses

     Ralph Lauren Home products are positioned at the upper tiers of their respective markets and are offered at a range of price levels. These are generally distributed through several channels of distribution, including:

     - department stores

     - specialty home furnishings stores

     - interior design showrooms

     - customer direct mail catalogs

     - home centers

     - the Internet

     As with our other products, our use of shop-within-shops is central to our distribution strategy. Certain licensing partners, including those selling furniture, wall coverings, blankets, bed pillows, tabletop, flatware, home fragrance and paint, also sell their products directly through their own staffs to reach additional customer markets.

     The Ralph Lauren Home products offered by us and our domestic licensing partners are:

CATEGORY                     PRODUCT                      LICENSING PARTNER
--------                     -------                      -----------------
Bedding and Bath  Sheets, bedding accessories,   WestPoint Stevens, Inc.
                  towels and shower curtains,
                  blankets, down comforters and
                  other decorative bedding
                  accessories
                  Bath rugs                      Lacey Mills Inc.
Home Decor        Fabric and wallpaper           Folia
                  Furniture                      Henredon Furniture Industries, Inc.
                  Table linens, placemats,       Reed and Barton Corporation Town &
                  tablecloths, napkins           Country Linen Corp.
Home Improvement  Interior paints, and paint     ICI/Sherman Williams
                  applications
                  Broadloom carpets and area     Mohawk Carpet Corporation
                  rugs

     Based on aggregate licensing revenue paid to us during fiscal 2001, our two most significant Ralph Lauren Home licensing partners are:

     - WestPoint Stevens, Inc., and

     - Henredon Furniture Industries, Inc.

WestPoint Stevens, Inc. accounted for approximately 52.0% of Ralph Lauren Home licensing revenue in fiscal 2001.

     INTERNATIONAL LICENSING ALLIANCES

     We believe that international markets offer additional opportunities for our quintessential American designs and lifestyle image. We are committed to the global development of our businesses. International expansion opportunities may include:

     - the roll out of new products and brands following their launch in the U.S.,

     - the introduction of additional product lines,

     - the entrance into new international markets, and

     - the addition of Ralph Lauren or Polo Ralph Lauren stores in these markets.

     We work with our eight international licensing partners to facilitate this international expansion. International licensing partners also operate stores, which at December 29, 2001, included 56 Polo Ralph Lauren stores, four Polo Sport stores, 16 Polo Jeans Co. stores, 11 Polo outlet stores and six Ralph Lauren stores.

     In fiscal 2000, we added five new Polo Ralph Lauren stores in international markets through our licensing alliances, including two in Australia, and one in each of Hong Kong, Mexico and Japan.

     Our international licensing partners acquire the right to source, produce, market and/or sell some or all of our products in a given geographical area. Economic arrangements are similar to those of our domestic product licensing partners. We design licensed products either alone or in collaboration with our domestic licensing partners. Domestic licensees generally provide international licensing partners with product or patterns, piece goods, manufacturing locations and other information and assistance necessary to achieve product uniformity, for which they are often compensated.

     Our most significant international licensing partnerships by royalties for the nine month period ended December 29, 2001 and in fiscal 2001 were:

     - Seibu Department Stores, Ltd. (which oversees distribution of virtually all of our products in Japan), and

     - L'Oreal S.A. (which distributes fragrances and toiletries outside of the United States).

     Our ability to maintain and increase royalties under foreign licenses is dependent upon certain factors not within our control, including:

     - fluctuating currency rates,

     - currency controls,

     - withholding requirements levied on royalty payments,

     - governmental restrictions on royalty rates,

     - political instability, and

     - local market conditions.

See "Risk Factors -- Risks Related to Our Business -- Our business is exposed to domestic and foreign currency fluctuations" and "Risk Factors -- Risks Related to Our Business -- Our business is subject to risks associated with importing products".

DESIGN

     Our products reflect a timeless and innovative American style associated with and defined by Polo and Ralph Lauren. Our consistent emphasis on innovative and distinctive design has been an important contributor to the prominence, strength and reputation of the Polo Ralph Lauren brands.

     We form design teams around our brands and product categories to develop concepts, themes and products for each of our businesses. These teams work in close collaboration with merchandising, sales and production staff and licensing partners in order to gain market and other input.

     All Polo Ralph Lauren products are designed by, or under the direction of, Ralph Lauren and our design staff, which is divided into five departments:

     - Menswear

     - Womenswear

     - Children's

     - Accessories

     - Home

     Club Monaco's design staff is located in New York and is divided into three teams:

     - Menswear

     - Womenswear

     - Home

     We operate a research and development facility in Greensboro, North Carolina, a testing lab in Singapore and pattern rooms in New York, New Jersey and Singapore.

MARKETING

     Our marketing program communicates the themes and images of the Polo Ralph Lauren brands and is an integral feature of our product offering. Worldwide marketing is managed on a centralized basis through our advertising and public relations departments in order to ensure consistency of presentation.

     We create the distinctive image advertising for all our Polo Ralph Lauren products, conveying the particular message of each brand within the context of our core themes. Advertisements generally portray a lifestyle rather than a specific item and often include a variety of Polo Ralph Lauren products offered by both ourselves and our licensing partners. Our primary advertising medium is print, with multiple page advertisements appearing regularly in a range of fashion, lifestyle and general interest magazines. Major print advertising campaigns are conducted during the fall and spring retail seasons with additions throughout the year to coincide with product deliveries. In addition to print, some product categories utilize television and outdoor media in their marketing programs. RL Media has run television commercials to promote Polo.com. We believe the commercials developed brand awareness and provided traffic to our many businesses.


     Our licensing partners typically spend between two and four percent of their sales of our products for advertising. We directly coordinate advertising placement for domestic product licensing partners. Together with our licensing partners we collectively spent more than $192.0 million worldwide to advertise and promote Polo Ralph Lauren products in the nine month period ended December 29, 2001 and over $222 million in fiscal 2001.

     We conduct a variety of public relations activities. Each of our spring and fall womenswear collections are presented at major fashion shows in New York, which typically generate extensive domestic and international media coverage. We introduce each of the spring and fall menswear collections at presentations organized for the fashion press. In addition, we organize in-store appearances by our models and sponsors, professional golfers, snowboarders, triathletes and sports teams.

SOURCING, PRODUCTION AND QUALITY


     Over 330 different manufacturers worldwide produce our apparel products. We source finished products and piece goods. Piece goods include fabric, buttons and similar raw materials. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and are sourced primarily with respect to our collection brands. We contract for the manufacture of our products and do not own or operate any production facilities of our own. As part of our efforts to reduce costs and enhance the efficiency of our sourcing process, we have shifted a substantial portion of our sourcing to foreign suppliers. Approximately 95.0%, by dollar volume, of our products were produced in Hong Kong, Canada and other foreign countries in the nine month period ended December 29, 2001 and 76%, by dollar volume, in fiscal 2001. See "Risk
Factors -- Risks Related to Our Business -- Our business is subject to risks associated with importing products".


     Two manufacturers engaged by us each accounted for approximately 11% and 10.6% of our total production during the nine month period ended December 29, 2001 and approximately 12% and 11% in fiscal 2001. The primary production facilities of these two manufacturers are located in Hong Kong. Two other manufacturers each accounted for approximately 7.4% and 4.9% of our total production in the nine month period ended December 29, 2001 and 6.0% each in fiscal 2001.

     Production is divided broadly into two segments:

     - FOB Purchasing -- purchases of finished products, where the supplier is responsible for the purchasing and carrying of raw materials, and

     - CMT Purchasing -- cut, make and trim, purchasing, where we are responsible for purchasing and moving raw materials to finished product assemblers located around the world.

     We must commit to manufacture the majority of our garments before we receive customer orders. We also must commit to purchase fabric from mills well in advance of our sales. If we overestimate the demand for a particular product which we cannot sell to our primary customers, we may use the excess for distribution in our outlet stores or sell the product through secondary distribution channels. If we overestimate the need for a particular fabric or yarn, that fabric or yarn can be used in garments made for subsequent seasons or made into past season's styles for distribution in our outlet stores.

     We have been working closely with suppliers in recent years to reduce lead times to maximize fulfillment (e.g., shipment) of orders and to permit re-orders of successful programs. In particular, we have increased the number of deliveries within certain brands each season so that merchandise is kept fresh at the retail level.


     Suppliers operate under the close supervision of our product management department in the United States. In the Far East, our suppliers are supervised by our wholly owned subsidiary, which performs buying agent functions for us and third parties. All garments are produced according to our specifications. Production and quality control staff in the United States and in the Far East monitor manufacturing at supplier facilities in order to correct problems prior to shipment of the final product. Procedures have been implemented under our vendor certification program, so that quality assurance is focused upon as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption.


     We retain independent buying agents in Europe and South America to assist us in selecting and overseeing independent third-party manufacturers, sourcing fabric and other products and materials, monitoring quota and other trade regulations, as well as performing some quality control functions.

COMPETITION


     Competition is strong in the segments of the fashion and consumer product industries in which we operate. We compete with numerous designers and manufacturers of apparel and accessories, fragrances and home furnishing products, domestic and foreign, including Liz Claiborne, Inc., Nautica Enterprises, Inc., Jones Apparel Group, Inc., Tommy Hilfiger corporation Calvin Klein, Inc. and Giorgio Armani Spa in the branded apparel market sector, and Gucci Group N.V. and LVMH Moet Hennessy Louis Vuitton. Some of our competitors may be significantly larger and have substantially greater resources than us. We compete primarily on the basis of fashion, quality, and service, which depend on our ability to:


     - shape and stimulate consumer tastes and preferences by producing innovative, attractive and exciting products, brands and marketing,

     - anticipate and respond to changing consumer demands in a timely manner,

     - maintain favorable brand recognition,

     - develop and produce high quality products that appeal to consumers,

     - appropriately price our products,

     - provide strong and effective marketing support,

     - ensure product availability, and

     - obtain sufficient retail floor space and effectively present our products at retail.

     See "Risk Factors -- Risks Relating to the Industry in Which we Compete -- We face intense competition in the worldwide apparel industry".

DISTRIBUTION

     To facilitate distribution, men's products are shipped from manufacturers to our distribution center in Greensboro, North Carolina for inspection, sorting, packing and shipment to retail customers. Our distribution/customer service facility is designed to allow for high density cube storage, and utilizes bar code technology to provide inventory management and carton controls. Product traffic management is coordinated from this facility. During fiscal 2001, distribution of our women's product was provided by a "pick and pack" facility under a warehousing distribution agreement with an unaffiliated third party. This agreement provides that the warehouse distributor will perform storage, quality control and shipping services for us. In return, we must pay the warehouse distributor a per unit rate and special processing charges for services such as ticketing, bagging and steaming. The initial term of this agreement was through December 1, 2001 and has been renewed.

     Outlet store distribution and warehousing is principally handled through the Greensboro distribution center. Our full-price store distribution is provided by the facility in Greensboro, North Carolina and a facility in New Jersey which services our stores in New York City and East Hampton, New York. During fiscal 2001, we completed a significant expansion of our Greensboro facility to handle increased volume and reduce reliance upon satellite facilities.

     Club Monaco utilizes third party distribution facilities in Mississauga, Ontario and Los Angeles, California. Our licensing partners are responsible for the distribution of licensed products.

     We continually evaluate the adequacy of our warehousing and distribution facilities.

MANAGEMENT INFORMATION SYSTEM


     We design our management information systems to make the marketing, manufacturing, importing and distribution functions of our business operate more efficient by providing, among other things:


     - comprehensive order processing,

     - production information,

     - accounting information, and

     - management information, for the marketing, manufacturing, importing and distribution functions of our business.

     We have installed sophisticated point-of-sale registers in our stores and outlet stores that enable us to track inventory from store receipt to final sale on a real-time basis. We believe our merchandising and financial system, coupled with our point-of-sale registers and software programs, allow for rapid stock replenishment, concise merchandise planning and real-time inventory accounting practices.

     We also utilize an electronic data interchange, or EDI, system to facilitate the processing of replenishment and fashion orders from our wholesale customers, the movement of goods through distribution channels, and the collection of information for planning and forecasting. We have EDI relationships with customers who represent a significant majority of our wholesale business, and we are working to expand our EDI capabilities to include most of our suppliers.

CREDIT CONTROL

     We manage our own credit and collection functions. We sell our merchandise primarily to major department stores across the United States and extend credit based on an evaluation of the customer's financial condition, usually without requiring collateral. We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We do not factor our accounts receivables or maintain credit insurance to manage the risks of bad debts. Our bad debt write-offs were $0.6 million in the nine month period ended December 29,

2001, and less than one percent of net revenues for fiscal 2001. See "Risk Factors -- Risks Related to Our Business -- Our business could be negatively impacted by the financial stability of our customers".

BACKLOG

     We generally receive wholesale orders for apparel products approximately three to five months prior to the time the products are delivered to stores. All such orders are subject to cancellation for late delivery. As of December 29, 2001, our spring and summer backlog was $280.2 million for spring and $145.2 million for summer, as compared to $290.0 million for spring and $168.5 million for summer at December 30, 2000. Our backlog depends upon a number of factors, including the timing of the market weeks for our particular lines, during which a significant percentage of our orders are received, and the timing of shipments. As a consequence, a comparison of backlog from period to period is not necessarily meaningful and may not be indicative of eventual shipments. Aside from the above factors, the backlog for spring and summer 2002 was less than the backlog for the same periods of 2001, primarily due to the discontinuance of the women's Polo Sport line, effective summer 2002, and the elimination of the men's Lauren collection for all items other than ties, partially offset by an overall increase in orders in Europe.

TRADEMARKS

     We own the "Polo", "Ralph Lauren" and the famous polo player astride a horse trademarks in the United States. Other trademarks we own include, among others:

     - "Chaps"

     - "Polo Sport"

     - "Lauren/Ralph Lauren"

     - "RALPH"

     - "RRL"

     - "Club Monaco"

     - various trademarks pertaining to fragrances and cosmetics

     In acquiring the "RRL" trademarks, we agreed to allow Mr. Lauren to retain the royalty-free right to use as trademarks "Ralph Lauren," "Double RL" and "RRL" in perpetuity in connection with, among other things, beef and living animals. The trademarks "Double RL" and "RRL" are currently used by the Double RL Company, an entity wholly owned by Mr. Lauren. In addition, Mr. Lauren has the right to engage in personal projects involving film or theatrical productions (not including or relating to our business) through RRL Productions, Inc., a company wholly owned by Mr. Lauren.


     Our trademarks are the subjects of registrations and pending applications throughout the world for use on a variety of items of apparel, apparel-related products, home furnishings and beauty products, as well as in connection with retail services, and we continue to expand our worldwide usage and registration of related trademarks. In general, trademarks remain valid and enforceable as long as the marks are used in connection with the products and services and the required registration renewals are filed. We regard the license to use the trademarks and our other proprietary rights in and to the trademarks as valuable assets in marketing our products and, on a worldwide basis, vigorously seek to protect them against infringement. See "-- Legal Proceedings". As a result of the appeal of our trademarks, our products have been the object of counterfeiting. We have a broad enforcement program which has been generally effective in controlling the sale of counterfeit products in the United States and in major markets abroad.


     In markets outside of the United States, our rights to some or all of our trademarks may not be clearly established. In the course of our international expansion, we have experienced conflicts with various third parties which have acquired ownership rights in certain trademarks, including "Polo" and/or a representation of a polo player astride a horse, which would have impeded our use and registration of our principal trademarks. While such conflicts are common and may arise again from time to time as we continue our international expansion, we have successfully resolved such conflicts in the past through both legal action and negotiated settlements with third-party owners of the conflicting markets. See "Risk Factors -- Risks Related to Our
Business -- Our trademarks and other intellectual property rights may not be adequately protected outside the United States."

     Two agreements by which we resolved conflicts with third-party owners of other trademarks currently impose restrictions or monetary obligations on us. In one, we reached an agreement with a third party which owned competing registrations in numerous European and South American countries for the trademark "Polo" and a symbol of a polo player astride a horse. By virtue of the agreement, we have acquired that third party's portfolio of trademark registrations in exchange for the payment of our royalties in Central America and South America and parts of the Caribbean solely in respect of our use of trademarks which include "Polo" and the polo player symbol, and not, for example, "Ralph Lauren" alone, "Lauren/Ralph Lauren", "RRL", and others. This obligation to share royalties with respect to Central and South America and parts of the Caribbean expires in 2013, but we also have the right to terminate this obligation at any time by paying $3.0 million.

     The second agreement was reached with a third party which owned conflicting registrations of the trademarks "Polo" and a polo player astride a horse in the United Kingdom, Hong Kong and South Africa. Under the agreement, the third party retains the right to use the "Polo" and polo player symbol marks in South Africa and all other countries that comprise Sub-Saharan Africa, and we agreed to restrict use of those Polo marks in those countries to fragrances and cosmetics solely as part of the composite trademark "Ralph Lauren" and the polo player symbol, as to which our use is unlimited, and to the use of the polo player symbol mark on women's and girls' apparel and accessories and women's and girl's handkerchiefs. By agreeing to those restrictions, we secured the unlimited right to use our trademarks in the United Kingdom and Hong Kong without payment of any kind, and the third party is prohibited from distributing products under those trademarks in those countries.

GOVERNMENT REGULATION

     Our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the "Multifiber Agreement," or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. Our imported products are also subject to U.S. customs duties which comprise a material portion of the cost of the merchandise. See "Risk
Factors -- Risks Related To Our Business -- Our business is subject to risks associated with importing products".


     Apparel products are subject to regulation by the Federal Trade Commission in the United States. Regulations relate principally to the labeling of our products. We believe that we are in substantial compliance with these regulations, as well as applicable federal, state, local, and foreign rules and regulations governing the discharge of materials hazardous to the environment. We do not estimate any significant capital expenditures for environmental control matters either in the current year or expected in the near future. Our licensed products and licensing partners are also subject to regulation. Our agreements require our licensing partners to operate in compliance with all laws and regulations, and we are not aware of any violations which could reasonably be expected to have a material adverse effect on our business.


     Although we have not in the past suffered any material inhibition from doing business in desirable markets in the past, we cannot assure you that significant impediments will not arise in the future as we expand product offerings and additional trademarks to new markets.

EMPLOYEES

     As of December 29, 2001, we had approximately 9,900 employees, consisting of approximately 7,500 in the United States and approximately 2,400 in foreign countries.

Approximately 33 of our United States production and distribution employees in the womenswear business are members of the Union of Needletrades, Industrial & Textile Employees under an industry association collective bargaining agreement, which our womenswear subsidiary has adopted. We consider our relations with both our union and non-union employees to be good.

PROPERTIES


     We do not own any real property except for our distribution facility in Greensboro, North Carolina, and a parcel of land adjacent to the facility, and a Polo Ralph Lauren store in Southhampton, New York. Certain information concerning our principal facilities in excess of 100,000 rentable square feet and of our existing retail stores of 20,000 rentable square feet or more, all of which are leased, is as follows:


                                                                      APPROXIMATE     CURRENT LEASE
            LOCATION                              USE                   SQ. FT.      TERM EXPIRATION
            --------                              ---                 -----------    ---------------
650 Madison Avenue, NYC            Executive, corporate office and      206,000     December 31, 2009
                                   design studio, Polo Brand
                                   showrooms
Lyndhurst, N.J.                    Corporate and retail                 162,000     February 28, 2008
                                   administrative offices
750 North Michigan Avenue,         Direct retail and restaurant          36,000     November 15, 2017
Chicago, IL
867 Madison Avenue, NYC            Direct retail                         27,000     December 31, 2004
1-5 New Bond Street, London        Direct retail and corporate and       29,000     July 4, 2021
                                   retail administrative offices
1950 Northern Boulevard,           Direct retail                         27,000     January 31, 2009
Manhasset, NY
1970 Northern Boulevard,           Direct retail                         21,000     September 30,
Manhasset, NY                                                                       2011
160 Fifth Avenue, NYC              Direct retail                         27,080     July 31, 2009
2604 Sawgrass Mills                Direct retail                         20,000     August 31, 2005
Circle, Sawgrass, FL
777 Saint Catherine Street West    Direct retail                         20,969     January 31, 2016
Montreal, P.Q.

     Prior to its expiration, we expect to renew our lease at 867 Madison Avenue for an additional 10 years. The leases for our non-retail facilities (approximately 56 in all) provide for aggregate annual rentals of approximately $20.9 million in fiscal 2001. We anticipate that we will be able to extend those leases which expire in the near future on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms.

     As of December 29, 2001, we operated 39 Polo Ralph Lauren stores, 95 Polo Ralph Lauren outlet stores, 24 Polo Jeans Co. outlet stores and 54 Club Monaco full price stores, 10 Club Monaco outlet stores and 12 European outlet stores on leased premises. Aggregate annual rentals for retail space in fiscal 2001 totaled approximately $54.6 million and are estimated to be $68.8 million in fiscal 2002. We anticipate that we will be able to extend those leases which expire in the near future on satisfactory terms, or relocate to more desirable locations.

LEGAL PROCEEDINGS

     In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based companies that source apparel garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based factories. The actions assert that the Saipan factories engage in unlawful practices relating to the recruitment and employment of foreign workers, and that the apparel companies, by virtue of their alleged relationships with the factories, have violated various Federal and state laws.

     One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleges unfair competition and false advertising and seeks equitable relief, unspecified amounts for restitution and disgorgement of profits, interest and an award of attorneys' fees. The second, filed in Federal court for the Central District of California and subsequently transferred first to the United States District Court for the District of Hawaii and then to the United States District Court in Saipan, was brought on behalf of a purported class consisting of the Saipan factory workers. It alleges claims under the Federal civil RICO statute, Federal peonage and involuntary servitude laws, the Alien Tort Claims Act, and state tort law, and seeks equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorney's fees.

     Although we were not named as a defendant in these suits, we source products in Saipan, and counsel for the plaintiffs in these actions informed us that we are a potential defendant in these or similar actions. Together with some other potential defendants, we entered into an agreement to settle any claims for nonmaterial consideration. The settlement agreement is subject to court approval.

     As part of the settlement, we were named as a defendant, along with certain other apparel companies, in a State Court action in California styled Union of Needletrades Industrial and Textile Employees, et al. v. Brylane, L.P., et al., in the San Francisco County Superior Court, and in a Federal Court action styled Doe I. et al. v. Brylane, L.P., et al. in the United States District Court for the District of Hawaii, that mirrors portions of the larger State and Federal Court actions but does not include RICO and certain of the other claims alleged in those actions. The California action was subsequently dismissed as part of the settlement, and the federal court action was transferred to the United States District Court in Saipan. The newly filed federal action against us is expected to remain inactive unless settlement is not finally approved by the Federal Court. The federal court in Saipan held a preliminary approval hearing on the settlement on February 23, 2002, and reserved decision. Some of the non-settling defendants opposed the settlement. We have denied any liability and are not at this preliminary stage in a position to evaluate the likelihood of a favorable or unfavorable outcome if the settlement is not approved and litigation proceeds against us.

     On October 1, 1999, we filed a lawsuit against the United States Polo Association Inc., Jordache, Ltd. and certain other entities affiliated with them, alleging that the defendants were infringing on our famous trademarks. This lawsuit continues to proceed as both sides are awaiting the court's decision on various motions. In connection with this lawsuit, on July 19, 2001, the United States Polo Association and Jordache filed a lawsuit against us in the United States District Court for the Southern District of New York. This suit, which is effectively a counterclaim by them in connection with the original trademark action, asserts claims related to our actions in connection with our pursuit of claims against the United States Polo Association and Jordache for trademark infringement and other unlawful conduct. Their claims stem from our contacts with the United States Polo Association's and Jordache's retailers in which we informed these retailers of our position in the original trademark action. The United States Polo Association and Jordache seek $50 million in compensatory damages and $50 million in punitive damages from us. This new suit has been consolidated with the original trademark action for purposes of discovery and trial. We believe that the United States Polo Association's and Jordache's claims are substantially without merit and intend to pursue our claims and defend against those of the United States Polo Association and Jordache vigorously.

     We are otherwise involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. We believe that the resolution of any matter currently pending will not have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth information with respect to our directors and executive officers as of March 29, 2002.

NAME                                        AGE                        POSITION
----                                        ---                        --------
Ralph Lauren..............................  62    Chairman, Chief Executive Officer and Director
F. Lance Isham............................  56    Vice Chairman and Director
Roger N. Farah............................  49    President, Chief Operating Officer and Director
Richard A. Friedman.......................  44    Director
Frank A. Bennack, Jr......................  69    Director
Joel L. Fleishman.........................  67    Director
Arnold H. Aronson.........................  67    Director
Terry S. Semel............................  59    Director
Judith A. McHale..........................  54    Director
Dr. Joyce F. Brown........................  54    Director
Gerald M. Chaney..........................  55    Senior Vice President of Finance and Chief
                                                  Financial Officer
Mitchell A. Kosh..........................  51    Senior Vice President, Human Resources
Douglas L. Williams.......................  36    Corporate Group President

     RALPH LAUREN has been a director since prior to our initial public offering and was a member of the advisory board of our predecessors since their organization. Mr. Lauren is our Chairman and Chief Executive Officer. He founded Polo in 1968 and has provided leadership in the design, marketing, advertising and operational areas since that time.

     F. LANCE ISHAM has been Vice Chairman and a director since April 2000. He was our President from November 1998 to April 2000, prior to which he served as Group President of our menswear operations. Mr. Isham joined us in 1982, and has held a variety of sales positions with us including Executive Vice President of Sales and Merchandising.

     ROGER N. FARAH has been our President, Chief Operating Officer and a director since April 2000. Mr. Farah was Chairman of the Board of Venator Group, Inc. from December 1994 until April 2000 and was Chief Executive Officer of Venator Group, Inc. from December 1994 until August 1999. Mr. Farah served as President and Chief Operating Officer of R.H. Macy & Co., Inc. from July 1994 to October 1994. He also served as Chairman and Chief Executive Officer of Federated Merchandising Services, the central buying and product development arm of Federated Department Stores, Inc. from June 1991 to July 1994.

     RICHARD A. FRIEDMAN has been a director since prior to our initial public offering and was a member of the advisory board of our predecessors since 1994. Mr. Friedman is also a Managing Director of Goldman, Sachs & Co., and head of the Principal Investment Area. He joined Goldman, Sachs & Co. in 1981. Mr. Friedman is a member of the Board of Directors of AMF Bowling, Inc. and Carmike Cinemas Inc.

     FRANK A. BENNACK, JR. has been a director since January 1998. Mr. Bennack has been the President and Chief Executive Officer of The Hearst Corporation since 1979 and expects to retire from these positions in May 2002 and assume the position of Vice Chairman of the Executive Committee of the Board of Directors of the Hearst Corporation. He is also a member of the Board of Directors of The Hearst Corporation, Hearst-Argyle Television, Inc., Wyeth (f/k/a American Home Products Corporation) and J.P. Morgan Chase & Co.

     DR. JOYCE F. BROWN has been a director since May 2001. Dr. Brown has been the President of the Fashion Institute of Technology, or "FIT", since 1998. She was a Professor of Clinical Psychology at the Graduate School and University Center of the City University of New York from 1994 to 1998. Dr. Brown is also a member of the Board of Directors of the United States Enrichment Corp.

     JOEL L. FLEISHMAN has been a director since January 1999. Mr. Fleishman has been a Professor of Law and Public Policy, Terry Sanford Institute of Public Policy at Duke University since 1971 and the Director of the Samuel and Ronnie Heyman Center for Ethics, Public Policy and the Professions at Duke University since 1987. Mr. Fleishman is also a member of the Board of Directors of Boston Scientific Corporation.

     JUDITH A. MCHALE has been a director since February 2001. Ms. McHale has been President and Chief Operating Officer of Discovery Communications, Inc., parent company of cable television's Discovery channel, since 1995. From 1989 to 1995 she served as Executive Vice President and General Counsel for Discovery Communications. Ms. McHale is also a member of the Board of Directors of the John Hancock Financial Services, Inc. and the Potomac Electric Company.

     ARNOLD H. ARONSON has been a director since November 2001, and provides consulting services to us with respect to the Ralph Lauren Home collection. Mr. Aronson has been a senior advisor at Kurt Salmon Associates, a global management consulting firm specializing in services to retail and consumer products companies since 1997, after becoming a partner at the consulting firm of Levy-Kerson-Aronson in 1994. He served as chairman and chief executive officer of Woodward & Lothrop/John Wanamaker from 1989 to 1994. Prior to that, Mr. Aronson was chairman and chief executive officer of the Batus Retail Group, then the parent entity of Saks Fifth Avenue, Marshall Fields, Kohls, Gimbels, Ivey's, Frederick & Nelson, Crescent and Breuners. From 1979 to 1983 Mr. Aronson served as chairman and chief executive officer of Saks Fifth Avenue. Prior to that, Mr. Aronson also served as chairman and chief executive officer of Bullock's, now Macy's West, a division of Federated Department Stores. Mr. Aronson currently also serves as chairman of the Board of Governors of the Parson School of Design and as vice chairman of the Board of Trustees at New School University.

     TERRY S. SEMEL has been a director since September 1997. Mr. Semel has been Chairman and Chief Executive Officer of Yahoo! Inc. since May 2001. He was Chairman of Windsor Media, Inc., Los Angeles, a diversified media company, from October 1999 to April 2001. Mr. Semel was Chairman of the Board and Co-Chief Executive Officer of the Warner Bros. division of Time Warner Entertainment LP, Los Angeles, from March 1994 until October 1999 and of Warner Music Group, Los Angeles, from November 1995 until October 1999. For more than ten years prior to that he was President of Warner Brothers or its predecessor, Warner Bros. Inc. Mr. Semel is also a member of the Board of Directors of Revlon, Inc. and Yahoo! Inc.

     GERALD M. CHANEY has been our Senior Vice President of Finance and Chief Financial Officer since November 2000. Mr. Chaney was Vice President of Finance and Chief Financial Officer of Kellwood Company, a publicly held apparel manufacturing, marketer and merchandiser, from December 1998 to November 2000. From April to December 1998, Mr. Chaney was Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Petrie Retail, Inc.

     MITCHELL A. KOSH has been our Senior Vice President of Human Resources since July 2000. Mr. Kosh was Senior Vice President and Chief Human Resources Officer of Conseco, an insurance and financial services company in Carmel, Indiana, from February 2000 to July 2000. Prior to that he was with the Venator Group, Inc. where since 1996 he held executive human resource positions including serving as Senior Vice President of Human Resources for Foot Locker Worldwide.

     DOUGLAS L. WILLIAMS has been our Corporate Group President since February 2001. From April 2000 to February 2001, Mr. Williams was corporate Group President, Global Business Development. Mr. Williams began his career with us in 1988 as a retail analyst. He has held various sales and merchandising positions with us, including Vice President of men's sales from 1993 to 1997 and Senior Vice President of men's sales from 1997 to 1998. Mr. Williams was promoted to Divisional President of product licensing in 1998 and in 1999 was further promoted to President of global licensing and new business development.

     Each executive officer serves a one-year term ending at the next annual meeting of our board of directors, subject to his or her applicable employment agreement and his or her earlier death, resignation or removal.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     GS Capital Partners, L.P., Stone Street Fund 1994, L.P. and Bridge Street Fund 1994, L.P. are the selling stockholders in this offering. Goldman, Sachs & Co., and The Goldman Sachs Group, Inc. may be deemed to own beneficially and indirectly the 22,720,979 shares of Class A common stock, including the shares of Class A common stock issuable upon the conversion of Class C common stock, beneficially owned by GS Capital Partners, Stone Street Fund and Bridge Street Fund because affiliates of Goldman, Sachs & Co. are the general partner or the managing general partner of GS Capital Partners, Stone Street Fund and Bridge Street Fund. GS Capital Partners, Stone Street Fund and Bridge Street Fund will convert the shares of Class C common stock into an equivalent number of shares of Class A common stock immediately prior to the offering.


     The following table sets forth certain information as of March 28, 2002 as to the number of shares of common stock beneficially owned and the percentage of outstanding shares held by


     - each person known by us to own beneficially more than 5% of our Class A common stock,

     - each person who is a named executive officer and director of our company, and

     - all persons as a group who are directors and executive officers of our company.

     Unless otherwise indicated, each such beneficial owner holds the sole voting and investment power with respect its shares of common stock. All outstanding shares of our Class B common stock are held of record by the members of the Lauren family and all outstanding shares of our Class C common stock are held by the GS Group, referred to below.

                          SHARES OF CLASS A COMMON STOCK
                            OWNED BEFORE AND AFTER THE                                        CLASS C COMMON STOCK
                                  OFFERING(1)(2)                                   -------------------------------------------
                       ------------------------------------
                                                               NUMBER OF SHARES      NUMBER         NUMBER OF       NUMBER OF
                                   PERCENTAGE    PERCENTAGE       OF CLASS B       OF SHARES    SHARES TO BE SOLD     SHARES
                                    OF CLASS      OF CLASS       COMMON STOCK        OWNED       IN THE OFFERING      OWNED
NAME OF OWNER           NUMBER     BEFORE THE    AFTER THE     OWNED BEFORE AND    BEFORE THE      AS CLASS A       AFTER THE
BENEFICIAL             OF SHARES    OFFERING      OFFERING    AFTER THE OFFERING    OFFERING      COMMON STOCK       OFFERING
-------------          ---------   ----------    ----------   ------------------   ----------   -----------------   ---------
Ralph Lauren(3)......  1,000,000       3.2%          2.3%         43,280,021               --              --               --
The Goldman Sachs
 Group, Inc.(4)......        --         --            --                  --       22,720,979      11,000,000       11,720,979
F. Lance Isham(5)....   383,410        1.2             *                  --               --              --               --
Roger N. Farah(6)....   234,967          *             *                  --               --              --               --
Richard A.
 Friedman(7).........        --          *             *                  --               --              --               --
Frank A. Bennack,
 Jr.(8)..............    14,000          *             *                  --               --              --               --
Dr. Joyce F.
 Brown(8)............        --         --            --                  --               --              --               --
Joel L.
 Fleishman(8)........    11,000          *             *                  --               --              --               --
Mitchell A.
 Kosh(9).............        --         --            --                  --               --              --               --
Judith A. McHale(8)..        --         --            --                  --               --              --               --
Arnold H.
 Aronson(8)..........       500          *             *                  --               --              --               --
Terry S. Semel(8)....    22,000          *             *                  --               --              --               --
Douglas L.
 Williams(10)........   191,386          *             *                  --               --              --               --
Baron Capital Group,
 Inc.(11)............  9,222,525      28.6          21.3                  --               --              --               --
FMR Corp.(12)........  3,450,050      10.7           8.0                  --               --              --               --
Chilton Investment
 Company(12).........  1,617,700       5.0           3.7                  --               --              --               --
All Directors and
 Executive Officers
 as a group (12
 persons)(3)
 (5)(6)(7)(8)
 (9)(10)(14).........  1,818,043       5.6           4.2          43,280,021               --              --               --


                         TOTAL COMMON STOCK
                            VOTING POWER
                          (OF ALL CLASSES)
                            PERCENTAGE:
                       ----------------------
NAME OF OWNER          BEFORE THE   AFTER THE
BENEFICIAL              OFFERING    OFFERING
-------------          ----------   ---------
Ralph Lauren(3)......     88.9%       88.9%
The Goldman Sachs
 Group, Inc.(4)......      4.7         2.4
F. Lance Isham(5)....        *           *
Roger N. Farah(6)....        *           *
Richard A.
 Friedman(7).........        *           *
Frank A. Bennack,
 Jr.(8)..............        *           *
Dr. Joyce F.
 Brown(8)............       --          --
Joel L.
 Fleishman(8)........        *           *
Mitchell A.
 Kosh(9).............       --          --
Judith A. McHale(8)..       --          --
Arnold H.
 Aronson(8)..........        *           *
Terry S. Semel(8)....        *           *
Douglas L.
 Williams(10)........        *           *
Baron Capital Group,
 Inc.(11)............      1.9         1.9
FMR Corp.(12)........        *           *
Chilton Investment
 Company(12).........        *           *
All Directors and
 Executive Officers
 as a group (12
 persons)(3)
 (5)(6)(7)(8)
 (9)(10)(14).........     89.1        89.1

---------------
  *  Less than 1%.


 (1) The SEC has defined the term "beneficial ownership" to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any security within 60 days. The percentage of shares of Class A common stock owned prior to the offering is based on 32,226,933 shares of Class A common stock outstanding as of March 28, 2002, together with Class A common stock issuable with respect to options and warrants held by the person whose percentage of ownership is being calculated which are presently exercisable or exercisable within 60 days.


 (2) Each share of Class B common stock and Class C common stock is convertible at the option of the holder into one share of Class A common stock. Each share of Class B common stock will be automatically converted into a share of Class A common stock upon transfer to a person who is not a member of the Lauren family. Each share of Class C common stock will be automatically converted into a share of Class A common stock upon transfer to a person who is not a member of the GS Group or, until April 15, 2002, any successor thereof. The number of shares of Class A common stock and percentages contained under this heading do not account for such conversion rights or the exercise of the underwriters' over-allotment option.

 (3) Includes vested options representing the right to acquire 1,000,000 shares of Class A common stock. Does not include 500,000 unvested options. Includes 1,557,503 shares of Class B common stock owned by RL Family, L.P., a partnership of which Mr. Lauren is the sole general partner, and 12,915,388 shares of Class B common stock owned by RL Holding, L.P., a partnership controlled by RL Holding Group, Inc., a corporation wholly owned by Mr. Lauren. The 12,915,388 shares of Class B common stock constitute 29.8% of the total number of outstanding shares of Class B common stock. The address of Mr. Lauren is 650 Madison Avenue, New York, New York 10022.

 (4) According to the Schedule 13D filed on July 7, 2000 and additional information subsequently obtained by us: (i) GS Capital Partners, L.P. ("GS Capital Partners") may be deemed to own beneficially and directly, and its general partner, GS Advisors, L.L.C., may be deemed to own beneficially and indirectly, 21,458,715 shares of Class A common stock (including shares issuable upon the conversion of Class C common stock); (ii) Stone Street Fund 1994, L.P. ("Stone Street Fund") may be deemed to own beneficially and directly 616,607 shares of Class A common stock (including shares issuable upon the conversion of Class C common stock); (iii) Bridge Street Fund 1994, L.P. ("Bridge Street Fund") may be deemed to own beneficially and directly 645,657 shares of Class A common stock (including shares issuable upon the conversion of Class C common stock); (iv) Stone Street 1994, L.L.C., as the general partner of Stone Street Fund and the managing general partner of Bridge Street Fund, may be deemed to own beneficially and indirectly the 1,262,264 shares of Class A common stock (including shares issuable upon the conversion of Class C common stock) beneficially owned by Stone Street Fund and Bridge Street Fund; and (v) Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. ("GS Inc.") may be deemed to own beneficially and indirectly the 22,720,979 shares of Class A common stock (including shares issuable upon the conversion of Class C common stock) beneficially owned by GS Capital Partners, Stone Street Fund and Bridge Street Fund because affiliates of Goldman, Sachs & Co. and GS Inc. are the general partner or the managing general partner of GS Capital Partners, Stone Street Fund and Bridge Street Fund and Goldman, Sachs & Co. is the investment manager of each of the limited partnerships. Excludes (i) shares of Class A Common Stock beneficially owned by Goldman, Sachs & Co. and its affiliates that were acquired in the ordinary course of broker-dealer transactions and (ii) shares of Class A Common Stock held in client accounts for which Goldman, Sachs & Co. or its affiliates exercise voting or investment authority, or both and are referred to as, "managed accounts". Each of GS Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the shares (a) beneficially owned by the limited partnerships, except to the extent attributable to partnership interests in the limited partnerships held by GS Inc. and its affiliates, and (b) held in managed accounts. Each of the limited partnerships shares voting and dispositive power with respect to its shares with GS Inc. and Goldman, Sachs & Co. GS Capital Partners, L.P., The Goldman Sachs Group, Inc., Goldman, Sachs & Co., Stone Street Fund and Bridge Street Fund are collectively referred to as the "GS Group". The address of each of the persons is 85 Broad Street, New York, New York 10004.

 (5) Includes vested options representing the right to acquire 275,334 shares of Class A common stock. Does not include 266,666 unvested options. Includes 104,575 restricted shares which vest ratably over four years on the second, third, fourth and fifth anniversaries of November 10, 1998, the effective date of Mr. Isham's Amended and Restated Employment Agreement.

 (6) Includes vested options representing the right to acquire 116,668 shares of Class A common stock. Does not include 233,332 unvested options. Includes 118,299 restricted shares which vest ratably over four years on the second, third, fourth and fifth anniversaries of April 12, 2000, the effective date of Mr. Farah's employment agreement.

 (7) Mr. Friedman, who is a Managing Director of Goldman, Sachs & Co., may be deemed to own beneficially and indirectly the shares owned beneficially by Goldman, Sachs & Co. and GS Group. Mr. Friedman disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest in those shares, if any.

 (8) Includes vested options granted to each of Messrs. Bennack, Fleishman and Semel under the 1997 Non-Employee Director Option Plan representing the right to acquire 12,000, 9,000 and 15,000 shares of Class A common stock, respectively. Does not include unvested options granted to Messrs. Aronson, Bennack, Fleishman, Semel, Dr. Brown and Ms. McHale under the 1997 Non-Employee Director Option Plan representing the right to acquire 7,500, 4,500, 4,500, 4,500, 7,500 and 7,500 shares of Class A common stock, respectively.

 (9) Includes vested options representing the right to acquire 8,334 shares of Class A common stock. Does not include 36,666 unvested options.

(10) Includes vested options representing the right to acquire 188,334 shares of Class A common stock. Does not include 149,666 unvested options.

(11) According to a Schedule 13D/A filed on March 1, 2002: (i) BAMCO, Inc. ("BAMCO") beneficially owns 7,520,000 shares of Class A common stock; (ii) Baron Asset Fund ("BAF"), an investment advisory client of BAMCO, beneficially owns 7,030,000 shares of Class A common stock; (iii) Baron Capital Management, Inc. ("BCM") beneficially owns 1,702,525 shares of Class A common stock; (iv) Baron Capital Group, Inc. ("BCG"), the parent holding company of BAMCO and BCM, beneficially owns 9,222,525 shares of Class A common stock; and (v) Ronald Baron, who holds a controlling interest in BCG, beneficially owns 9,222,525 shares of Class A common stock. BCG and Ronald Baron disclaims beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates. Each of the persons shares voting and dispositive powers with respect to its or his shares. The address of each of the persons is 767 Fifth Avenue, 49th Floor, New York, New York 10153.

(12) According to a Schedule 13G/A filed on February 14, 2002: (i) each of FMR Corp. and Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., may be deemed to own beneficially 3,450,050 shares of Class A common stock, as a result of Fidelity acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Fidelity Funds"), and as a result of Fidelity International Limited (which has a historical relationship with FMR Corp. and

     Fidelity) acting as investment advisor to various non-U.S. investment companies (the "International Funds"); (ii) each of Edward C. Johnson 3d, Chairman of FMR Corp., and Abigail P. Johnson, a Director of FMR Corp., may be deemed to beneficially own 3,450,050 shares of Class A common stock as a result of their voting control over FMR Corp.; and (iii) Fidelity Magellan Fund, one of the Fidelity Funds, owns beneficially 2,133,700 shares of Class A common stock. Each of Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Fidelity Funds, has sole power to dispose of the 3,450,050 shares of Class A common stock owned by the Fidelity Funds. Each of Edward C. Johnson 3d and FMR Corp., through its control of an investment advisory company, Fidelity Management Trust Company, has the sole power to dispose of the 3,450,050 shares of Class A common stock owned by institutional accounts managed by Fidelity management Trust Company. Neither FMR Corp. nor Edward C. Johnson has the sole power to vote or direct the voting of the shares of Class A common stock owned directly by the Fidelity Funds, the institutional accounts managed by Fidelity Management Trust Company and the International Funds. The address of each of the persons is 82 Devonshire Street, Boston, Massachusetts 02109.

(13) According to a Schedule 13G filed on December 19, 2001 Chilton Investment Company, Inc. beneficially owns, and has sole power to vote and dispose of, 1,617,700 shares of Class A common stock. The address of Chilton Investment Company, Inc. is 1266 East Main Street, 7th Floor, Stamford CT 06902.

(14) Includes vested options granted to all directors and executive officers under our 1997 Long-Term Stock Incentive Plan and our 1997 Non-Employee Director Option Plan representing the right to acquire 580,336 shares of Class A common stock. Does not include unvested options granted to all directors and executive officers under our 1997 Long-Term Stock Incentive Plan and our 1997 Non-Employee Director Option Plan representing the right to acquire 649,664 shares of Class A common stock.

     If the underwriters exercise in full their option to purchase additional shares to cover over-allotments, the number of shares sold by the selling stockholders, the number and percentage of shares of Class A common stock beneficially owned by the selling stockholders after the offering and the impact of the full exercise of the over allotment option, are as follows:

                                                                                     NUMBER OF
                                                                                     SHARES OF
                                NUMBER OF                                             CLASS A            SHARES OF
                                SHARES OF       NUMBER OF                              COMMON             CLASS C
                                 CLASS C        SHARES OF         NUMBER OF            STOCK            COMMON STOCK
                              COMMON STOCK       CLASS A          SHARES OF        AVAILABLE FOR     BENEFICIALLY OWNED
                             HELD BY SELLING   COMMON STOCK        CLASS C           SALE UNDER        AFTER OFFERING
                               STOCKHOLDER      TO BE SOLD       COMMON STOCK      UNDERWRITERS'    AND FULL EXERCISE OF
                                 BEFORE         BY SELLING    BENEFICIALLY OWNED   OVER-ALLOTMENT      OVER-ALLOTMENT
NAME OF SELLING STOCKHOLDER   THE OFFERING     STOCKHOLDER    AFTER THE OFFERING       OPTION              OPTION
---------------------------  ---------------   ------------   ------------------   --------------   --------------------
GS Capital Partners,
  L.P. ...................     21,458,715       10,388,895        11,069,820         1,558,334            9,511,486
Stone Street Fund 1994,
  L.P. ...................        616,607          298,520           318,087            44,778              273,309
Bridge Street Fund 1994,
  L.P. ...................        645,657          312,585           333,072            46,888              286,184
                               ----------       ----------        ----------         ---------           ----------
                               22,720,979       11,000,000        11,720,979         1,650,000           10,070,979
                               ==========       ==========        ==========         =========           ==========


     The selling stockholders are affiliates of Goldman, Sachs & Co. Over the past three years, we engaged Goldman, Sachs & Co., or one of its affiliates, in the following transactions:


     - Goldman Sachs International acted as lead underwriter for our offering of Euro 275.0 million of 6.125% notes due November 2006, and

     - Goldman Sachs Canada acted as co-dealer manager and Goldman, Sachs & Co. acted as our financial advisor in connection with our acquisition of Club Monaco.

                          DESCRIPTION OF CAPITAL STOCK

     The following description is a summary of our certificate of incorporation. It is our certificate of incorporation, however, and not this summary, which defines the rights and privileges of our common stock.


     At March 28, 2002, our capital stock consists of the following, each having a par value of $.01 per share:



     - 500,000,000 authorized shares of Class A common stock, of which 32,226,933 are outstanding,


     - 100,000,000 authorized shares of Class B common stock, of which 43,280,021 are outstanding,

     - 70,000,000 authorized shares of Class C common stock, of which 22,720,979 are outstanding, and

     - 30,000,000 authorized shares of preferred stock, none of which are outstanding.

     The shares of Class B common stock outstanding are held of record by the members of the Lauren family, and the shares of Class C common stock outstanding are held by the GS Group, in each case as described under the heading "Principal and Selling Stockholders".

COMMON STOCK

     The shares of Class A common stock, Class B common stock and Class C common stock are identical in all respects, except for:

     - voting rights,

     - certain conversion rights, and

     - transfer restrictions of the Class B common stock and Class C common stock.

     The number of authorized shares of any class of our capital stock may be increased or decreased by the vote of a majority of the holders of the voting power of that class of capital stock who are entitled to vote generally in the election of directors, despite the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware (the "Delaware Law") or any equivalent provision enacted.

     Voting Rights. The holders of Class A common stock and Class C common stock are entitled to one vote per share. Holders of Class B common stock are entitled to ten votes per share. Holders of all classes of common stock entitled to vote are treated as voting together as a single class on all matters presented to the stockholders for their vote or approval, except for the election and the removal of directors as discussed below, or otherwise as required by applicable law. Our certificate of incorporation provides that our board of directors will have between six and 20 members, plus any directors who are entitled to be elected by any series of preferred stock (these directors are referred to as the "Preferred Directors"). We currently have ten directors on our board.

     Composition of our Board. We have 10 directors on our board of directors. Of the 10 directors, holders of Class A common stock have the right to elect two directors, holders of Class B common stock have the right to elect seven of our directors and holders of Class C common stock have the right to elect one of our directors.

     If on the record date of any stockholders meeting:

     - any shares of Class A common stock, Class B common stock and Class C common stock are outstanding,

     - the number of outstanding shares of Class B common stock is 10% or more of the number of shares of all classes of common stock which were outstanding on the date of our initial public offering, and

     - the size of the board (not counting Preferred Directors) is increased,

then any additional members entitled to be elected by the holders of common stock will be Class B directors unless:

     - the size or our board is increased to ten or 19 members (not counting Preferred Directors), in which case, and in each case, an additional Class A director will be added, and

     - the size of our board is increased to 13 members (not counting Preferred Directors), in which case an additional Class C director will be added.

     If on the record date of any stockholders meeting the number of outstanding shares of Class C common stock is:

     - 10% or more of the aggregate number of shares of common stock which were outstanding on the date of our initial public offering, then the holders of the Class C common stock, voting as a separate class, may:

        - elect one Class C director if the board (not counting Preferred Directors) consists of less than 13 directors, and

        - two Class C directors if the board (not counting Preferred Directors) consists of 13 directors or more.

     - less than 10% of the aggregate number of shares of common stock outstanding on the date of our initial public offering, then the Class C common stock will automatically convert into Class A common stock and the director or directors that would have been elected by the Class C Common Stock, will instead be elected by the holders of Class A common stock, voting as a separate class.

     If on the record date of any stockholders meeting the number of outstanding shares of Class B common stock is:

     - 10% or more of the aggregate number of shares of common stock which were outstanding on the date of our initial public offering, then the holders of Class B common stock may elect two-thirds or more of the members of the board of directors entitled to be elected by all of the holders of common stock, and

     - less than 10% of the aggregate number of shares of common stock outstanding as on the date of our initial public offering,

     then the directors that would have been elected by

        - a separate vote of that class, and

        - a separate vote of the holders of Class C common stock, will instead be elected by the holders of Class A common stock and the holders of Class B common stock, voting together, with holders of Class A common stock having one vote per share and holders of Class B common stock having ten votes per share.

     Because of the disproportionate voting rights of the Class B common stock, in certain instances holders of Class B common stock will still be able to elect a majority of the board of directors entitled to be elected by the holders of common stock, even though the number of outstanding shares of Class B common stock is less than 10% of the number of shares of all classes of common stock that were outstanding on the date of our initial public offering.

     Removal of Directors and Vacancies. Directors may be removed with or without cause and only by those holders of the class or classes of common stock or series of preferred stock that, as of the date the removal is effected, would be entitled to elect that director at the next annual meeting of stockholders.

     Vacancies in a directorship may be filled only by:

     - the remaining directors who were elected by the holders of each class of common stock or series of preferred stock that:

        - elected the director creating the vacancy, and

        - on the date that vacancy is filled, would be entitled to elect that director at the next annual meeting of the stockholders,

unless there are no remaining directors, in which case vacancies in a directorship will be filled by:

     - the vote of the holders of the class or classes of common stock or series of preferred stock who, voting as a separate class on the date that vacancy is filled, would be entitled to elect that director at the next annual meeting of stockholders, or at a meeting of the holders of common stock of that class or classes or series of preferred stock.

     As used in this prospectus, the term "members of the Lauren family" includes only:

     - Ralph Lauren and his estate, guardian, conservator or committee,

     - the spouse of Ralph Lauren and her estate, guardian, conservator or committee,

     - each descendant of Ralph Lauren and their respective estates, guardians, conservators or committees,

     - each "family controlled entity", and

     - the trustees of each "Lauren family trust".

     The term "family controlled entity" means:

     - any not-for-profit corporation where a majority of its board of directors is composed of Ralph Lauren, Mr. Lauren's spouse and/or descendants of Ralph Lauren,

     - any other corporation where a majority of the value of its outstanding equity is owned by members of the Lauren family,

     - any partnership where a majority of the economic interest of its partnership interests are owned by members of the Lauren family, and

     - any limited liability or similar company where a majority of its economic interests is owned by members of the Lauren family.

     The term "Lauren family trust" includes trusts whose primary beneficiaries are Mr. Lauren, Mr. Lauren's spouse, Lauren descendants, Mr. Lauren's siblings, spouses of descendants of Ralph Lauren and each of their respective estates, guardians, conservators or committees and/or charitable organizations, and any wholly charitable trust, where a majority of its trustees includes Mr. Lauren, the spouse of Mr. Lauren and/or members of the Lauren family.

     Dividends. Holders of common stock are entitled to receive dividends at the same rate whenever dividends are declared by the board out of assets legally available for their payment, after payment of any dividends required to be paid on shares of preferred stock outstanding. We may not make any dividend or distribution to any holder of any class of common stock unless we, simultaneously, make the same dividend or distribution to each other outstanding share of common stock regardless of class.

     Whenever a dividend or other distribution is payable in shares of a class of common stock, including stock splits or divisions of common stock:

     - only shares of Class A common stock may be distributed to Class A stockholders,

     - only shares of Class B common stock may be distributed to Class B stockholders,

     - only shares of Class C common stock may be distributed to Class C stockholders, and

     - the number of shares of each class of common stock payable per share of that class of common stock will be equal in number.

     Whenever dividends or other distributions consist of other voting securities of ours or the voting securities of any corporation which is a wholly owned subsidiary of ours, we will declare and pay those dividends in three separate classes of those voting securities, identical in all respects except that:

     - the voting rights of each security issued to the holders of Class A common stock and Class C common stock will have one-tenth of the voting rights of each security issued to holders of Class B common stock,

     - the security issued to holders of Class B common stock will convert into the security issued to the holders of Class A common stock upon the same terms and conditions which would apply to the conversion of Class B common stock into Class A common stock, including having the same restrictions that apply to the transfer and ownership of the Class B common stock,

     - the security issued to the holders of Class C common stock will convert into the security issued to holders of Class A common stock upon the same terms and conditions which would apply to the conversion of Class C common stock into Class A common stock, including having the same restrictions that apply to the transfer and ownership of the Class C common stock, and

     - if the securities consist of voting securities of any corporation which is a wholly owned subsidiary of ours, the voting rights which apply to each security issued to holders of Class A common stock, Class B common stock and Class C common stock, relating to election of directors, will otherwise be as comparable as is practicable to those of, in each case, the Class A common stock, Class B common stock and Class C common stock.

     In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, our voting securities or of a wholly owned subsidiary of ours, we will provide that those convertible or exchangeable securities and the underlying securities, be identical in all respects (including the conversion or exchange rate), except that the underlying securities may have the same differences as they would have if we issued our voting securities, or those of a wholly owned subsidiary of ours, rather than issuing securities that convert into, or may be exchanged for, our voting securities.

     Restrictions on Additional Issuances and Transfer. We may not issue or sell any shares of:

     - Class B common stock, or any securities which may be converted into, or exchanged or exercised for shares of Class B common stock, to any person who is not a member of the Lauren family, and

     - Class C common stock, or any securities which may be converted into, or exchanged or exercised for shares of Class C common stock, to any person who is not a member of the GS Group and, until April 15, 2002, any successor of the GS Group.

     The term "securities" includes, but is not limited to, any rights, options, warrants or other securities.

     Shares of Class B common stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person who is not a member of the Lauren family. Similarly, shares of Class C common stock may not be transferred to a person who is not a member of the GS Group or, until April 15, 2002, any of their successors.

     Despite these restriction on transfer:

     - any member of the Lauren family may pledge its shares of Class B common stock to a financial institution pursuant to a bona fide pledge of the shares as collateral for indebtedness due to the pledgee so long as:

          - the shares remain subject to the transfer restrictions, and

          - if the pledgee seeks to foreclose on the indebtedness or other similar action, the pledged shares of Class B common stock may only be transferred to a member of the Lauren Family or converted into shares of Class A common stock, as the pledgee may elect, and

     - the transfer restrictions described immediately above do not apply in the case of a merger, consolidation or business combination of us with or into another corporation in which all of the outstanding shares of our common stock and preferred stock regardless of class are purchased by the acquirer.

     Conversion. Class A common stock has no conversion rights. Shares of Class B common stock and Class C common stock are convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock or Class C common stock converted. Also, each share of Class C common stock will automatically convert into one share of Class A common stock if, on the record date for any stockholders meeting, the number of shares of Class C common stock then outstanding is less than 10% of the aggregate number of shares of common stock which were outstanding on the date of our initial public offering.

     Whenever a person is no longer a member of the Lauren family, any share of Class B common stock held by that person at that time will automatically convert into a share of Class A common stock. Similarly, if a person ceases to be a member of the GS Group (or, until April 15, 2002, any successor to them), any share of Class C common stock held by that person at that time will automatically convert into a share of Class A common stock.

     Reclassification and Merger. If a reclassification or other similar transaction occurs, and as a result the shares of Class A common stock are converted into another security, then each holder of Class B common stock and Class C common stock will be entitled to receive upon conversion the amount of the other security that the holder would have received if the conversion had occurred immediately before the record date of the reclassification or other similar transaction.

     No adjustments for dividends will be made upon the conversion of any share of Class B common stock or Class C common stock, unless

     - a share is for payment of a dividend or other distribution, and

     - the share is converted after the record date.

In that case, the registered holder of that share at the close of business on that record date will be entitled to receive the dividend or other distribution which was payable on that record date regardless of the fact that the share has been converted or that we are in default in paying it.

     If we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for, or changed into, other stock or securities, cash and/or any other property, then the shares of each class of common stock will be exchanged for, or changed into, either:

     - the same amount of stock, securities, cash and/or any other property into or for which each share of any other class of common stock is exchanged or changed; unless, the shares of common stock are exchanged for, or changed into, shares of capital stock. In that case, the shares exchanged for, or changed into, may differ, but only to the extent that the Class A common stock, the Class B common stock and the Class C common stock differ as provided in our certificate of incorporation, or

     - if holders of each class of common stock are to receive different distributions of stock, securities, cash and/or any other property, then an amount of stock, securities, cash and/or property having a value equal to the value per share of any other class of our common stock that was exchanged or changed as determined by an independent investment banking firm of national reputation selected by the board of directors.

     Liquidation.  If we liquidate, any assets remaining after:

     - payment of our debts and other liabilities, and

     - setting aside sufficient amounts for any payment due to any holders of preferred stock,

will be distributable ratably among the holders of the Class A common stock, Class B common stock and Class C common stock treated as a single class.

     Other Provisions. Except as described below, the holders of common stock are not entitled to preemptive rights. None of the Class A common stock, Class B common stock or Class C common stock may be subdivided or combined in any way unless the other classes are subdivided or combined in the same proportion.

     We may not make any offering of options, rights or warrants to subscribe for shares of Class B common stock or Class C common stock. If we make an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock to all holders of a class of common stock, then we must simultaneously make an identical offering to all holders of the other classes of common stock, unless any class of holders, voting as a separate class, agree that the offering need not be made to their class. Accordingly, all of the options, rights or warrants offerings described in this paragraph will offer the respective holders of Class A common stock, Class B common stock and Class C common stock the right to subscribe at the same rate per share.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Class A common stock is The Bank of New York.

PREFERRED STOCK

     Subject to any limitations under Delaware Law, the rules of the NYSE or other organizations on whose systems our capital stock may be quoted or listed and without any act or vote by our stockholders, our board of directors is authorized to:

     - issue shares of preferred stock in one or more series,

     - establish from time to time the number of shares to be included in each series,

     - fix the rights, powers, preferences and privileges of the shares of each wholly unissued series,

     - fix any qualifications, limitations or restrictions on that series, and

     - increase or decrease the number of shares of the series;

unless the shares of preferred stock would have the right to

     - vote for the election of directors under ordinary circumstances, or

     - elect 50% or more of the directors under any circumstances,

in which case, the approval of the holders of at least 75% of the outstanding shares of Class B common stock is required.

     No series of our preferred stock may be entitled to vote together with any class of our common stock for the election of directors who are entitled to be elected by that class of common stock. However, upon the terms of any series of preferred stock established by our board, any or all series of preferred stock could have preference over the common stock relating to dividends and other distributions, upon our liquidation or could have voting or conversion rights that could adversely affect the holders of our outstanding common stock. In addition, our ability to issue preferred stock could delay, defer or prevent a change of control of us.

OTHER CHARTER AND BYLAW PROVISIONS

     Special meetings of our stockholders may be called by the board, the Chairman of the Board or our Chief Executive Officer. Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of our stockholders, except where stockholders holding a majority of the shares of a class of common stock request a meeting in order to vote on a matter which that class, voting as a separate class, is entitled to vote on.

     In addition, our stockholders may not take any action on any matter by written consent unless they are entitled to vote on the action as a separate class. Various provisions of our certificate of incorporation relating to:

     - the issuance of preferred stock,

     - action by stockholders,

     - calling of special stockholder meetings, and

     - the procedure for amending our certificate of incorporation and the provisions described in the above three bullet points may be amended only with the approval of 75% of the outstanding voting power of the common stock voting as a single class, in addition to any voting requirements under Delaware law.

     In addition, the provisions of our certificate of incorporation relating to terms of the common stock and the provision prohibiting preferred stockholders from voting together with any class of common stock for the election of directors entitled to be elected by that class of common stock, may not be amended in any respect without the approval of the affected class of common stock, voting as a separate class. The board may from time to time adopt, amend or repeal the bylaws. However, any bylaws adopted or amended by the board may be further amended or repealed, and any bylaws may be adopted, by our stockholders by vote of a majority of the holders of shares of our stock entitled to vote in the election of our directors.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     We are subject to the provisions of Section 203 of Delaware Law. Under
Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless

     - the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (we did not make such an election),

     - the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,

     - upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan, or

     - the business combination was approved by the board of directors of the corporation and then ratified by the holders of at least two-thirds of the voting stock which the interested stockholder did not own.

     The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder", transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of us and therefore could discourage attempts to acquire us.

                        SHARES ELIGIBLE FOR FUTURE SALE

     We are not able to predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Class A common stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices. See "Risk Factors -- Risks Related to Our Class A Common Stock and this Offering -- Shares eligible for future sale may have a potential adverse effect on our stock price".


     Upon completion of the offering, we expect to have outstanding a total of 43,226,933 shares of Class A common stock (or 44,876,933 shares if the underwriters exercise their over-allotment option in full), 43,280,021 shares of Class B common stock and 11,720,979 shares of Class C common stock (or 10,070,979 shares if the underwriters' exercise their over-allotment option in full). Of such shares, the 43,226,933 shares of Class A common stock including the 11,000,000 shares of Class A common stock being sold in the offering (together with any shares sold upon exercise of the underwriters' over-allotment options), will be immediately eligible for sale in the public market without restriction, except for shares purchased or held by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act. All 43,280,021 shares of Class B common stock (which may be converted into Class A common stock at any time) will be owned by the members of the Lauren family and assuming the underwriters' exercise their over-allotment option in full, all 10,070,979 shares of Class C common stock (which may be converted into Class A common stock at any time) will be owned by the GS Group.


     Subject to any contractual restrictions, while any stockholder remains one of our affiliates, any shares of Class A common stock (including any shares issued upon conversion of other classes of common stock) held by the stockholder will only be available for public sale if the shares are registered under the Securities Act or sold in compliance with limitations of Rule 144.

LOCK-UP AGREEMENTS

     We, our executive officers, directors, members of the Lauren family and the selling stockholders have agreed with the underwriters not to offer, sell, contract to sell, distribute, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (other than, in the case of the selling stockholders, as part of this offering, and in our case, for limited acquisitions provided that the recipients of the shares agree to the selling restrictions described in this paragraph and for existing stock plans) for a period ending 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. See "Underwriting".

REGISTRATION RIGHTS

     The members of the Lauren family and the GS Group are entitled to registration rights with respect to their shares of common stock pursuant to a registration rights agreement with us.

     The GS Group may only make one demand for registration of its common stock once every nine months for only so long as the GS Group collectively owns at least 10% of the common stock outstanding. This offering constitutes a demand registration by the GS Group under the registration rights agreement. As a result, following the lapse of the 90 day lock-up, the GS Group will be unable to make another demand for the six months following the 90 day lock-up period. Once its ownership of the common stock is less than 10% of the outstanding shares of common stock, the GS Group may make one additional demand. The members of the Lauren family may make a demand for registration of their common stock once every nine months. In the case of each demand registration, at least $20 million of Class A common stock must be requested to be registered.

     The members of the Lauren family and the GS Group also have an unlimited number of piggyback registration rights in respect of their shares. The piggyback registration rights allow the holders to include all or a portion of the shares of Class A common stock issuable upon conversion of their shares of Class B common stock and Class C common stock, as the case may be, under any registration statement filed by us, subject to specified limitations.

     Registration of the shares subject to the registration rights agreement under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

RULE 144

     Affiliates who wish to sell shares in the market other than in a registered offering would rely on Rule 144, provided they are not subject to a contractual lock-up. In general, under Rule 144 as currently in effect, an affiliate of ours, or a person who has beneficially owned restricted securities for at least one year, would be entitled to sell during any three month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of Class A common stock then outstanding following the offering, or approximately 432,269 shares (approximately 448,769 shares if the underwriters' over-allotment option is exercised in full); and


     - the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are generally subject to restrictions relating to manner of sale, notice and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following discussion sets forth the opinion of Paul, Weiss, Rifkind, Wharton & Garrison with respect to the material United States federal income and estate tax consequences of the acquisition, ownership and disposition of our Class A common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

     - an individual who is a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations,

     - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

     - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

     This discussion does not consider:

     - U.S. state and local or non-U.S. tax consequences,

     - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust, that the U.S. tax consequences of holding and disposing of our Class A common stock may be affected by certain determinations made at the partner or beneficiary level,

     - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder,

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities, or

     - special tax rules that may apply to a non-U.S. holder that holds our Class A common stock as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our Class A common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

DIVIDENDS

     We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Price Range of Class A Common Stock and Dividends." In the event, however, that we pay dividends on our Class A common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

     Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

     In order to claim the benefit of an applicable income tax treaty rate, a non-U.S. holder will be required to satisfy applicable certification and other requirements. However,

     - in the case of Class A common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information,

     - in the case of Class A common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust", "foreign simple trust", or "foreign grantor trust" as defined in the U.S. Treasury regulations, and

     - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Class A common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply,

     - the non-U.S. holder is an individual who holds our Class A common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements, or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

     Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

     However, even if we are or have been a U.S. real property holding corporation, a non-U.S. holder which did not beneficially own, directly or indirectly, more than 5% of the total fair market value of our Class A common stock at any time during the shorter of the five-year period ending on the date of disposition or the period that our Class A common stock was held by the non-U.S. holder (a "non-5% holder") and which is not otherwise taxed under any other circumstances described above, generally will not be taxed on any gain realized on the disposition of our Class A common stock if, at any time during the calendar year of the disposition, our Class A common stock was regularly traded on an established securities market within the meaning of the applicable U.S. Treasury regulations. Our Class A common stock will be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on New York Stock Exchange by brokers or dealers that hold themselves out to buy or sell our Class A common stock at the quoted price.

FEDERAL ESTATE TAX

     Class A common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Any dividends paid to you will be subject to information reporting and may be subject to U.S. backup withholding tax. If you are a non-U.S. holder, you will be exempt from the backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

     The gross proceeds from the disposition of our Class A common stock may be subject to information reporting and backup withholding tax. If you sell your Class A common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your Class A common stock though a non-U.S. office of a broker that:

     - is a U.S. person,

     - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.,

     - is a "controlled foreign corporation" for U.S. tax purposes, or

     - is a foreign partnership, if at any time during its tax year:


        - one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

        - the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

     If you receive payments of the proceeds of a sale of our Class A common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

     We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation and UBS Warburg LLC are the representative of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................
Credit Suisse First Boston Corporation......................
UBS Warburg LLC.............................................
                                                                  --------
     Total..................................................
                                                                  ========

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,650,000 shares of Class A common stock from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the
underwriters' option to purchase        additional shares.

           Paid by the Selling Stockholders             No Exercise    Full Exercise
           --------------------------------             -----------    -------------
Per share.............................................    $               $
Total.................................................    $               $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers
may be sold at a discount of up to $     per share from the initial price to
public. Any of these securities dealers may resell any shares purchased from the
underwriters to other brokers or dealers at a discount of up to $          per
share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We, our executive officers, directors, members of the Lauren family and the selling stockholders have agreed with the underwriters not to offer, sell, contract to sell, distribute, dispose of or hedge any shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (other than, in the case of the selling stockholders, as part of the offering, and in our case, for limited acquisitions provided that the recipients of the shares agree to the selling restrictions described in this paragraph and for existing stock plans) for a period ending 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. While Goldman, Sachs & Co. has no specific criteria for the waiver of these lock-up restrictions, if requested to, Goldman, Sachs & Co. may, in some instances, consider the waiver of these restrictions after consideration of, among other things, our stock price, our stock's current trading volume and general market conditions.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional securities. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Each Underwriter represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares of Class A common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the "FSMA") received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The securities may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.


     The selling stockholders are affiliates of Goldman, Sachs & Co. The selling stockholders purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities other than a registration rights agreement among Polo, the selling stockholders and other stockholders.

     Goldman, Sachs & Co. and its affiliates and associated persons are the beneficial owners of more than 10% of the Class A common stock being offered. Since more than 10% of the net proceeds of the offering will be received by an NASD member participating in the offering or affiliates or associated persons of such NASD member, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).


     Mr. Richard A. Friedman, a Managing Director of Goldman, Sachs & Co., is one of our directors.


     Except for certain expenses to be paid by the selling stockholders, we will bear the expenses for the offering. Underwriting discounts and commissions will be payable by the selling stockholders. We estimate that the total expenses of the offering will be approximately $925,900.


     We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York will pass upon the legality of the Class A common stock offered by this prospectus. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York will pass upon legal matters related to the offering for the underwriters.

                                    EXPERTS

     The financial statements as of March 31, 2001 and April 1, 2000, and for each of the three years in the period ended March 31, 2001, included in and incorporated by reference in this prospectus and the related financial statement schedules incorporated by reference elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to a change in a method of accounting) appearing herein and incorporated by reference elsewhere in the Registration Statement, and have been so included and incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements and other information at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Call (800) SEC-0330 for more information on the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The site's address is "www.sec.gov".

     We have filed a registration statement on Form S-3 under the Securities Act with respect to the shares of Class A common stock covered by this prospectus. This prospectus is part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Polo Ralph Lauren Corporation, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's internet site.

                           INCORPORATION BY REFERENCE

     The SEC's rules allow us to "incorporate by reference" into this prospectus the information in other documents that we file with them. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference the documents or portions of documents listed below:

     - our Annual Report on Form 10-K for the fiscal year ended March 31, 2001,

     - our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2001, September 29, 2001 and December 29, 2001,

     - our Current Report on Form 8-K filed on March 7, 2002,

     - "Additional Information Regarding the Board of Directors" (excluding, "-- Audit Committee Report"), "Executive Compensation" (excluding
       "-- Compensation Committee

       Report", "-- Performance Graph") and "Certain Relationships and Related Transactions" sections of our Definitive Proxy Statement on Schedule 14A filed on June 26, 2001, and

     - the description of our common stock contained in our Form 8-A, which incorporates by reference the description of our common stock contained in our registration statement on Form S-1 (No. 333-24733).

     We also incorporate by reference into this prospectus all documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

     We will provide a copy of any or all of these documents (other than exhibits unless the exhibits are specifically incorporated by reference into the document), without charge, upon written or oral request to: Polo Ralph Lauren Corporation, 650 Madison Avenue, New York, NY 10022, Attention: Secretary, telephone (212) 318-7000.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                         POLO RALPH LAUREN CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                              -------
FINANCIAL STATEMENTS
Independent Auditors' Report................................      F-2
Consolidated Balance Sheets as of March 31, 2001 and April
  1, 2000...................................................      F-3
Consolidated Statements of Income for the years ended March
  31, 2001, April 1, 2000 and April 3, 1999.................      F-4
Consolidated Statements of Stockholders' Equity for the
  years ended March 31, 2001, April 1, 2000 and April 3,
  1999......................................................      F-5
Consolidated Statements of Cash Flows for the years ended
  March 31, 2001, April 1, 2000 and April 3, 1999...........      F-6
Notes to Consolidated Financial Statements..................      F-8
Consolidated Balance Sheets as of December 29, 2001
  (unaudited) and March 31, 2001............................     F-30
Consolidated Statements of Operations for the three and nine months ended December 29, 2001 and December 30, 2000
  (unaudited)...............................................     F-31
Consolidated Statements of Cash Flows for the nine months
  ended December 29, 2001 and December 30, 2000
  (unaudited)...............................................     F-32
Notes to Consolidated Financial Statements (unaudited)......     F-33

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF POLO RALPH LAUREN CORPORATION

NEW YORK, NEW YORK

     We have audited the accompanying consolidated balance sheets of Polo Ralph Lauren Corporation and subsidiaries (the "Company") as of March 31, 2001 and April 1, 2000 and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Polo Ralph Lauren Corporation and subsidiaries as of March 31, 2001 and April 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the consolidated financial statements, effective April 4, 1999, the Company changed its method of accounting for the costs of start-up activities.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

New York, New York

May 23, 2001

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              MARCH 31,      APRIL 1,
                                                                 2001          2000
                                                              ---------      --------
                                                                   (IN THOUSANDS,
                                                                 EXCEPT SHARE DATA)
                                        ASSETS
Current assets
  Cash and cash equivalents.................................  $   51,498    $  164,571
  Marketable securities.....................................      50,721            --
  Accounts receivable, net of allowances of $12,090 and
     $16,631................................................     269,010       204,447
  Inventories...............................................     425,594       390,953
  Deferred tax assets.......................................      31,244        40,378
  Prepaid expenses and other................................      73,654        52,542
                                                              ----------    ----------
          Total current assets..............................     901,721       852,891
Property and equipment, net.................................     328,929       372,977
Deferred tax assets.........................................      61,056        11,068
Goodwill, net...............................................     249,391       277,822
Other assets, net...........................................      84,996       105,804
                                                              ----------    ----------
                                                              $1,626,093    $1,620,562
                                                              ==========    ==========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes and acceptances payable -- banks....................  $   86,112    $   86,131
  Accounts payable..........................................     178,293       151,281
  Accrued expenses and other................................     175,172       168,816
                                                              ----------    ----------
          Total current liabilities.........................     439,577       406,228
Long-term debt..............................................     296,988       342,707
Other noncurrent liabilities................................      80,219        99,190
Commitments and contingencies (Note 14)
Stockholders' equity
  Common Stock
     Class A, par value $.01 per share; 500,000,000 shares
      authorized; 34,948,730 and 34,381,653 shares issued...         349           344
     Class B, par value $.01 per share; 100,000,000 shares
      authorized; 43,280,021 shares issued and
      outstanding...........................................         433           433
     Class C, par value $.01 per share; 70,000,000 shares
      authorized; 22,720,979 shares issued and
      outstanding...........................................         227           227
  Additional paid-in-capital................................     463,001       450,030
  Retained earnings.........................................     430,047       370,785
  Treasury Stock, Class A, at cost (3,771,806 and 2,952,677
     shares)................................................     (71,179)      (57,346)
  Accumulated other comprehensive income....................     (10,529)        9,655
  Unearned compensation.....................................      (3,040)       (1,691)
                                                              ----------    ----------
          Total stockholders' equity........................     809,309       772,437
                                                              ----------    ----------
                                                              $1,626,093    $1,620,562
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               FISCAL YEAR ENDED
                                                     --------------------------------------
                                                     MARCH 31,      APRIL 1,      APRIL 3,
                                                        2001          2000          1999
                                                     ---------      --------      --------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Net sales..........................................  $1,982,419    $1,719,226    $1,518,850
Licensing revenue..................................     243,355       236,302       208,009
                                                     ----------    ----------    ----------
  Net revenues.....................................   2,225,774     1,955,528     1,726,859
Cost of goods sold.................................   1,162,727     1,002,390       904,586
                                                     ----------    ----------    ----------
  Gross profit.....................................   1,063,047       953,138       822,273
Selling, general and administrative expenses.......     822,272       689,227       608,128
Restructuring charge...............................     123,554            --        58,560
                                                     ----------    ----------    ----------
  Total expenses...................................     945,826       689,227       666,688
                                                     ----------    ----------    ----------
  Income from operations...........................     117,221       263,911       155,585
Foreign currency gains.............................       5,846            --            --
Interest expense...................................     (25,113)      (15,025)       (2,759)
                                                     ----------    ----------    ----------
  Income before income taxes and cumulative effect
     of change in accounting principle.............      97,954       248,886       152,826
Provision for income taxes.........................      38,692       101,422        62,276
                                                     ----------    ----------    ----------
  Income before cumulative effect of change in
     accounting principle..........................      59,262       147,464        90,550
Cumulative effect of change in accounting
  principle, net of taxes..........................          --         3,967            --
                                                     ----------    ----------    ----------
  Net income.......................................  $   59,262    $  143,497    $   90,550
                                                     ==========    ==========    ==========
Income per share before cumulative effect of change
  in accounting principle -- Basic and Diluted.....  $     0.61    $     1.49    $     0.91
Cumulative effect of change in accounting
  principle, net of taxes, per share -- Basic and
  Diluted..........................................          --          0.04            --
                                                     ----------    ----------    ----------
Net income per share -- Basic and Diluted..........  $     0.61    $     1.45    $     0.91
                                                     ==========    ==========    ==========
Weighted average common shares outstanding --
  Basic............................................  96,773,282    98,926,993    99,813,328
                                                     ==========    ==========    ==========
Weighted average common shares outstanding --
  Diluted..........................................  97,446,482    99,035,781    99,972,152
                                                     ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                    TREASURY STOCK,
                                      COMMON STOCK       ADDITIONAL                     AT COST
                                  --------------------    PAID-IN     RETAINED   ---------------------
                                    SHARES      AMOUNT    CAPITAL     EARNINGS    SHARES      AMOUNT
                                    ------      ------   ----------   --------    ------      ------
                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT MARCH 28, 1998.......  100,273,726   $1,003    $447,918    $136,738          --   $      --
Comprehensive income:
  Net income....................                                        90,550
        Total comprehensive
          income................
Exercise of stock options.......        4,352                  113
Repurchases of common stock.....                                                   603,864     (16,084)
Restricted stock grants.........      104,575        1       1,999
                                  -----------   ------    --------    --------   ---------   ---------
BALANCE AT APRIL 3, 1999........  100,382,653    1,004     450,030     227,288     603,864     (16,084)
Comprehensive income:
  Net income....................                                       143,497
  Foreign currency translation
    adjustments, net of income
    taxes of $6.2 million.......
        Total comprehensive
          income................
Repurchases of common stock.....                                                 2,348,813     (41,262)
Restricted stock amortization...
                                  -----------   ------    --------    --------   ---------   ---------
BALANCE AT APRIL 1, 2000........  100,382,653    1,004     450,030     370,785   2,952,677     (57,346)
Comprehensive income:
  Net income....................                                        59,262
  Foreign currency translation
    adjustments, net of income
    tax benefit of $13.2
    million.....................
        Total comprehensive
          income................
Repurchases of common stock.....                                                   819,129     (13,833)
Exercise of stock options.......      448,778        4      10,293
Income tax benefit from stock
  option exercises..............                               679
Restricted stock grants.........      118,299        1       1,999
Restricted stock amortization...
                                  -----------   ------    --------    --------   ---------   ---------
  BALANCE AT MARCH 31, 2001.....  100,949,730   $1,009    $463,001    $430,047   3,771,806   ($ 71,179)
                                  ===========   ======    ========    ========   =========   =========

                                   ACCUMULATED
                                      OTHER
                                  COMPREHENSIVE     UNEARNED
                                     INCOME       COMPENSATION    TOTAL
                                  -------------   ------------    -----
                                     (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE AT MARCH 28, 1998.......    $      --       ($1,333)     $584,326
Comprehensive income:
  Net income....................
        Total comprehensive
          income................                                   90,550
Exercise of stock options.......                                      113
Repurchases of common stock.....                                  (16,084)
Restricted stock grants.........                     (2,000)           --
                                    ---------       -------      --------
BALANCE AT APRIL 3, 1999........           --        (3,333)      658,905
Comprehensive income:
  Net income....................
  Foreign currency translation
    adjustments, net of income
    taxes of $6.2 million.......        9,655
        Total comprehensive
          income................                                  153,152
Repurchases of common stock.....                                  (41,262)
Restricted stock amortization...                      1,642         1,642
                                    ---------       -------      --------
BALANCE AT APRIL 1, 2000........        9,655        (1,691)      772,437
Comprehensive income:
  Net income....................
  Foreign currency translation
    adjustments, net of income
    tax benefit of $13.2
    million.....................      (20,184)
        Total comprehensive
          income................                                   39,078
Repurchases of common stock.....                                  (13,833)
Exercise of stock options.......                                   10,297
Income tax benefit from stock
  option exercises..............                                      679
Restricted stock grants.........                     (2,000)           --
Restricted stock amortization...                        651           651
                                    ---------       -------      --------
  BALANCE AT MARCH 31, 2001.....    ($ 10,529)      ($3,040)     $809,309
                                    =========       =======      ========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FISCAL YEAR ENDED
                                                        ----------------------------------
                                                        MARCH 31,    APRIL 1,    APRIL 3,
                                                          2001         2000        1999
                                                        ---------    --------    --------
                                                                  (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income............................................  $  59,262    $143,497    $  90,550
Adjustments to reconcile net income to net cash
  provided by operating activities:
  (Benefit from) provision for deferred income
     taxes............................................    (23,430)      6,761      (25,771)
  Depreciation and amortization.......................     78,599      66,280       46,414
  Cumulative effect of change in accounting
     principle........................................         --       3,967           --
  Provision for losses on accounts receivable.........        547       2,734        1,060
  Changes in deferred liabilities.....................    (27,989)      3,155       (4,782)
  Provision for restructuring.........................     98,836          --       19,040
  Foreign currency gains..............................     (5,846)         --           --
  Other...............................................     (9,885)      4,770        2,073
  Changes in assets and liabilities, net of
     acquisitions
     Accounts receivable..............................    (68,968)    (32,746)      (9,542)
     Inventories......................................    (44,626)     53,325      (76,396)
     Prepaid expenses and other.......................    (22,967)      1,216      (25,526)
     Other assets.....................................      8,042      (9,801)      (9,095)
     Accounts payable.................................     30,683      31,281      (13,452)
     Accrued expenses and other.......................     28,028     (31,750)      43,950
                                                        ---------    --------    ---------
       Net cash provided by operating activities......    100,286     242,689       38,523
                                                        ---------    --------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, net..............   (105,170)   (122,010)    (141,692)
Investments in marketable securities..................    (50,721)         --           --
Acquisitions, net of cash acquired....................    (20,929)   (235,144)      (6,981)
Proceeds from (payments of) restricted cash for Club
  Monaco acquisition..................................         --      44,217      (44,217)
Cash surrender value -- officers' life insurance......     (5,152)     (5,385)      (3,339)
                                                        ---------    --------    ---------
       Net cash used in investing activities..........   (181,972)   (318,322)    (196,229)
                                                        ---------    --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchases of common stock...........................    (13,833)    (41,262)     (16,084)
Proceeds from issuance of common stock................     10,297          --          113
Proceeds from (repayments of) short-term borrowings,
  net.................................................      2,939     (39,400)     115,500
Repayments of long-term debt..........................    (25,289)    (37,358)        (337)
Proceeds from long-term debt..........................         --     319,610       44,217
                                                        ---------    --------    ---------
       Net cash (used in) provided by financing
          activities..................................    (25,886)    201,590      143,409
                                                        ---------    --------    ---------
Effect of exchange rate changes on cash...............     (5,501)     (5,844)          --
                                                        ---------    --------    ---------
Net (decrease) increase in cash and cash
  equivalents.........................................   (113,073)    120,113      (14,297)
Cash and cash equivalents at beginning of period......    164,571      44,458       58,755
                                                        ---------    --------    ---------
Cash and cash equivalents at end of period............  $  51,498    $164,571    $  44,458
                                                        =========    ========    =========

                                                                FISCAL YEAR ENDED
                                                        ----------------------------------
                                                        MARCH 31,    APRIL 1,    APRIL 3,
                                                          2001         2000        1999
                                                        ---------    --------    --------
                                                                  (IN THOUSANDS)
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest................................  $  25,318    $  7,713    $   2,776
                                                        =========    ========    =========
Cash paid for income taxes............................  $  72,599    $112,202    $  77,877
                                                        =========    ========    =========
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES
Fair value of assets acquired, excluding cash.........  $      --    $398,737    $  14,868
Less:
  Cash paid...........................................         --     235,144        6,981
  Acquisition obligation..............................         --      21,637           --
  Promissory notes issued.............................         --          --        5,000
                                                        ---------    --------    ---------
Liabilities assumed...................................  $      --    $141,956    $   2,887
                                                        =========    ========    =========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

1. BASIS OF PRESENTATION AND ORGANIZATION

  (a) BASIS OF PRESENTATION

     Polo Ralph Lauren Corporation ("PRLC") was incorporated in Delaware in March 1997. The consolidated financial statements include the accounts of PRLC and its wholly and majority owned subsidiaries. All intercompany balances and transactions have been eliminated. PRLC and its subsidiaries are collectively referred to herein as "we," "us," "our" and "ourselves."

     We have included the December 31, 2000 consolidated balance sheet and January 6, 2000 combined balance sheet of Poloco (as defined), our wholly owned subsidiary, in the accompanying March 31, 2001 and April 1, 2000, consolidated balance sheets. We also have consolidated the results of operations of Poloco for the year ended December 31, 2000, in the March 31, 2001 consolidated statements of income, stockholders' equity and cash flows.

  (b) ACQUISITIONS AND JOINT VENTURE


     On February 7, 2000, we announced the formation of Ralph Lauren Media, LLC ("RL Media"), a joint venture between National Broadcasting Company, Inc. and certain affiliated companies ("NBC") and ourselves. RL Media was created to bring our American lifestyle experience to consumers via multiple media platforms, including the Internet, broadcast, cable and print. Under the 30-year joint venture agreement, RL Media will be owned 50% by us and 50% by NBC. In exchange for a 50% interest, we will provide marketing through our annual print advertising campaign, make our merchandise available at initial cost of inventory and sell RL Media's excess inventory through our outlet stores, among other things. NBC will contribute $110.0 million of television and online advertising. NBC will also contribute $40.0 million in online distribution and promotion and a cash funding commitment up to $50.0 million. Under the terms of the joint venture agreement, for tax purposes, we will not absorb any losses from the joint venture up to the first $50.0 million incurred and will share proportionately in the net income or losses thereafter. Additionally, we will receive a royalty on the sale of our products by RL Media based on specified percentages of net sales over a predetermined threshold, subject to certain limitations; to date, no such royalty income has been recognized. RL Media's managing board will have equal representation from NBC and us. The joint venture has been accounted for under the equity method from the effective date of its formation. Our financial basis in RL Media is zero. Our equity in the net assets of RL Media is less than our financial basis. We have not recognized any losses in excess of our financial basis since there are no financial guarantees, commitments or obligations to fund the operations of RL Media.


     On January 6, 2000, we completed the acquisition of stock and certain assets of Poloco S.A.S. and certain of its affiliates ("Poloco"), which hold licenses to sell our men's and boys' apparel, our men's and women's Polo Jeans apparel, and certain of our accessories in Europe. In addition to acquiring Poloco's wholesale business, we acquired one flagship store in Paris and six outlet stores located in France, the United Kingdom and Austria. We acquired Poloco for an aggregate cash consideration of $209.7 million, plus the assumption of $10.0 million in short-term debt. We used a portion of the net proceeds from the Eurobond Offering (as defined) to finance this acquisition. During the quarter ended July 1, 2000, the final 10% of the acquisition price for Poloco in the amount of $20.9 million was distributed in accordance with the terms of the agreement. This acquisition has been accounted for as a purchase. The purchase price has been allocated based upon the fair values of the net assets acquired at the date of acquisition. This allocation resulted in an excess of purchase price over the estimated fair value of net assets acquired of $198.3 million, which has been recorded as goodwill and is being amortized on a straight-line basis over an estimated useful life of 40 years.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     The following table sets forth unaudited pro forma combined statement of income information for fiscal 2000 had the acquisition of Poloco occurred at the beginning of the period:

                                                              FISCAL YEAR
                                                                  2000
                                                              ------------
                                                              (UNAUDITED)
Pro forma net revenues......................................   $2,135,736
Pro forma net income........................................      162,398
Pro forma net income per share -- Basic and Diluted.........         1.64

     The unaudited pro forma information above has been prepared for comparative purposes only and includes certain adjustments to our historical statements of income, such as additional amortization as a result of goodwill and increased interest expense on acquisition debt. The results do not purport to be indicative of the results of operations that would have resulted had the acquisition occurred at the beginning of the period, or of future results of operations of the consolidated entities.

     On April 6, 1999, PRL Acquisition Corp., a Nova Scotia unlimited liability corporation and our wholly owned subsidiary, acquired, through a tender offer, 98.83% of the outstanding shares of Club Monaco Inc. ("Club Monaco"), a corporation organized under the laws of the Province of Ontario, Canada. On May 3, 1999, PRL Acquisition Corp. acquired the remaining outstanding 1.17% shares pursuant to a statutory compulsory acquisition. The total purchase price was $51.0 million in cash based on foreign exchange rates in effect on the dates indicated. We used funds from our credit facility to finance this acquisition and to repay in full assumed debt of Club Monaco of $35.0 million. We have accounted for this acquisition as a purchase and have consolidated the operations of Club Monaco in the accompanying financial statements from the effective date of the transaction. The purchase price has been allocated based upon the fair values of the net assets acquired at the date of the acquisition. This allocation resulted in an excess of purchase price over the estimated fair value of net assets acquired of $44.5 million, which has been recorded as goodwill and is being amortized on a straight-line basis over an estimated useful life of 40 years.

  (c) BUSINESS

     We design, license, contract for the manufacture of, market and distribute men's and women's apparel, accessories, fragrances, skin care products and home furnishings. Our sales are principally to major department and specialty stores located throughout the United States and Europe. We also sell directly to consumers through full price, flagship, outlet and Club Monaco stores located throughout the United States, Canada, Europe, Great Britain and Asia.

     We are party to licensing agreements which grant the licensee exclusive rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas. The license agreements typically provide for designated terms with renewal options based on achievement of specified sales targets. The agreements also require that certain minimum amounts be spent on advertising for licensed products. Additionally, as part of the licensing arrangements, each licensee is typically required to enter into a design services agreement pursuant to which design and other creative services are provided. The license and design services agreements provide for payments based on specified percentages of net sales of licensed products. Additionally, we have granted royalty-free licenses to independent parties to operate Polo stores to promote the sale of our merchandise and our licensees' merchandise both domestically and internationally.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     A significant amount of our products are produced in the Far East, through arrangements with independent contractors. As a result, our operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located, by the imposition of additional duties or regulations relating to imports, by the contractors' inability to meet our production requirements or by other factors.

2. SIGNIFICANT ACCOUNTING POLICIES

  FISCAL YEAR

     Our fiscal year ends on the Saturday nearest to March 31. All references to "2001," "2000" and "1999" represent the 52- or 53-week fiscal years ended March 31, 2001, April 1, 2000 and April 3, 1999. Fiscal 2001 and 2000 reflect a 52-week period and fiscal 1999 reflects a 53-week period.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates embodied in the consolidated financial statements include reserves for accounts receivable, inventories and restructuring.

  CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.

  MARKETABLE SECURITIES

     We determine the appropriate classification of our investments in debt securities at the time of purchase and reevaluate such determinations at each balance sheet date. At March 31, 2001, we had invested in debt securities which we do not intend to hold to maturity. Accordingly, these investments are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of income taxes, reported in stockholders' equity. The amortized cost of available-for-sale securities approximated their fair value at March 31, 2001. Gross realized gains and losses on sales of available-for-sale securities were not material.

     Our investments in debt securities are diversified among high-credit quality securities in accordance with our risk management policy. The following is a summary of our investments in available-for-sale marketable securities at March 31, 2001:

                                                              MARCH 31,
                                                                2001
                                                              ---------
Corporate debt securities...................................   $18,462
Commercial paper............................................     9,584
Money market funds..........................................    22,675
                                                               -------
                                                               $50,721
                                                               =======

     The contractual maturities of debt securities at March 31, 2001, are as follows: $44.6 million due in one year or less and $6.1 million due between one and two years. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

  INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out ("FIFO") method) or market. Effective April 4, 1999, we changed our method of valuing our retail inventories from the retail method to the FIFO method. The impact of this change was not material.

  STORE PRE-OPENING COSTS

     Effective April 4, 1999, we adopted the provisions of Statement of Position No. 98-5 ("SOP No. 98-5"), Reporting on the Costs of Start-up Activities. SOP No. 98-5 requires that costs of start-up activities, including store pre-opening costs, be expensed as incurred. Prior to the adoption of SOP No. 98-5, our accounting policy was to capitalize store pre-opening costs as prepaid expenses and amortize such costs over a 12-month period following store opening. As a result of adopting SOP No. 98-5, we recorded a charge of $4.0 million, after taxes, in fiscal 2000 as the cumulative effect of a change in accounting principle in the accompanying consolidated financial statements.

  PROPERTY, EQUIPMENT, DEPRECIATION AND AMORTIZATION


     Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is as follows:
buildings -- 37.5 years; furniture and fixtures and machinery and equipment -- 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the related lease or the estimated useful life (up to 28 years). Major additions and betterments are capitalized, and repairs and maintenance are charged to operations in the period incurred. We capitalize our share of the cost of outfitting shop-within-shops fixed assets within furniture and fixtures. These assets are amortized using the straight line method over their estimated useful lives of three to five years.


  GOODWILL

     Goodwill represents the excess of purchase cost over the fair value of net assets of businesses acquired. We amortize goodwill on a straight-line basis over its estimated useful life, ranging from 11 to 40 years. Amortization expense was $8.0 million, $3.7 million and $1.6 million in fiscal 2001, 2000 and 1999. Accumulated amortization was $13.9 million and $5.9 million at March 31, 2001 and April 1, 2000.

  IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

     We assess the carrying value of long-lived and intangible assets, including unamortized goodwill, as current facts and circumstances indicate that they may be impaired. In evaluating the fair value and future benefits of such assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period and would recognize an impairment loss if the carrying value exceeded the expected future cash flows. The impairment loss would be measured based upon the difference between the fair value of the asset and its recorded carrying value. See Note 3 for long-lived and intangible asset write downs recorded in connection with our fiscal 2001 Operational Plan (as defined -- see Note 3) and fiscal 1999 Restructuring Plan (as defined -- see Note 3).

  OFFICERS' LIFE INSURANCE

     We maintain key man life insurance policies on several of our senior executives, the majority of which contain split dollar arrangements. The key man policies are recorded at their cash surrender value, while the policies with split dollar arrangements are recorded at the lesser of their cash surrender value or premiums paid. Amounts recorded under these policies aggregated

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

$42.0 million and $36.9 million at March 31, 2001 and April 1, 2000, and are included in other assets in the accompanying consolidated balance sheets.

  REVENUE RECOGNITION


     Sales, including sales made to customers in connection with our shop-within-shops, are recognized upon shipment of products to customers since title passes upon shipment and, in the case of sales by our retail and outlet stores, when goods are sold to consumers. Allowances for estimated uncollectible accounts and discounts are provided when sales are recorded. Licensing revenue is recognized based upon shipment of licensed products sold by our licensees, net of allowances.


  ADVERTISING

     We expense the production costs of advertising, marketing and public relations expenses upon the first showing of the related advertisement. We expense the costs of advertising paid to customers under cooperative advertising programs when the related advertisements are run. Total advertising expenses, including cooperative advertising, included within selling, general and administrative expenses amounted to $88.8 million, $73.6 million and $76.2 million in fiscal 2001, 2000 and 1999.

  INCOME TAXES

     We account for income taxes under the liability method. Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. A valuation allowance is recorded to reduce a deferred tax asset to that portion which is expected to more likely than not be realized.

  DEFERRED RENT OBLIGATIONS

     We account for rent expense under noncancelable operating leases with scheduled rent increases and landlord incentives on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payment amounts and landlord incentives is recorded as a deferred liability. Unamortized deferred rent obligations amounted to $46.8 million and $52.9 million at March 31, 2001 and April 1, 2000, and are included in accrued expenses and other, and other noncurrent liabilities in the accompanying consolidated balance sheets.

  FOREIGN CURRENCY TRANSACTIONS AND TRANSLATIONS

     The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Results of operations are translated at the average rate of exchange prevailing throughout the period. Translation adjustments arising from differences in exchange rates from period to period are included in other comprehensive income, net of taxes, except for certain foreign-denominated debt. We have designated a portion of our Eurobond (as defined -- See Note 7) debt as a hedge of our net investment in a foreign subsidiary. Transaction gains or losses on the unhedged portion resulting from changes in the euro rate are recorded in income and amounted to $5.8 million in fiscal 2001. Gains and losses from other foreign currency transactions are included in operating results and were not material.

  FINANCIAL INSTRUMENTS

     We, from time to time, use derivative financial instruments to reduce our exposure to changes in foreign exchange and interest rates. While these instruments are subject to risk of loss from changes in exchange or interest rates, those losses generally would be offset by gains on the related exposure.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). This Statement, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires the recognition of all derivatives, whether designated in hedging relationships or not, as either assets or liabilities in the statement of financial position, and measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative is dependent upon the intended use of the derivative. SFAS No. 133 defines new requirements for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings. SFAS No. 133 is effective for our first quarter of our fiscal year ending March 30, 2002.

     As described further in Note 9, we have entered into interest rate swap agreements and forward foreign exchange contracts which qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, we will record the fair value of these derivatives at April 1, 2001 and the resulting net unrealized gain, after taxes, of approximately $4.2 million will be recorded in other comprehensive income as a cumulative transition adjustment.

  STOCK OPTIONS

     We use the intrinsic value method to account for stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees and have adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

  COMPREHENSIVE INCOME

     Other comprehensive income consists of foreign currency translation adjustments, net of taxes, and is reflected in the consolidated statements of stockholders' equity.

  COST OF GOODS SOLD AND SELLING EXPENSES

     Cost of goods sold includes the expenses incurred to acquire and produce inventory for sale, including product costs, freight-in, import costs, as well as reserves for shrinkage. The costs of selling the merchandise, including preparing the merchandise for sale, such as picking, packing, warehousing and order charges, are included in selling, general and administrative expenses.

  SHIPPING AND HANDLING COSTS

     We reflect shipping and handling costs as a component of selling, general and administrative expenses in the consolidated statements of income. The costs approximated $35.6 million, $32.5 million, and $25.9 million in fiscal years 2001, 2000 and 1999, respectively. As a percent of revenues they represented 1.6%, 1.7% and 1.5% in 2001, 2000 and 1999, respectively. We bill our wholesale customers for shipping and handling costs and record such revenues in net sales upon shipment.

  NET INCOME PER SHARE

     Basic net income per share was calculated by dividing net income by the weighted average number of shares outstanding during the period, excluding any potential dilution. Diluted net income per share was calculated similarly but includes potential dilution from the exercise of

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES stock options and awards. The difference between the basic and diluted weighted average shares outstanding is due to the dilutive effect of stock options and restricted stock awards issued under our stock option plans, which were 673,200, 108,788 and 158,824 shares for fiscal 2001, 2000 and 1999.

  RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2001, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 00-25, Vendor Income Statement Characteristics of Consideration Paid to a Reseller of the Vendor's Products ("EITF No. 00-25"). EITF No. 00-25 concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration characterized as a cost incurred if a benefit is or will be received from the recipient of the consideration if certain conditions are met. This pronouncement is effective for our first quarter in the year ending March 29, 2003. We have not yet determined the impact of adopting this pronouncement on our consolidated results of operations.

  RECLASSIFICATIONS

     For comparative purposes, certain prior period amounts have been reclassified to conform to the current period's presentation.

3. RESTRUCTURING AND SPECIAL CHARGES

  (a) 2001 OPERATIONAL PLAN

     During the second quarter of fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and to increase our overall profitability (the "Operational Plan"). The major initiatives of the Operational Plan included: refining our retail strategy; developing efficiencies in our supply chain; and consolidating corporate strategic business functions and internal processes.

     In connection with refining our retail strategy, we closed all 12 Polo Jeans Co. full-price retail stores and 11 under-performing Club Monaco retail stores. Costs associated with this aspect of the Operational Plan included lease and contract termination costs, store fixed asset write downs (primarily leasehold improvements of $21.5 million) and severance and termination benefits.

     Additionally, as a result of changes in market conditions combined with our change in retail strategy in certain locations in which we operate full-price retail stores, we performed an evaluation of the recoverability of the assets of certain of these stores in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. We concluded from the results of this evaluation that a significant permanent impairment of long-lived assets had occurred. Accordingly, we recorded a write down of these assets (primarily leasehold improvements) to their estimated fair value based on discounted future cash flows.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     In connection with the implementation of the Operational Plan, we recorded a pretax restructuring charge of $128.6 million in our second quarter of fiscal 2001. After extensive review of the Operational Plan, and changes in business conditions in certain markets in which we operate, we made an adjustment to the Operational Plan in our fourth quarter of fiscal 2001. We recorded a $5.0 million reduction of the liability for lease and contract termination costs resulting from the overestimation of costs associated with the closure of our retail stores due to market conditions that were more favorable than originally estimated. The major components of the charge and the activity through March 31, 2001, were as follows:

                                                     LEASE AND
                       SEVERANCE AND     ASSET       CONTRACT
                        TERMINATION      WRITE      TERMINATION    OTHER
                         BENEFITS        DOWNS         COSTS       COSTS       TOTAL
                       -------------     -----      -----------    -----       -----
2001 provision.......     $ 7,947       $ 98,835     $ 15,638      $1,134    $ 123,554
2001 activity........      (5,005)       (98,835)     (11,469)       (352)    (115,661)
                          -------       --------     --------      ------    ---------
Balance at March 31,
  2001...............     $ 2,942       $     --     $  4,169      $  782    $   7,893
                          =======       ========     ========      ======    =========

     Our operational review also targeted our supply chain management as one of the most important areas for improvement. In connection with initiating this aspect of the Operational Plan, we recorded $37.9 million of inventory write downs in our second quarter of fiscal year 2001 associated with our planned acceleration in the reduction of aged inventory. In the fourth quarter of fiscal 2001, we determined that the original provision was not sufficient and recorded additional inventory write downs of $3.6 million. These charges are reflected in cost of goods sold in the accompanying consolidated statement of income.

     Our Operational Plan also included the consolidation of certain corporate strategic business functions and internal processes. Costs associated with this aspect of the plan included the termination of operating contracts, streamlining of certain corporate and operating functions, and employee related matters. These costs aggregated $18.1 million and are included in selling, general and administrative expenses in the accompanying consolidated statement of income.

     Total severance and termination benefits as a result of the Operational Plan related to approximately 550 employees, 450 of whom have been terminated as of March 31, 2001. Total cash outlays related to the Operational Plan are expected to be approximately $24.7 million, $16.8 million of which have been paid to date. We expect to complete the implementation of the Operational Plan by the end of our second quarter of fiscal 2002 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.

  (b) 1999 RESTRUCTURING PLAN

     During the fourth quarter of fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure (the "Restructuring Plan"). The major initiatives of the Restructuring Plan included the following: an evaluation of our retail operations and site locations; the realignment and operational integration of our wholesale operating units; and the realignment and consolidation of corporate strategic business functions and internal processes.

     In an effort to improve the overall profitability of our retail operations, we closed three Polo stores and three outlet stores that were not performing at an acceptable level. Additionally, we converted two Polo stores and five outlet stores to new concepts expected to be more productive. Costs associated with this aspect of the Restructuring Plan included lease and

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES contract termination costs, store fixed asset (primarily leasehold improvements) and intangible asset write downs and severance and termination benefits.

     Our wholesale operations were realigned into two new operating units: Polo Brands and Collection Brands. Aspects of this realignment included: (i) the reorganization of the sales force and retail development areas; (ii) the streamlining of the design and development process; and (iii) the consolidation of the customer service departments. Additionally, we integrated the sourcing and production of our Polo Brands, outlet store and licensees' products into one consolidated unit. Costs associated with the wholesale realignment consisted primarily of severance and termination benefits and lease termination costs. Our review of our corporate business functions and internal processes resulted in a new management structure designed to better align businesses with similar functions and to identify and eliminate duplicative processes. Costs associated with the corporate realignment consisted primarily of severance and termination benefits and lease and contract termination costs.

     In connection with the implementation of the Restructuring Plan, we recorded a pretax restructuring charge of $58.6 million in our fourth quarter of fiscal 1999. The major components of the restructuring charge and the activity through March 31, 2001, were as follows:

                                                         LEASE AND
                             SEVERANCE AND    ASSET      CONTRACT
                              TERMINATION     WRITE     TERMINATION   OTHER
                               BENEFITS       DOWNS        COSTS      COSTS    TOTAL
                             -------------    -----     -----------   -----    -----
1999 provision.............     $15,277      $ 17,788    $ 24,665     $ 830   $ 58,560
1999 activity..............      (3,318)      (17,788)     (1,112)     (105)   (22,323)
                                -------      --------    --------     -----   --------
Balance at April 3, 1999...      11,959            --      23,553       725     36,237
2000 activity..............      (4,694)           --     (18,675)     (585)   (23,954)
                                -------      --------    --------     -----   --------
Balance at April 1, 2000...       7,265            --       4,878       140     12,283
2001 activity..............      (3,019)           --      (3,131)     (140)    (6,290)
                                -------      --------    --------     -----   --------
Balance at March 31,
  2001.....................     $ 4,246      $     --    $  1,747     $  --   $  5,993
                                =======      ========    ========     =====   ========

     After extensive review of the Restructuring Plan, and changes in business conditions in certain markets in which we operate, we made adjustments to the Restructuring Plan and incurred other restructuring related costs in fiscal 2000. These adjustments included the following: (i) a $0.9 million reduction of the liability for lease and contract termination costs resulting from the overestimation of costs associated with the closure and conversion of our retail stores due to improved market conditions; and (ii) a $0.9 million charge for the underestimation of severance and termination benefits recorded in the Restructuring Plan. The above adjustments had no net impact.

     Total severance and termination benefits as a result of the Restructuring Plan related to 280 employees, all of whom have been terminated. Total cash outlays related to the Restructuring Plan are approximately $39.5 million, $33.5 million of which have been paid to date. We completed the implementation of the Restructuring Plan in fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until fiscal 2003.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

4. INVENTORIES

                                                              MARCH 31,    APRIL 1,
                                                                2001         2000
                                                              ---------    --------
Raw materials...............................................  $  7,024     $ 13,649
Work-in-process.............................................     6,251        6,337
Finished goods..............................................   412,319      370,967
                                                              --------     --------
                                                              $425,594     $390,953
                                                              ========     ========

5. PROPERTY AND EQUIPMENT

                                                              MARCH 31,    APRIL 1,
                                                                2001         2001
                                                              ---------    --------
Land and improvements.......................................  $  3,408     $  3,108
Buildings...................................................    10,178       10,178
Furniture and fixtures......................................   229,824      192,444
Machinery and equipment.....................................    56,833       49,807
Leasehold improvements......................................   304,681      350,367
                                                              --------     --------
                                                               604,924      605,904
Less: accumulated depreciation and amortization.............   275,995      232,927
                                                              --------     --------
                                                              $328,929     $372,977
                                                              ========     ========

6. ACCRUED EXPENSES AND OTHER

                                                              MARCH 31,    APRIL 1,
                                                                2001         2000
                                                              ---------    --------
Accrued operating expenses..................................  $108,441     $ 90,467
Accrued payroll and benefits................................    37,760       26,621
Accrued restructuring charges...............................    13,886       12,283
Accrued acquisition obligation..............................        --       21,637
Accrued shop-within-shops...................................    15,085       17,808
                                                              --------     --------
                                                              $175,172     $168,816
                                                              ========     ========

7. FINANCING AGREEMENTS

     On June 9, 1997, we entered into a credit facility with a syndicate of banks which consists of a $225.0 million revolving line of credit available for the issuance of letters of credit, acceptances and direct borrowings and matures on December 31, 2002 (the "Credit Facility"). Borrowings under the Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus
 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate plus an interest margin.

     On March 30, 1999, in connection with our acquisition of Club Monaco, we entered into a $100.0 million senior credit facility (the "1999 Credit Facility") with a syndicate of banks consisting of a $20.0 million revolving line of credit and an $80.0 million term loan (the "Term Loan"). The revolving line of credit is available for working capital needs and general corporate purposes and matures on June 30, 2003. The Term Loan was used to finance the acquisition of

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES the stock of Club Monaco and to repay existing indebtedness of Club Monaco. The Term Loan is repayable on June 30, 2003. Borrowings under the 1999 Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus
 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate plus an interest margin. In April 1999, we entered into interest rate swap agreements with a notional amount of $100.0 million to convert the variable interest rate on the 1999 Credit Facility to a fixed rate of 5.5% (see Note 9).

     The Credit Facility and 1999 Credit Facility (the "Credit Facilities") contain customary representations, warranties, covenants and events of default, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness, loans, investments and incurrences of liens, and restrictions on sales of assets and transactions with affiliates. Additionally, the agreements provide that an event of default will occur if Mr. Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. On October 18, 2000, we received consent from our lenders under the Credit Facilities permitting us to incur the charges we recorded in connection with the Operational Plan (see Note 3) up to specified thresholds.

     On November 22, 1999, we issued Euro 275.0 million of 6.125 percent Notes (the "Eurobonds") due November 2006 (the "Eurobond Offering"). The Eurobonds are listed on the London Stock Exchange. The net proceeds from the Eurobond Offering were $281.5 million based on the Euro exchange rate on the issuance date. A portion of the net proceeds from the issuance was used to finance the acquisition of stock and certain assets of Poloco while the remaining net proceeds were retained for general corporate purposes. Interest on the Eurobonds is payable annually. During fiscal 2001, we repurchased 27.5 million of our outstanding Eurobonds, or $25.3 million based on Euro exchange rates. The loss on this early extinguishment of debt was not material.

     In connection with the Poloco acquisition, we assumed borrowings under short-term facilities which represent overdraft positions on bank accounts. These borrowings bore interest at .5% to 1.0% over the Euro Overnight Indexed Average which was 5.16% and 3.75% at March 31, 2001 and April 1, 2000.

     At March 31, 2001, we had $86.1 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $217.0 million outstanding in Eurobonds based on the year-end Euro exchange rate. We were also contingently liable for $34.2 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. At April 1, 2000, we had $86.1 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $262.7 million outstanding in Eurobonds based on the year-end Euro exchange rate. The Credit Facilities bore interest primarily at the institution's prime rate (ranging from 5.9% to 8.5% at March 31, 2001 and 6.9% to 9.0% at April 1, 2000). The weighted average interest rate on borrowings was 6.3%, 6.1% and 7.4% in fiscal 2001, 2000 and 1999.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

8. INCOME TAXES

     The components of the provision for income taxes were as follows:

                                                            FISCAL YEAR
                                                  --------------------------------
                                                    2001        2000        1999
                                                    ----        ----        ----
Current:
  Federal.......................................  $ 27,984    $ 71,565    $ 68,012
  State and local...............................    21,605      17,398      15,080
  Foreign.......................................    12,533       5,698       4,955
                                                  --------    --------    --------
                                                    62,122      94,661      88,047
                                                  --------    --------    --------
Deferred:
  Federal.......................................   (11,689)      4,527     (19,654)
  State and local...............................   (11,741)      2,234      (6,117)
                                                  --------    --------    --------
                                                   (23,430)      6,761     (25,771)
                                                  --------    --------    --------
                                                  $ 38,692    $101,422    $ 62,276
                                                  ========    ========    ========

     The foreign and domestic components of income (loss) before income taxes were as follows:

                                                            FISCAL YEAR
                                                  --------------------------------
                                                    2001        2000        1999
                                                    ----        ----        ----
Domestic........................................  $127,071    $215,270    $102,644
Foreign.........................................   (29,117)     33,616      50,182
                                                  --------    --------    --------
                                                  $ 97,954    $248,886    $152,826
                                                  ========    ========    ========

     The deferred tax assets reflect the net tax effect of temporary differences, primarily net operating loss carryforwards, property and equipment and accounts receivable, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The components of the net deferred tax assets at March 31, 2001 and April 1, 2000, were as follows:

                                                              MARCH 31,    APRIL 1,
                                                                2001         2000
                                                              ---------    --------
DEFERRED TAX ASSETS:
Net operating loss carryforwards............................  $ 30,651     $15,602
Property and equipment......................................    27,622       1,082
Accounts receivable.........................................    14,785      20,353
Uniform inventory capitalization............................     8,217       7,945
Deferred compensation.......................................     6,628       6,778
Restructuring reserves......................................     5,106       4,709
Trademark expenses..........................................     4,473       2,924
Accrued expenses............................................     2,057       3,327
Accrued royalty income......................................     1,941       3,519
Other.......................................................    13,246       2,569
                                                              --------     -------
                                                               114,726      68,808
Less: Valuation allowance...................................    22,426      17,362
                                                              --------     -------
                                                              $ 92,300     $51,446
                                                              ========     =======

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     We have available Federal net operating loss carryforwards of approximately $17.2 million and state net operating loss carryforwards of approximately $202.2 million for tax purposes to offset future taxable income. The net operating loss carryforwards expire beginning in fiscal 2004. The utilization of the Federal net operating loss carryforwards is subject to the limitations of Internal Revenue Code Section 382 which applies following certain changes in ownership of the entity generating the loss carryforward. As a result of the limitation of
Section 382, we believe that approximately $3.2 million of the federal net operating loss carryforwards will expire and not be utilized. A valuation allowance has been recorded against such net operating losses.

     Also, we have available additional state and foreign net operating loss carryforwards of approximately $15.0 million and $20.4 million for which no net deferred tax asset has been recognized. A full valuation allowance has been recorded since we do not believe that we will more likely than not be able to utilize these carryforwards to offset future taxable income. Subsequent recognition of a substantial portion of the deferred tax asset relating to these Federal, state and foreign net operating loss carryforwards would result in a reduction of goodwill recorded in connection with acquisitions. Additionally, we have recorded a valuation allowance against certain other deferred tax assets relating to our Canadian operations. Subsequent recognition of these deferred tax assets, as well as a portion of the foreign net operating loss carryforwards, would result in an income tax benefit in the year of such recognition.

     Provision has not been made for United States or additional foreign taxes on approximately $49.0 million of undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be reinvested. These earnings could become subject to tax if they were remitted as dividends, if foreign earnings were lent to PRLC or a subsidiary or U.S. affiliate of PRLC, or if the stock of the subsidiaries were sold. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practical. We believe that the amount of the additional taxes that might be payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by United States foreign tax credits.

     The historical provision for income taxes in fiscal 2001, 2000 and 1999 differs from the amounts computed by applying the statutory Federal income tax rate to income before income taxes due to the following:

                                                              FISCAL YEAR
                                                     ------------------------------
                                                      2001        2000       1999
                                                      ----        ----       ----
Provision for income taxes at statutory Federal
  rate.............................................  $34,284    $ 87,110    $53,489
Increase (decrease) due to:
  State and local income taxes, net of Federal
     benefit.......................................    6,005      12,761      5,825
  Foreign income, net..............................   (2,499)        753      1,055
  Other............................................      902         798      1,907
                                                     -------    --------    -------
                                                     $38,692    $101,422    $62,276
                                                     =======    ========    =======

9. FINANCIAL INSTRUMENTS

     In April 1999, we entered into interest rate swap agreements with commercial banks which expire in 2003 to hedge against interest rate fluctuations. The swap agreements effectively convert borrowings under the 1999 Credit Facility from variable rate to fixed rate obligations. Under the terms of these agreements, we make payments at a fixed rate of 5.5% and receive

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES payments from the counterparty based on the notional amount of $100.0 million at a variable rate based on the London Inter-Bank Offer Rate ("LIBOR"). The net interest paid or received on this arrangement is included in interest expense. The fair value of these agreements was an unrealized loss of $1.4 million and an unrealized gain of $4.4 million at March 31, 2001 and April 1, 2000, based upon the estimated amount that we would have to pay or would receive to terminate the agreements, as determined by the financial institutions.

     We entered into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations. Gains and losses on these contracts are deferred and recognized as adjustments to the basis of those assets. These gains and losses were not material. At March 31, 2001, we had foreign exchange contracts outstanding as follows: (i) to receive 60 million French Francs in fiscal 2001 in exchange for
5.6 million British Pounds; (ii) to deliver 279 million French Francs in fiscal 2001 in exchange for $50.0 million; (iii) to deliver 1.5 million British Pounds in fiscal 2001 in exchange for Euro 2.5 million; and (iv) to deliver $1.3 million in fiscal 2001 in exchange for Euro 1.5 million. The fair value of these contracts resulted in an unrealized gain of approximately $10.0 million at March 31, 2001.

     The carrying amounts of financial instruments reported in the accompanying consolidated balance sheets at March 31, 2001 and April 1, 2000, approximated their estimated fair values, except for the Eurobonds, primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. The fair value of the Eurobonds, net of discounts, was $217.1 million and $258.6 million as of March 31, 2001 and April 1, 2000, based on its quoted market price as listed on the London Stock Exchange. Considerable judgment is required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange.

10. CONCENTRATION OF CREDIT RISK

     We sell our merchandise primarily to major upscale department stores across the United States and extend credit based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. We had three customers who in aggregate constituted approximately 52.0% and 54.0% of trade accounts receivable outstanding at March 31, 2001 and April 1, 2000.

     We had three significant customers who accounted for approximately 11.0%, 10.0% and 10.0% each of net sales in fiscal 2001, and for approximately 12.0%, 11.0% and 10.0% each of net sales in fiscal 2000. We had two significant customers who accounted for approximately 10.0% each of net sales in fiscal 1999. Additionally, we had four significant licensees who in aggregate constituted approximately 53.0%, 58.0% and 55.0% of licensing revenue in fiscal 2001, 2000 and 1999.

     We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the accompanying consolidated financial statements.

     We are also subject to concentrations of credit risk with respect to our cash and cash equivalents, marketable securities, interest rate swap agreements and forward foreign exchange contracts which we attempt to minimize by entering into these arrangements with major banks

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES and financial institutions and investing in high-quality instruments. We do not expect any counterparties to fail to meet their obligations.

11. EMPLOYEE BENEFITS

  PROFIT SHARING RETIREMENT SAVINGS PLANS

     We sponsor two defined contribution benefit plans covering substantially all eligible U.S. employees not covered by a collective bargaining agreement. The plans include a savings plan feature under Section 401(k) of the Internal Revenue Code. We make discretionary contributions to the plans and contribute an amount equal to 50% of the first 6% of an employee's contribution. Under the terms of the plans, a participant is 100% vested in our matching and discretionary contributions after five years of credited service. Contributions under these plans approximated $7.4 million, $4.3 million and $8.7 million in fiscal 2001, 2000 and 1999.

  UNION PENSION

     We participate in a multi-employer pension plan and are required to make contributions to the Union of Needletrades Industrial and Textile Employees (the "Union") for dues based on wages paid to union employees. A portion of these dues is allocated by the Union to a retirement fund which provides defined benefits to substantially all unionized workers. We do not participate in the management of the plan and have not been furnished with information with respect to the type of benefits provided, vested and nonvested benefits or assets.

     Under the Employee Retirement Income Security Act of 1974, as amended, an employer, upon withdrawal from or termination of a multi-employer plan, is required to continue funding its proportionate share of the plan's unfunded vested benefits. Such withdrawal liability was assumed in conjunction with the acquisition of certain assets from a nonaffiliated licensee. We have no current intention of withdrawing from the plan.

  DEFERRED COMPENSATION

     We have deferred compensation arrangements for certain key executives which generally provide for payments upon retirement, death or termination of employment. The amounts accrued under these plans were $18.1 million and $16.7 million at March 31, 2001 and April 1, 2000, and are reflected in other noncurrent liabilities in the accompanying consolidated balance sheets. Total compensation expense recorded was $3.2 million, $2.6 million and $2.7 million in fiscal 2001, 2000 and 1999. We fund a portion of these obligations through the establishment of trust accounts on behalf of the executives participating in the plans. The trust accounts are reflected in other assets in the accompanying consolidated balance sheets.

12. COMMON STOCK

     All of our outstanding Class B Common Stock is owned by Mr. Ralph Lauren and related entities and all of our outstanding Class C Common Stock is owned by certain investment funds affiliated with The Goldman Sachs Group, Inc. (collectively, the "GS Group"). Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than affiliates of Mr. Lauren. Shares of Class C Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than among members of the GS Group or, until April 15, 2002, any successor of a member of the GS Group. The holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

Class C Common Stock, except that holders of Class A Common Stock and Class C Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable law. Class A Common Stock, Class B Common Stock and Class C Common Stock are collectively referred to herein as "Common Stock."

13. STOCK INCENTIVE PLANS

     On June 9, 1997, our Board of Directors adopted the 1997 Long-Term Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan authorizes the grant of awards to any officer or other employee, consultant to, or director with respect to a maximum of 10.0 million shares of our Class A Common Stock (the "Shares"), subject to adjustment to avoid dilution or enlargement of intended benefits in the event of certain significant corporate events, which awards may be made in the form of: (i) nonqualified stock options; (ii) stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code; (iii) stock appreciation rights; (iv) restricted stock and/or restricted stock units; (v) performance awards; and (vi) other stock-based awards. On June 13, 2000, our Board of Directors increased the maximum number of Shares that can be granted under the Stock Incentive Plan to
20.0 million shares. At March 31, 2001, we had an additional 11.0 million Shares reserved for issuance under this plan.

     On June 9, 1997, our Board of Directors adopted the 1997 Stock Option Plan for Non-Employee Directors (the "Non-Employee Directors Plan"). Under the Non-Employee Directors Plan, grants of options to purchase up to 500,000 Shares may be granted to non-employee directors. Stock options vest in equal installments over two years and expire ten years from the date of grant. In fiscal 2001, 2000 and 1999, our Board of Directors granted options to purchase 12,250, 12,000 and 28,500 Shares with exercise prices equal to the stock's fair market value on the date of grant. At March 31, 2001, we had 417,250 options reserved for issuance under this plan.

     Stock options were granted in fiscal 2001, 2000 and 1999 under the plans with an exercise price equal to the stock's fair market value on the date of grant. These options vest in equal installments primarily over three years for officers and other key employees and over two years for all remaining employees and non-employee directors. The options expire ten years from the date of grant. No compensation cost has been recognized in the accompanying consolidated financial statements in accordance with APB No. 25. If compensation cost had been recognized for stock options granted under the plans based on the fair value of the stock options at the grant date in accordance with SFAS No. 123, our historical net income and net income per share in fiscal 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:

                                                                FISCAL YEAR
                                                     ---------------------------------
                                                      2001         2000         1999
                                                      ----         ----         ----
Pro forma net income...............................  $43,120     $128,000      $77,953
Pro forma net income per share --
  Basic............................................     0.45         1.29         0.78
  Diluted..........................................     0.44         1.29         0.78

     We used the Black-Scholes option-pricing model to determine the fair value of grants made. The weighted average fair value of options granted was $11.14, $12.33 and $14.02 per share in

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES fiscal 2001, 2000 and 1999. The following assumptions were applied in determining the fair value of options granted:

                                                                FISCAL YEAR
                                                     ---------------------------------
                                                      2001         2000         1999
                                                      ----         ----         ----
Risk-free interest rate............................    6.35%        5.81%        5.46%
Expected dividend yield............................       0%           0%           0%
Weighted average expected option life..............   6.0yrs       6.0yrs       6.0yrs
Expected stock price volatility....................    85.0%        65.0%        44.0%

     Stock option activity for the Stock Incentive Plan and Non-Employee Directors Plan in fiscal 2001, 2000 and 1999 was as follows:

                                                                             WEIGHTED
                                                             NUMBER OF       AVERAGE
                                                              SHARES      EXERCISE PRICE
                                                             ---------    --------------
BALANCE AT MARCH 28, 1998..................................    4,084          $26.00
Granted....................................................    1,736           27.70
Exercised..................................................       (4)          26.00
Forfeited..................................................     (518)          26.24
                                                               -----          ------
BALANCE AT APRIL 3, 1999...................................    5,298          $26.53
Granted....................................................    2,767           19.07
Exercised..................................................       --              --
Forfeited..................................................     (815)          25.64
                                                               -----          ------
BALANCE AT APRIL 1, 2000...................................    7,250          $23.77
Granted....................................................    2,831           14.73
Exercised..................................................     (449)          22.95
Forfeited..................................................     (764)          22.00
                                                               -----          ------
BALANCE AT MARCH 31, 2001..................................    8,868          $20.79
                                                               =====          ======

     Additional information relating to options outstanding as of March 31, 2001, was as follows:

                                               WEIGHTED-                       WEIGHTED-
                                 WEIGHTED-      AVERAGE                         AVERAGE
                                  AVERAGE      EXERCISE                         EXERCISE
                                 REMAINING       PRICE                           PRICE
RANGE OF            NUMBER      CONTRACTUAL   OF OPTIONS        NUMBER       OF EXERCISABLE
EXERCISE PRICES   OUTSTANDING      LIFE       OUTSTANDING    EXERCISABLE        OPTIONS
---------------   -----------   -----------   -----------    -----------     --------------
$13.94 - $17.06      2,576          9.2         $14.28              9            $17.06
$17.13 - $19.56      2,144          8.2          19.00            607             18.98
$20.19 - $25.19        328          8.6          22.14             95             22.52
$26.00 - $29.91      3,820          6.5          26.71          3,414              6.53
                     -----          ---         ------          -----            ------
                     8,868          7.8         $20.79          4,125            $25.31
                     =====          ===         ======          =====            ======

     In March 1998, our Board of Directors authorized the repurchase, subject to market conditions, of up to $100.0 million of our Shares. Share repurchases were made in the open market over the two-year period which commenced April 1, 1998. On March 2, 2000, our Board of Directors authorized a two-year extension to the stock repurchase program. Shares acquired under the repurchase program will be used for stock option programs and other corporate purposes. The repurchased Shares have been accounted for as treasury stock at cost. At March 31, 2001, we had repurchased 3,771,806 Shares at an aggregate cost of $71.2 million.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

14. COMMITMENTS AND CONTINGENCIES

  LEASES

     We lease office, warehouse and retail space and office equipment under operating leases which expire through 2029. As of March 31, 2001, aggregate minimum annual rental payments under noncancelable operating leases with lease terms in excess of one year were payable as follows:

FISCAL YEAR ENDING
------------------
2002........................................................    $ 80,842
2003........................................................      73,473
2004........................................................      69,055
2005........................................................      62,669
2006........................................................      54,891
Thereafter..................................................     318,553
                                                                --------
                                                                $659,483
                                                                ========

     Rent expense charged to operations was $75.6 million, $66.7 million and $59.6 million, net of sublease income of $2.2 million, $1.7 million and $1.6 million, in fiscal 2001, 2000 and 1999. Substantially all outlet and retail store leases provide for contingent rentals based upon sales and require us to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales, and one significant lease requires a fair market value adjustment at January 1, 2004. Contingent rental charges included in rent expense were $6.1 million, $5.3 million and $4.1 million in fiscal 2001, 2000 and 1999.

  EMPLOYMENT AGREEMENTS

     We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

  TAXES

     The predecessor of Poloco, which we acquired in January 2000, has been subject to a tax audit in France for the years 1996, 1997 and 1998. In late December 1999, the French tax authorities issued a notification preliminarily advising that additional taxes, penalties and interest would be due for the years in question. Poloco and its former parent, S.A. Louis Dreyfus ("Dreyfus") are contesting the assessment. We are indemnified by Dreyfus under the purchase agreement.

  LEGAL MATTERS

     In January 1999, two actions were filed in California naming as defendants more than a dozen United States-based companies that source apparel garments from Saipan (Commonwealth of the Northern Mariana Islands) and a large number of Saipan-based factories. The actions assert that the Saipan factories engage in unlawful practices relating to the recruitment and employment of foreign workers and that the apparel companies, by virtue of their alleged relationships with the factories, have violated various Federal and state laws. One action, filed in California Superior Court in San Francisco by a union and three public interest groups, alleges unfair competition and false advertising and seeks equitable relief, unspecified amounts

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES for restitution and disgorgement of profits, interest and an award of attorney's fees. The second, filed in Federal Court for the Central District of California and subsequently transferred to the United States District Court for the District of Hawaii, is brought on behalf of a purported class consisting of the Saipan factory workers. It alleges claims under the Federal civil RICO statute, Federal peonage and involuntary servitude laws, the Alien Tort Claims Act, and state tort law, and seeks equitable relief and unspecified damages, including treble and punitive damages, interest and an award of attorney's fees. Although we were not named as a defendant in these suits, we source products in Saipan, and counsel for the plaintiffs in these actions informed us that we are a potential defendant in these or similar actions. We have since entered into an agreement to settle any claims for nonmaterial consideration. The settlement agreement is subject to court approval. We have denied any liability and are not in a position to evaluate the likelihood of a favorable or unfavorable outcome if the settlement is not approved and litigation proceeds.

     As part of the settlement, we have since been named as a defendant, along with certain other apparel companies, in a State Court action in California styled Union of Needletrades Industrial and Textile Employees, et al. v. Brylane, L.P., et al., in the San Francisco County Superior Court for the District of Hawaii, that mirrors portions of the larger State and Federal Court actions but does not include RICO and certain of the other claims alleged in those actions. The newly filed actions are expected to remain inactive unless settlement is not finally approved by the Federal Court.

     We are from time to time involved in legal claims, involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. In our opinion, the resolution of any matter currently pending will not have a material adverse effect on our consolidated financial condition or results of operations.

15. QUARTERLY INFORMATION (UNAUDITED)

     The following is a summary of certain unaudited quarterly financial information for fiscal 2001 and 2000:

                                      JULY 1,     SEPT. 30,    DEC. 30,    MARCH 31,
FISCAL 2001                             2000        2000         2000        2001
-----------                           -------     ---------    --------    ---------
Net revenues........................  $487,297    $586,217     $613,740    $538,520
Gross profit........................   252,547     250,133      297,520     262,847
Net income (loss)...................    23,983     (62,821)      50,603      47,497
Net income (loss) per share --
  Basic.............................  $   0.25    $  (0.65)    $   0.52    $   0.49
  Diluted...........................      0.25       (0.65)        0.52        0.48
Shares outstanding -- Basic.........    97,092      96,713       96,530      96,740
Shares outstanding -- Diluted.......    97,350      97,256       97,347      98,164

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                                      JULY 3,     OCT. 2,     JAN. 1,     APRIL 1,
FISCAL 2000                             1999        1999        2000        2000
-----------                           -------     -------     -------     --------
Net revenues........................  $434,421    $543,885    $510,299    $466,923
Gross profit........................   216,975     269,415     239,580     227,168
Net income..........................    24,110      55,349      32,268      31,770
Net income per share --
  Basic and Diluted.................  $   0.24    $   0.56    $   0.33    $   0.32
Shares outstanding -- Basic.........    99,533      99,118      98,808      98,243
Shares outstanding -- Diluted.......    99,704      99,251      98,938      98,347

16. SEGMENT REPORTING

     We have three reportable business segments: wholesale, retail and licensing. Our reportable segments are individual business units that offer different products and services. The segments are managed separately because each segment requires different strategic initiatives, promotional campaigns, marketing, and advertising, based upon its own individual positioning in the market. Additionally, these segments reflect the reporting basis used internally by senior management to evaluate performance and the allocation of resources.

     Our wholesale segment consists of two operating units: Polo Brands and Collection Brands. Each unit designs, sources, markets and distributes discrete brands. Both units primarily sell products to major department and specialty stores and to our owned and licensed retail stores.

     The retail segment operates two types of stores: outlet and full price stores, including flagship stores. The stores sell our products purchased from our wholesale segment, our licensees and our suppliers.

     The licensing segment, which consists of product, international and home collection, generates revenues from royalties through its licensing alliances. The licensing agreements grant the licensee rights to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas.

     The accounting policies of the segments are consistent with those described in Note 2, Significant Accounting Policies. Intersegment sales and transfers are recorded at cost and treated as a transfer of inventory. All intercompany revenues and profits or losses are eliminated in consolidation. We do not review these sales when evaluating segment performance. We evaluate each segment's performance based upon income or loss from operations before interest, nonrecurring gains and losses and income taxes. Corporate overhead expenses are allocated to each segment based upon each segment's usage of corporate resources.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     Our net revenues, income from operations, depreciation and amortization expense and capital expenditures for fiscal 2001, 2000 and 1999, and total assets as of March 31, 2001, April 1, 2000 and April 3, 1999, for each segment were as follows:

                                                          FISCAL YEAR
                                             --------------------------------------
                                                2001          2000          1999
                                                ----          ----          ----
NET REVENUES:
Wholesale..................................  $1,053,842    $  885,246    $  859,498
Retail.....................................     928,577       833,980       659,352
Licensing..................................     243,355       236,302       208,009
                                             ----------    ----------    ----------
                                             $2,225,774    $1,955,528    $1,726,859
                                             ==========    ==========    ==========
INCOME FROM OPERATIONS:
Wholesale..................................  $  127,040    $   81,139    $   59,796
Retail.....................................      27,710        26,176        31,840
Licensing..................................     145,598       149,900       122,509
                                             ----------    ----------    ----------
                                                300,348       257,215       214,145
Less: Unallocated restructuring and special
  charges..................................     183,127            --        58,560
Add: Cumulative effect of pretax accounting
  change...................................          --         6,696            --
                                             ----------    ----------    ----------
                                             $  117,221    $  263,911    $  155,585
                                             ==========    ==========    ==========
DEPRECIATION AND AMORTIZATION:
Wholesale..................................  $   31,642    $   23,004    $   21,111
Retail.....................................      35,896        36,393        20,349
Licensing..................................      11,061         6,883         4,954
                                             ----------    ----------    ----------
                                             $   78,599    $   66,280    $   46,414
                                             ==========    ==========    ==========
CAPITAL EXPENDITURES:
Wholesale..................................  $   20,957    $   16,219    $   32,013
Retail.....................................      57,836        60,778        59,568
Licensing..................................       6,217         3,813         7,817
Corporate..................................      20,160        41,200        42,294
                                             ----------    ----------    ----------
                                             $  105,170    $  122,010    $  141,692
                                             ==========    ==========    ==========

                                             MARCH 31,      APRIL 1,      APRIL 3,
                                                2001          2000          1999
                                             ---------      --------      --------
TOTAL ASSETS:
Wholesale..................................  $  604,834    $  524,223    $  376,154
Retail.....................................     528,836       596,989       424,203
Licensing..................................     154,714       202,090        73,389
Corporate..................................     337,709       297,260       230,838
                                             ----------    ----------    ----------
                                             $1,626,093    $1,620,562    $1,104,584
                                             ==========    ==========    ==========

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     Our net revenues for fiscal 2001, 2000 and 1999, and our long-lived assets as of March 31, 2001 and April 1, 2000, by geographic location were as follows:

                                                          FISCAL YEAR
                                             --------------------------------------
                                                2001          2000          1999
                                                ----          ----          ----
NET REVENUES:
United States..............................  $1,875,223    $1,802,246    $1,648,092
Foreign countries..........................     350,551       153,282        78,767
                                             ----------    ----------    ----------
                                             $2,225,774    $1,955,528    $1,726,859
                                             ==========    ==========    ==========

                                                              MARCH 31,    APRIL 1,
                                                                2001         2000
                                                              ---------    --------
LONG-LIVED ASSETS:
United States...............................................  $286,257     $306,439
Foreign countries...........................................    42,672       66,538
                                                              --------     --------
                                                              $328,929     $372,977
                                                              ========     ========

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 29,        MARCH 31,
                                                                   2001               2001
                                                               ------------        ---------
                                                               (UNAUDITED)
                                                                       (IN THOUSANDS,
                                                              EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets
  Cash and cash equivalents.................................    $  294,569         $  102,219
  Accounts receivable, net of allowances of $9,187 and
     $12,090................................................       245,615            269,010
  Inventories...............................................       355,152            425,594
  Deferred tax assets.......................................        34,276             31,244
  Prepaid expenses and other................................        43,006             73,654
                                                                ----------         ----------
          TOTAL CURRENT ASSETS..............................       972,618            901,721
Property and equipment, net.................................       334,821            328,929
Deferred tax assets.........................................        63,179             61,056
Goodwill, net...............................................       280,760            249,391
Other assets, net...........................................        90,367             84,996
                                                                ----------         ----------
                                                                $1,741,745         $1,626,093
                                                                ==========         ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short term bank borrowings................................    $   73,920         $   86,112
  Accounts payable..........................................       195,255            178,293
  Income taxes payable......................................        36,940                 --
  Accrued expenses and other................................        96,816            175,172
                                                                ----------         ----------
          TOTAL CURRENT LIABILITIES.........................       402,931            439,577
Long-term debt..............................................       298,033            296,988
Other noncurrent liabilities................................        93,391             80,219
Stockholders' equity
  Common Stock
     Class A, par value $.01 per share; 500,000,000 shares
       authorized; 35,688,098 and 34,948,730 shares issued
       and outstanding......................................           356                349
     Class B, par value $.01 per share; 100,000,000 shares
       authorized; 43,280,021 shares issued and
       outstanding..........................................           433                433
     Class C, par value $.01 per share; 70,000,000 shares
       authorized; 22,720,979 shares issued and
       outstanding..........................................           227                227
  Additional paid-in-capital................................       479,823            463,001
  Retained earnings.........................................       554,489            430,047
  Treasury Stock, Class A, at cost (3,876,506 and 3,771,806
     shares)................................................       (73,246)           (71,179)
  Accumulated other comprehensive loss......................       (12,250)           (10,529)
  Unearned compensation.....................................        (2,442)            (3,040)
                                                                ----------         ----------
          TOTAL STOCKHOLDERS' EQUITY........................       947,390            809,309
                                                                ----------         ----------
                                                                $1,741,745         $1,626,093
                                                                ==========         ==========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                        THREE MONTHS ENDED              NINE MONTHS ENDED
                                   ----------------------------    ----------------------------
                                   DECEMBER 29,    DECEMBER 30,    DECEMBER 29,    DECEMBER 30,
                                       2001            2000            2001            2000
                                   ------------    ------------    ------------    ------------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                           (UNAUDITED)
Net sales........................  $   560,293     $   555,650     $ 1,549,553     $ 1,508,871
Licensing revenue................       56,802          58,090         181,066         178,383
                                   -----------     -----------     -----------     -----------
  NET REVENUES...................      617,095         613,740       1,730,619       1,687,254
Cost of goods sold...............      330,086         316,220         895,608         887,054
                                   -----------     -----------     -----------     -----------
  GROSS PROFIT...................      287,009         297,520         835,011         800,200
Selling, general and
  administrative expenses........      212,561         208,172         620,844         633,189
Restructuring charges............           --              --              --         128,571
                                   -----------     -----------     -----------     -----------
  INCOME FROM OPERATIONS.........       74,448          89,348         214,167          38,440
Foreign currency (gain)..........       (3,036)             --            (199)             --
Interest expense.................        4,501           5,704          15,204          18,992
                                   -----------     -----------     -----------     -----------
  INCOME BEFORE INCOME TAXES.....       72,983          83,644         199,162          19,448
Income tax provision.............       27,369          33,041          74,685           7,683
                                   -----------     -----------     -----------     -----------
  NET INCOME.....................  $    45,614     $    50,603     $   124,477     $    11,765
                                   ===========     ===========     ===========     ===========
Net income per share -- Basic....  $      0.47     $      0.52     $      1.28     $      0.12
                                   ===========     ===========     ===========     ===========
Net income per share --Diluted...  $      0.46     $      0.52     $      1.26     $      0.12
                                   ===========     ===========     ===========     ===========
Weighted average common shares
  outstanding -- Basic...........   97,506,076      96,530,102      97,350,775      96,778,511
                                   ===========     ===========     ===========     ===========
Weighted average common shares
  outstanding -- Diluted.........   98,504,094      97,347,194      98,433,333      97,245,629
                                   ===========     ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   NINE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 29,    DECEMBER 30,
                                                                  2001            2000
                                                              ------------    ------------
                                                                     (IN THOUSANDS)
                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................    $124,477        $ 11,765
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      63,234          60,084
  Deferred income taxes.....................................      (3,791)        (27,924)
  Provision for restructuring charges.......................          --          98,836
  Provision for losses on accounts receivable...............       1,184           1,314
  Other.....................................................        (274)         (3,924)
  Changes in assets and liabilities, net of acquisitions
     Accounts receivable, net...............................      19,880         (15,886)
     Inventories............................................      79,047         (15,963)
     Prepaid expenses and other.............................      30,379         (16,263)
     Other assets...........................................       1,506           9,633
     Accounts payable.......................................       4,649             641
     Income taxes payable, accrued expenses and other.......     (42,538)          2,983
                                                                --------        --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................     277,753         105,296
                                                                --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment.......................     (61,052)        (67,860)
  Acquisition, net of cash acquired.........................     (23,702)        (20,929)
  Cash surrender value -- officers' life insurance..........      (2,315)         (3,482)
                                                                --------        --------
NET CASH USED IN INVESTING ACTIVITIES.......................     (87,069)        (92,271)
                                                                --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repurchases of common stock...............................      (2,067)        (13,833)
  Proceeds from issuance of common stock....................      15,642             453
  (Repayments of) Proceeds from short term bank borrowings,
     net....................................................     (10,357)          2,944
  Repayments of long-term debt..............................      (1,256)         (6,496)
                                                                --------        --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........       1,962         (16,932)
                                                                --------        --------
Effect of exchange rate changes on cash.....................        (296)         (3,336)
                                                                --------        --------
Net increase (decrease) in cash and cash equivalents........     192,350          (7,243)
Cash and cash equivalents at beginning of period............     102,219         164,571
                                                                --------        --------
Cash and cash equivalents at end of period..................    $294,569        $157,328
                                                                ========        ========
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest....................................    $ 19,410        $ 26,910
                                                                ========        ========
  Cash paid for income taxes................................    $ 33,773        $ 52,870
                                                                ========        ========

          See accompanying notes to consolidated financial statements.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (INFORMATION FOR DECEMBER 29, 2001 AND DECEMBER 30, 2000 IS UNAUDITED)
                (IN THOUSANDS, EXCEPT WHERE OTHERWISE INDICATED)

1 BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements include the accounts of Polo Ralph Lauren Corporation ("PRLC") and its wholly and majority owned subsidiaries (collectively referred to as the "Company", "we", "us", and "our"). The consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted from this report as is permitted by such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The consolidated balance sheet data for March 31, 2001 is derived from the audited financial statements which are included in the Company's report on Form 10-K, which should be read in conjunction with these financial statements.

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the consolidated financial condition, results of operations, and changes in cash flows of the Company for the interim periods presented.

2 ACQUISITIONS

     On October 31, 2001, the Company completed the acquisition of substantially all of the assets of PRL Fashions of Europe SRL ("PRL Fashions" or "Italian Licensee") which held licenses to sell our women's Ralph Lauren apparel in Europe, our men's and boys' Polo Ralph Lauren apparel in Italy and men's and women's Polo Jeans Co. collections in Italy. PRL Fashions had revenues of approximately $75.0 million for their fiscal year 2000. The purchase price of this transaction was approximately $22.0 million in cash plus the assumption of certain liabilities and earn-out payments based on achieving profitability targets over the first three years with a guaranteed minimum annual payment of $3.5 million each year.

     Consistent with SFAS No. 141 and SFAS No. 142, this acquisition was accounted for as a purchase and the goodwill recorded will not be amortized. The assets acquired of $15,147 and liabilities assumed of $15,106 were recorded at estimated fair values as determined by the Company's management based on information currently available. Goodwill of approximately $32.5 million has been recognized for the excess of the purchase price over the preliminary estimate of fair market value of the net assets acquired.

     The Company is in the process of obtaining independent appraisals of the intangible assets acquired. Accordingly, the allocation of the purchase price is subject to revision, which is not expected to be material, based on the final determination of appraised and other fair values.

     On October 22, 2001, we acquired the Polo Brussels SA store from one of our licensees. The purchase price of this transaction was approximately $3.0 million in cash. Consistent with SFAS No. 141 and SFAS No. 142, the transaction was accounted for as a purchase and the goodwill is not being amortized. The sales and total assets were not material. The pro forma effect of these two acquisitions on the historical results were not material.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

3 RESTRUCTURING AND SPECIAL CHARGES

  (a) 2001 OPERATIONAL PLAN

     During the second quarter of Fiscal 2001, we completed an internal operational review and formalized our plans to enhance the growth of our worldwide luxury retail business, to better manage inventory and to increase overall profitability (the "Operational Plan"). The major initiatives of the Operational Plan included: refining our retail strategy; developing efficiencies in our supply chain; and consolidating corporate strategic business functions and internal processes.

     In connection with refining our retail strategy, we closed all 12 Polo Jeans Co. full-price retail stores and 11 under-performing Club Monaco retail stores. Costs associated with this aspect of the Operational Plan included lease and contract termination costs, store fixed asset write downs (primarily leasehold improvements of $21.5 million) and severance and termination benefits.

     Additionally, as a result of changes in market conditions combined with our change in retail strategy in certain locations in which we operate full-price retail stores, we performed an evaluation of the recoverability of the assets of certain of these stores in accordance with Statements of Financial Accounting Standards ("SFAS") No. 121, Accounting For The Impairment of Long-Lived Assets To Be Disposed Of. We concluded from the results of this evaluation that a significant permanent impairment of long-lived assets had occurred. Accordingly, we recorded a write down of these assets (primarily leasehold improvements) to their estimated fair value based on discounted future cash flows.

     In connection with the implementation of the Operational Plan, we recorded a pretax restructuring charge of $128.6 million in the second quarter of Fiscal 2001, subsequently adjusted for a $5.0 million reduction of liabilities in the fourth quarter of Fiscal 2001. The activity for the nine months ended December 29, 2001, was as follows:

                                                   SEVERANCE      LEASE AND
                                                      AND         CONTRACT
                                                  TERMINATION    TERMINATION
                                                   BENEFITS         COSTS        TOTAL
                                                  -----------    -----------    -------
Balance at March 31, 2001.......................    $ 2,942        $ 4,951      $ 7,893
2002 activity...................................     (1,934)        (3,931)      (5,865)
                                                    -------        -------      -------
Balance at December 29, 2001....................    $ 1,008        $ 1,020      $ 2,028
                                                    =======        =======      =======

     Total severance and termination benefits as a result of the Operational Plan related to approximately 550 employees, all of whom have been terminated. Total cash outlays related to the Operational Plan are expected to be approximately $24.7 million, $22.7 million of which have been paid to date. We completed the implementation of the Operational Plan in Fiscal 2002 and expect to settle the remaining liabilities in accordance with contract terms which extend until Fiscal 2003.

  (b) 1999 RESTRUCTURING PLAN

     During the fourth quarter of Fiscal 1999, we formalized our plans to streamline operations within our wholesale and retail operations and reduce our overall cost structure ("Restructuring Plan"). The major initiatives of the Restructuring Plan included the following: (1) an evaluation of our retail operations and site locations; (2) the realignment and operational integration of our wholesale operating units; and (3) the realignment and consolidation of corporate strategic business functions and internal processes.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     In connection with the implementation of the Restructuring Plan, we recorded a pretax restructuring charge of $58.6 million in our fourth quarter of Fiscal 1999. The activity for the nine months ended December 29, 2001, was as follows:

                                                   LEASE AND
                                                   SEVERANCE
                                                      AND         CONTRACT
                                                  TERMINATION    TERMINATION
                                                   BENEFITS         COSTS        TOTAL
                                                  -----------    -----------    -------
Balance at March 31, 2001.......................    $ 4,246        $1,747       $ 5,993
2002 activity...................................     (2,446)         (521)       (2,967)
                                                    -------        ------       -------
Balance at December 29, 2001....................    $ 1,800        $1,226       $ 3,026
                                                    =======        ======       =======

     Total severance and termination benefits as a result of the Restructuring Plan related to approximately 280 employees, all of whom have been terminated. Total cash outlays related to the Restructuring Plan are approximately $39.5 million, $36.5 million of which have been paid to date. We completed the implementation of the Restructuring Plan in Fiscal 2000 and expect to settle the remaining liabilities in accordance with contract terms which extend until Fiscal 2003.

4 INVENTORIES

     Inventories are valued at lower of cost (first-in, first-out, "FIFO") or market and consist of the following:

                                                           DECEMBER 29,    MARCH 31,
                                                               2001          2001
                                                           ------------    ---------
Raw materials............................................    $  2,826      $  7,024
Work-in-process..........................................       5,868         6,251
Finished goods...........................................     346,458       412,319
                                                             --------      --------
                                                             $355,152      $425,594
                                                             ========      ========

5 PROPERTY AND EQUIPMENT

                                                           DECEMBER 29,    MARCH 31,
                                                               2001          2001
                                                           ------------    ---------
Land and improvements....................................    $  3,700      $  3,408
Buildings................................................      10,178        10,178
Furniture and fixtures...................................     253,516       229,824
Machinery and equipment..................................      62,299        56,833
Leasehold improvements...................................     331,842       304,681
                                                             --------      --------
                                                              661,535       604,924
Less: accumulated depreciation and amortization..........    $326,714      $275,995
                                                             --------      --------
                                                             $334,821      $328,929
                                                             ========      ========

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

6 ACCRUED EXPENSES AND OTHER

                                                           DECEMBER 29,    MARCH 31,
                                                               2001          2001
                                                           ------------    ---------
Accrued operating expenses...............................    $63,014       $108,441
Accrued payroll and benefits.............................     16,507         37,760
Accrued restructuring charges............................      5,054         13,886
Accrued shop-within-shops................................     12,241         15,085
                                                             -------       --------
                                                             $96,816       $175,172
                                                             =======       ========

7 FINANCING AGREEMENTS

     On June 9, 1997, we entered into a credit facility with a syndicate of banks which consists of a $225.0 million revolving line of credit available for the issuance of letters of credit, acceptances and direct borrowings and matures on December 31, 2002 (the "Credit Facility"). Borrowings under the Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate plus an interest margin.

     On March 30, 1999, in connection with our acquisition of Club Monaco, we entered into a $100.0 million senior credit facility (the "1999 Credit Facility") with a syndicate of banks consisting of a $20.0 million revolving line of credit and an $80.0 million term loan (the "Term Loan"). The revolving line of credit is available for working capital needs and general corporate purposes and matures on June 30, 2003. The Term Loan was used to finance the acquisition of the stock of Club Monaco and to repay existing indebtedness of Club Monaco. The Term Loan is repayable on June 30, 2003. Borrowings under the 1999 Credit Facility bear interest, at our option, at a Base Rate equal to the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 1/2 of one percent, and the prime commercial lending rate of The Chase Manhattan Bank in effect from time to time, or at the Eurodollar Rate plus an interest margin. In April 1999, we entered into interest rate swap agreements with a notional amount of $100.0 million to convert the variable interest rate on the 1999 Credit Facility to a fixed rate of 5.5% (see Note 8).

     The Credit Facility and 1999 Credit Facility (the "Credit Facilities") contain customary representations, warranties, covenants and events of default, including covenants regarding maintenance of net worth and leverage ratios, limitations on indebtedness, loans, investments and incurrences of liens, and restrictions on sales of assets and transactions with affiliates. Additionally, the agreements provide that an event of default will occur if Mr. Lauren and related entities fail to maintain a specified minimum percentage of the voting power of our common stock. On October 18, 2000, we received consent from our lenders under the Credit Facilities permitting us to incur the charges we recorded in connection with the Operational Plan (see Note 3) up to specified thresholds.

     On November 22, 1999, we issued Euro 275.0 million of 6.125 percent Notes (the "Eurobonds") due November 2006 (the "Eurobond Offering"). The Eurobonds are listed on the London Stock Exchange. The net proceeds from the Eurobond Offering were $281.5 million based on the Euro exchange rate on the issuance date. A portion of the net proceeds from the issuance was used to finance the acquisition of stock and certain assets of Poloco while the remaining net proceeds were retained for general corporate purposes. Interest on the Eurobonds is payable annually. During fiscal 2001, we repurchased 27.5 million of our outstanding

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

Eurobonds, or $25.3 million based on Euro exchange rates. The loss on this early extinguishment of debt was not material.

     In connection with the Poloco acquisition, we assumed borrowings under short-term facilities which represent overdraft positions on bank accounts. These borrowings bore interest at .5% to 1.0% over the Euro Overnight Indexed Average which was 5.16% and 3.75% at March 31, 2001 and April 1, 2000.

     At December 29, 2001, we had $74.0 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $218.0 million outstanding in Euro based on the quarter end exchange rate. We were also contingently liable for $18.2 million in outstanding letters of credit related primarily to commitments for the purchase of inventory. At December 30, 2000, we had $84.7 million outstanding in direct borrowings, $80.0 million outstanding under the Term Loan and $248.9 million outstanding in Eurobonds based on the quarter end exchange rate. In December 2000, we retired Euro 7.3 million, or $6.5 million, of the outstanding Eurobonds. We were also contingently liable for $50.2 million in outstanding letters of credit related to commitments for the purchase of inventory and in connection with its leases. The Credit Facilities bore interest primarily at the Institution's prime rate (ranging from 2.8% to 4.8% at December 30, 2001 and 7.3% to 9.5% at December 30, 2000). The weighted average interest rate on outstanding borrowings was 5.9% and 6.1% at December 29, 2001 and December 30, 2000, respectively.

8 FINANCIAL INSTRUMENTS

     In April 1999, we entered into interest rate swap agreements with commercial banks which expire in 2003 to hedge against interest rate fluctuations. The swap agreements effectively convert borrowings under the 1999 Credit Facility from variable rate to fixed rate obligations. Under the terms of these agreements, we make payments at a fixed rate of 5.5% and receive payments from the counterparty based on the notional amount of $100.0 million at a variable rate based on the London Inter-Bank Offer Rate ("LIBOR"). The net interest paid or received on this arrangement is included in interest expense. The fair value of these agreements was an unrealized loss of $4.1 million and $1.4 million at December 29, 2001 and March 31, 2001 respectively, based upon the estimated amount that we would have to pay or would receive to terminate the agreements, as determined by the financial institutions.

     We entered into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce our risk from exchange rate fluctuations. Gains and losses on these contracts are deferred and recognized as adjustments to the basis of those assets. These gains and losses were not material. At March 31, 2001, we had foreign exchange contracts outstanding as follows: (i) to receive 60 million French Francs in fiscal 2001 in exchange for
5.6 million British Pounds; (ii) to deliver 279 million French Francs in fiscal 2001 in exchange for $50.0 million; (iii) to deliver 1.5 million British Pounds in fiscal 2001 in exchange for Euro 2.5 million; and (iv) to deliver $1.3 million in fiscal 2001 in exchange for Euro 1.5 million. The fair value of these contracts resulted in an unrealized gain of approximately $10.0 million at March 31, 2001.

     The carrying amounts of financial instruments reported in the accompanying consolidated balance sheets at December 29, 2001 and March 31, 2001, approximated their estimated fair values, except for the Eurobonds, primarily due to either the short-term maturity of the instruments or their adjustable market rate of interest. The fair value of the Eurobonds, net of discounts, was $218.0 and $217.1 million as of December 29, 2001 and March 31, 2001, based on its quoted market price as listed on the London Stock Exchange. Considerable judgment is

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES required in interpreting certain market data to develop estimated fair values for certain financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange.

9 COMPREHENSIVE INCOME

     For the three and nine months ended December 29, 2001 and December 30, 2000, comprehensive income was as follows:

                                                              THREE MONTHS ENDED
                                                         ----------------------------
                                                         DECEMBER 29,    DECEMBER 30,
                                                             2001            2000
                                                         ------------    ------------
Net Income.............................................    $45,614         $50,603
Other comprehensive income (loss), net of taxes:
  Foreign currency translation adjustments.............        105         (10,276)
  Unrealized losses on cash flow hedge contracts,
     net...............................................     (4,584)             --
                                                           -------         -------
  Comprehensive Income.................................    $41,135         $40,327
                                                           =======         =======

     The income tax effect related to foreign currency translation adjustments and unrealized losses on cash flow hedge contracts, net was an expense of $2.7 million in the three months ended December 29, 2001 and a benefit of $6.7 million in the three months ended December 30, 2000.

                                                              NINE MONTHS ENDED
                                                         ----------------------------
                                                         DECEMBER 29,    DECEMBER 30,
                                                             2001            2000
                                                         ------------    ------------
Net Income.............................................    $124,477        $11,765
  Other comprehensive income (loss), net of taxes:
  Foreign currency translation adjustments.............         817         (6,802)
  Cumulative translation adjustment gains, net.........       4,028             --
  Unrealized losses on cash flow hedge contracts,
     net...............................................      (6,566)            --
                                                           --------        -------
  Comprehensive Income.................................    $122,756        $ 4,963
                                                           ========        =======

     The income tax effect related to foreign currency translation adjustments, cumulative translation adjustment gains, net and unrealized losses on cash flow hedge contracts, net was a benefit of $1.0 million in the nine months ended December 29, 2001 and a benefit of $4.4 million in the nine months ended December 30, 2000.

10 SEGMENT REPORTING

     Our operations are comprised of three reportable business segments: wholesale, retail and licensing. Our reportable segments are individual business units that offer different products and services and are managed separately because each segment requires different strategic initiatives, promotional campaigns, marketing and advertising, based upon its own individual positioning in the market. Additionally, these segments reflect the reporting basis used internally by senior management to evaluate performance and the allocation of resources.

     The Company measures segment profit as income from operations before foreign currency gains and losses, interest, and taxes. Summarized below are our net revenues and income from

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES operations for the three and nine months ended December 29, 2001 and December 30, 2000, by segment:

                                                              THREE MONTHS ENDED
                                                         ----------------------------
                                                         DECEMBER 29,    DECEMBER 30,
                                                             2001            2000
                                                         ------------    ------------
NET REVENUES:
  Wholesale............................................    $279,955        $269,494
  Retail...............................................     280,338         286,156
  Licensing............................................      56,802          58,090
                                                           --------        --------
                                                           $617,095        $613,740
                                                           ========        ========

                                                                THREE MONTHS ENDED
                                                           ----------------------------
                                                           DECEMBER 29,    DECEMBER 30,
                                                               2001            2000
                                                           ------------    ------------
INCOME FROM OPERATIONS:
  Wholesale..............................................    $30,211         $32,403
  Retail.................................................     13,648          24,967
  Licensing..............................................     30,589          31,978
                                                             -------         -------
                                                             $74,448         $89,348
                                                             =======         =======

                                                                NINE MONTHS ENDED
                                                           ----------------------------
                                                           DECEMBER 29,    DECEMBER 30,
                                                               2001            2000
                                                           ------------    ------------
NET REVENUES:
  Wholesale..............................................   $  805,565      $  758,190
  Retail.................................................      743,988         750,681
  Licensing..............................................      181,066         178,383
                                                            ----------      ----------
                                                            $1,730,619      $1,687,254
                                                            ==========      ==========

INCOME FROM OPERATIONS
  Wholesale..............................................   $   79,898      $   79,691
  Retail.................................................       32,582          41,531
  Licensing..............................................      101,687         101,722
                                                            ----------      ----------
                                                               214,167         222,944
  Less: Unallocated restructuring and non-recurring
     charges.............................................           --        (184,504)
                                                            ----------      ----------
                                                            $  214,167      $   38,440
                                                            ==========      ==========

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     Summarized below are our net revenues for the three and nine months ended December 29, 2001 and December 30, 2000 and our long-lived assets as of December 29, 2001 and March 31, 2001, by geographic location:

                                                                THREE MONTHS ENDED
                                                           ----------------------------
                                                           DECEMBER 29,    DECEMBER 30,
                                                               2001            2000
                                                           ------------    ------------
NET REVENUES:
  United States..........................................    $474,742        $494,283
  France.................................................      75,156          52,601
  Other countries........................................      67,197          66,856
                                                             --------        --------
                                                             $617,095        $613,740
                                                             ========        ========

                                                                NINE MONTHS ENDED
                                                           ----------------------------
                                                           DECEMBER 29,    DECEMBER 30,
                                                               2001            2000
                                                           ------------    ------------
NET REVENUES:
  United States..........................................   $1,403,380      $1,412,023
  France.................................................      169,554         124,235
  Other countries........................................      157,685         150,996
                                                            ----------      ----------
                                                            $1,730,619      $1,687,254
                                                            ==========      ==========

                                                             DECEMBER 29,    MARCH 31,
                                                                 2001          2001
                                                             ------------    ---------
LONG-LIVED ASSETS:
  United States............................................    $283,727      $286,257
  Canada...................................................      32,160        31,295
  Other countries..........................................      18,934        11,377
                                                               --------      --------
                                                               $334,821      $328,929
                                                               ========      ========

11 CONCENTRATION OF CREDIT RISK

     We sell our merchandise primarily to major upscale department stores across the United States and extend credit based on an evaluation of the customer's financial condition generally without requiring collateral. Credit risk is driven by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. We had three customers who in aggregate constituted approximately 48.7% and 52.0% of trade accounts receivable outstanding at December 29, 2001 and March 31, 2001.

     We had three significant customers who accounted for approximately 19.2%, 19.1% and 17.6% each of net sales for the nine months ended December 29, 2001 and 11.0%, 10.0% and 10.0% each of net sales in fiscal 2001. Additionally, we had four significant licensees who in aggregate constituted approximately 58.3% and 53.0% of licensing revenue for the nine months ended December 29, 2001 and in fiscal 2001.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     We monitor credit levels and the financial condition of our customers on a continuing basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the accompanying consolidated financial statements.

     We are also subject to concentrations of credit risk with respect to our cash and cash equivalents, marketable securities, interest rate swap agreements and forward foreign exchange contracts which we attempt to minimize by entering into these arrangements with major banks and financial institutions and investing in high-quality instruments. We do not expect any counterparties to fail to meet their obligations.

12 COMMON STOCK

     All of our outstanding Class B Common Stock is owned by Mr. Ralph Lauren and related entities and all of our outstanding Class C Common Stock is owned by certain investment funds affiliated with The Goldman Sachs Group, Inc. (collectively, the "GS Group"). Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than affiliates of Mr. Lauren. Shares of Class C Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis and may not be transferred to anyone other than among members of the GS Group or, until April 15, 2002, any successor of a member of the GS Group. The holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock and Class C Common Stock, except that holders of Class A Common Stock and Class C Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except for the election and the removal of directors and as otherwise required by applicable law. Class A Common Stock, Class B Common Stock and Class C Common Stock are collectively referred to herein as "Common Stock."

13 RECENTLY ISSUED PRONOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting For Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the first quarter in the Fiscal year ending April 3, 2004. The Company is currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

     In October 2001, the FASB issued SFAS No. 144, Accounting for The Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. However, this Statement retains the fundamental provisions of Statement 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for the first quarter in the Fiscal year ending March 29, 2003. The Company is currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

     In July 2001, the FASB issued (SFAS) No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. In addition to requiring the use of the purchase method for all business combinations, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. SFAS No. 142 addresses accounting and reporting standards for acquired goodwill and other intangible assets and generally, requires that goodwill and indefinite life intangible assets no longer be amortized but be tested for impairment annually. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS No. 141 and SFAS No. 142 are effective for the Company's first quarter in the Fiscal year ending March 29, 2003 or for any business combinations initiated after June 30, 2001. As a result of these pronouncements, goodwill arising from the acquisitions of PRL Fashions and the Polo Brussels SA store are not being amortized. The Company is currently evaluating the impact of adopting these pronouncements on its consolidated financial position and results of operations.

     In April 2001, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 00-25, Vendor Income Statement Characteristics of Consideration Paid To A Reseller of the Vendor's Products ("EITF No. 00-25"). EITF No. 00-25 concluded that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration characterized as a cost incurred if a benefit is or will be received from the recipient of the consideration if certain conditions are met. This pronouncement is effective for the Company's first quarter in the Fiscal year ending March 29, 2003. The Company is currently evaluating the impact of adopting this pronouncement on our consolidated results of operations.

     The Company adopted the provisions of SFAS No. 133 as of April 1, 2001. As of this date, the Company had outstanding interest rate swap agreements and forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133. In accordance with SFAS No. 133, the Company recorded the fair value of these derivatives at April 1, 2001, and the resulting net unrealized gain, after taxes, of approximately $4.0 million was recorded in other comprehensive income as a cumulative transition adjustment.

14 RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform to the current year's presentation.

15 QUARTERLY INFORMATION (UNAUDITED)

     The following is a summary of certain unaudited quarterly financial information for fiscal 2002 and 2001:

                                            JUNE 30,    SEPTEMBER 29,    DECEMBER 29,
FISCAL 2002                                   2001          2001             2001
-----------                                 --------    -------------    ------------
Net revenues..............................  $517,829      $595,695         $617,095
Gross profit..............................   262,361       285,640          287,009
Net income................................    31,051        47,810           45,614
Net income per share --
  Basic...................................  $   0.32      $   0.49         $   0.47
  Diluted.................................      0.32          0.49             0.46
Shares outstanding -- Basic...............    97,109        97,437           97,506
Shares outstanding -- Diluted.............    98,493        98,483           98,504

                 POLO RALPH LAUREN CORPORATION AND SUBSIDIARIES

                                    JULY 1,     SEPT. 30,    DEC. 30,    MARCH 31,
FISCAL 2001                           2000        2000         2000        2001
-----------                         --------    ---------    --------    ---------
Net revenues......................  $487,297    $586,217     $613,740    $538,520
Gross profit......................   252,547     250,133      297,520     262,847
Net income(loss)..................    23,983     (62,821)      50,603      47,497
Net income(loss) per share --
  Basic...........................  $   0.25    $  (0.65)    $   0.52    $   0.49
  Diluted.........................      0.25       (0.65)        0.52        0.48
Shares outstanding -- Basic.......    97,092      96,713       96,530      96,740
Shares outstanding -- Diluted.....    97,350      97,256       97,347      98,164

                          [PICTURE OF STORE AND LOGO.]

                                    PART II

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the offering described in this Registration Statement. Except for certain expenses to be paid by the Selling Stockholders the Company will pay the costs and expenses of this offering. Except for the SEC registration fee and National Association of Securities Dealers, Inc. filing fee, all of these amounts are estimates.

SEC registration fee........................................  $ 31,900.00
National Association of Securities Dealers, Inc. filing
  fee.......................................................    30,500.00
Printing costs..............................................   250,000.00
Transfer agent fees.........................................     3,500.00
Legal fees and expenses.....................................   250,000.00
Accounting fees and expenses................................   250,000.00
Blue Sky fees and legal expenses............................    10,000.00
Miscellaneous...............................................   100,000.00
                                                              -----------
Total.......................................................  $925,900.00
                                                              ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in the preceding two paragraphs, Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

     Article Six of the Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions. Article Seven requires indemnification of directors and officers of the Company, and for advancement of litigation expenses to the fullest extent permitted by Section 145.

     The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the selling stockholders and directors, certain officers, and controlling persons of the Company by the underwriters against certain civil liabilities, including liabilities under the Securities Act.

ITEM 16.  EXHIBITS.


 1.1*     Form of Underwriting Agreement.
 4.1      Amended and Restated Certificate of Incorporation of the
          Company (filed as Exhibit 3.1 to the Company's Registration
          Statement on Form S-1 (File No. 333-24733) (the "S-1").
 4.2      Amended and Restated Bylaws of the Company (filed as Exhibit
          3.2 to the S-1).
 5.1**    Opinion of Paul, Weiss, Rifkind, Wharton & Garrison re:
          Legality of securities.
 8.1**    Tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
10.1**    Employment Agreement, dated July 1, 2001, between Gerald M.
          Chaney and the Company.
10.2**    Employment Agreement, dated July 1, 2001, between Mitchell
          A. Kosh and the Company.
23.1**    Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          (contained in Exhibits 5.1 and 8.1).
23.2      Consent of Deloitte & Touche LLP.
24.1**    Power of Attorney (included on signature page).


---------------

 * To be filed by amendment

** Previously filed

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on April 12, 2002.


                                          POLO RALPH LAUREN CORPORATION


                                          By:     /s/ GERALD M. CHANEY

                                            ------------------------------------

                                              Gerald M. Chaney


                                              Senior Vice President and


                                              Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----
                         *                              Chairman of the Board, Chief     April 12, 2002
---------------------------------------------------    Executive Officer and Director
                   Ralph Lauren                        (Principal Executive Officer)

                         *                             Vice Chairman of the Board of     April 12, 2002
---------------------------------------------------              Directors
                  F. Lance Isham

                         *                           President, Chief Operating Officer  April 12, 2002
---------------------------------------------------             and Director
                  Roger N. Farah

               /s/ GERALD M. CHANEY                   Senior Vice President and Chief    April 12, 2002
---------------------------------------------------     Financial Officer(Principal
                 Gerald M. Chaney                    Financial and Accounting Officer)

                         *                                        Director               April 12, 2002
---------------------------------------------------
               Frank A. Bennack, Jr.

                         *                                        Director               April 12, 2002
---------------------------------------------------
                 Joel L. Fleishman

                         *                                        Director               April 12, 2002
---------------------------------------------------
                 Richard Friedman

                         *                                        Director               April 12, 2002
---------------------------------------------------
                 Arnold H. Aronson

                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

                         *                                        Director               April 12, 2002
---------------------------------------------------
                  Terry S. Semel

                         *                                        Director               April 12, 2002
---------------------------------------------------
                 Judith A. McHale

                         *                                        Director               April 12, 2002
---------------------------------------------------
                Dr. Joyce F. Brown

             *By: /s/ GERALD M. CHANEY
   ---------------------------------------------
                 Attorney-in-fact

                                 EXHIBIT INDEX


                               EXHIBIT
                               -------
EXHIBIT
  NO.
-------
  1.1*    Form of Underwriting Agreement.
  4.1     Amended and Restated Certificate of Incorporation of the
          Company (filed as Exhibit 3.1 to the Company's Registration
          Statement on Form S-1 (File No. 333-24733) (the "S-1").
  4.2     Amended and Restated Bylaws of the Company (filed as Exhibit
          3.2 to the S-1).
  5.1**   Opinion of Paul, Weiss, Rifkind, Wharton & Garrison re:
          legality of securities.
  8.1**   Tax opinion of Paul, Weiss, Rifkind, Wharton & Garrison.
 10.1**   Employment Agreement, dated July 1, 2001, between Gerald M.
          Chaney and the Company.
 10.2**   Employment Agreement, dated July 1, 2001, between Mitchell
          A. Kosh and the Company.
 23.1**   Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          (contained in Exhibits 5.1 and 8.1).
 23.2     Consent of Deloitte & Touche LLP.
 24.1**   Power of Attorney (included on signature page).


---------------

 * To be filed by amendment

** Previously filed